itaú

Results
1Q25

Management Discussion & Analysis and Condensed Financial Statements

1st Quarter of 2025

Contents

Management

Discussion & Analysis

1st quarter of 2025

(This page was intentionally left blank)

Managerial Income Summary

As from January 2025, considers the adoption of Resolution 4,966 prospectively. The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated)	1Q25	4Q24	1Q24
Results	Recurring Managerial Result	11,128	10,884	9,771
	Operating Revenues (1)	44,537	44,098	40,353
	Managerial Financial Margin (2)	30,322	29,388	26,880
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	22.5%	22.1%	21.9%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	23.7%	23.4%	22.7%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.5%	1.4%	1.4%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.3%	2.4%	2.7%
	Efficiency Ratio (ER) (5)	38.1%	40.7%	38.3%
Shares	Recurring Managerial Result per Share (R$) (6) (7)	1.10	1.01	0.91
	Net Income per Share (R$) (6) (7)	1.08	0.98	0.89
	Number of Total Shares at the end of the period - in million (7)	10,784	10,756	10,782
	Book Value per Share (R$) (7)	17.98	18.69	16.32
	Dividends and Interest on Own Capital net of Taxes (8)	2,583	18,026	2,455
	Market Capitalization (9)	318,726	282,291	316,311
	Market Capitalization (9) (US$ million)	55,688	45,688	63,164
Balance Sheet	Total Assets	2,820,926	3,048,537	2,788,916
	Total Credit Portfolio, including Financial Guarantees Provided and Private Securities	1,383,097	1,406,357	1,222,333
	Deposits + Debentures + Securities + Borrowings and Onlending (10)	1,478,119	1,515,886	1,368,945
	Loan Portfolio/Funding (10)	85.3%	84.6%	81.6%
	Stockholders' Equity	193,900	201,055	175,981
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	15,7%	16.5%	16.4%
	Tier I Capital - BIS III	14,1%	15.0%	14.5%
	Common Equity Tier I - BIS III	12.6%	13.7%	13.0%
	Liquidity Coverage Ratio (LCR)	196.4%	221.3%	194.1%
	Net Stable Funding Ratio (NSFR)	122.3%	122.0%	125.9%
Other	Portfolio Managed and Investment Funds	2,011,383	1,962,479	1,863,512
	Total Number of Employees	96,311	96,219	95,773
	Brazil	86,279	86,228	85,936
	Abroad	10,032	9,991	9,837
	Branches and CSBs - Client Service Branches (11)	2,795	2,928	3,152
	ATM - Automated Teller Machines (12)	38,878	40,030	40,877

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (6) Calculated based on the weighted average number of outstanding shares for the period; (7) Shares representing total capital stock net of treasury shares. The number of outstanding shares as of Dec-24 and Mar-24 was adjusted to reflect the 10% bonus shares that occurred on March 20, 2025; (8) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (9) Source: Bloomberg; (10) As detailed in the Balance Sheet section; (11) As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change. (12) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Managerial Income Statement

Reconciliation between Accounting and Managerial Financial Statements | 1st quarter of 2025

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	**43,406**	**16**	**1,821**	**(706)**	**44,537**
Managerial Financial Margin	28,086	16	1,821	400	30,322
Financial Margin with Clients	-	-	-	29,399	29,399
Financial Margin with the Market	-	-	-	923	923
Commissions and Fees	11,918	-	-	(686)	11,232
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	2,043	-	-	940	2,983
Other Operating Income	928	-	-	(928)	-
Equity in Earnings of Affiliates and Other Investments	325	-	-	(325)	-
Non-operating Income	106	-	-	(106)	-
Cost of Credit	**(8,233)**	**-**	**-**	**(743)**	**(8,976)**
Expected loss expenses	(9,400)	-	-	(94)	(9,494)
Discounts Granted	-	-	-	(714)	(714)
Recovery of Loans Written Off as Losses	1,167	-	-	65	1,233
Retained Claims	**(389)**	**-**	**-**	**-**	**(389)**
Other Operating Expenses	**(20,307)**	**293**	**59**	**1,489**	**(18,466)**
Non-interest Expenses	(17,630)	293	-	1,541	(15,796)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,671)	-	59	(53)	(2,664)
Insurance Selling Expenses	(6)	-	-	-	(6)
Income before Tax and Profit Sharing	**14,478**	**309**	**1,880**	**40**	**16,706**
Income Tax and Social Contribution	**(3,168)**	**(33)**	**(1,880)**	**(179)**	**(5,259)**
Profit Sharing Management Members - Statutory	**(163)**	**-**	**-**	**163**	**-**
Minority Interests	**(252)**	**(42)**	**-**	**(25)**	**(319)**
Net Income	**10,894**	**234**	**-**	**-**	**11,128**

Extraordinary Items | Net of Taxes Effects

in R$ million	1Q25	4Q24	1Q24
Net Income	10,894	10,558	9,583
(-) Extraordinary Items	(234)	(326)	(188)
Goodwill amortization	(194)	(194)	(178)
Other	(40)	(132)	(10)
Recurring managerial result	11,128	10,884	9,771

Income Statement of the 1st quarter of 2025

In R$ million	1Q25	4Q24	Δ	1Q24	Δ
Operating Revenues	**44,537**	**44,098**	**1.0%**	**40,353**	**10.4%**
Managerial Financial Margin	30,322	29,388	3.2%	26,880	12.8%
Financial Margin with Clients	29,399	28,484	3.2%	25,821	13.9%
Financial Margin with the Market	923	904	2.2%	1,059	-12.8%
Commissions and Fees	11,232	11,697	-4.0%	10,852	3.5%
Revenues from Insurance [1]	2,983	3,013	-1.0%	2,620	13.8%
Cost of Credit	**(8,976)**	**(8,643)**	**3.8%**	**(8,793)**	**2.1%**
Expected Loss Expenses	(9,494)	(9,562)	-0.7%	(9,259)	2.5%
Discounts Granted	(714)	(615)	16.0%	(626)	14.0%
Recovery of Loans Written Off as Losses	1,233	1,534	-19.6%	1,092	12.9%
Retained Claims	**(389)**	**(400)**	**-2.9%**	**(384)**	**1.4%**
Other Operating Expenses	**(18,466)**	**(19,368)**	**-4.7%**	**(16,791)**	**10.0%**
Non-interest Expenses	(15,796)	(16,707)	-5.5%	(14,386)	9.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,664)	(2,647)	0.6%	(2,398)	11.1%
Insurance Selling Expenses	(6)	(14)	-55.3%	(7)	-8.8%
Income before Tax and Minority Interests	**16,706**	**15,687**	**6.5%**	**14,385**	**16.1%**
Income Tax and Social Contribution	**(5,259)**	**(4,475)**	**17.5%**	**(4,327)**	**21.5%**
Minority Interests in Subsidiaries	**(319)**	**(328)**	**-2.5%**	**(287)**	**11.2%**
Recurring Managerial Result	**11,128**	**10,884**	**2.2%**	**9,771**	**13.9%**

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Private Securities

This quarter we made some changes to the credit portfolio and subsequently to the indicators that use this information (more details throughout the document). We began to segment the agribusiness portfolio according to the size of companies. In addition, the following products (for which we have provisions and risk limits) have been included in the credit portfolio: Credit Right Funds, exposures to financial institutions, as well as operations by our agribusiness trading company.

For comparability purposes, the past portfolio shown in the table below has been reclassified.

In R$ billion, end of period	1Q25	4Q24	Δ	1Q24	Δ
Individuals	**448.8**	**444.8**	**0.9%**	**413.4**	**8.6%**
Credit Card Loans	138.9	142.2	-2.3%	130.9	6.1%
Personal Loans	67.3	65.9	2.2%	62.5	7.8%
Payroll Loans	74.1	74.4	-0.5%	73.5	0.8%
Vehicle Loans	36.8	36.5	0.9%	33.8	9.0%
Mortgage Loans	131.6	125.7	4.7%	112.8	16.7%
Very Small, Small and Middle Market Loans [1,2]	**273.2**	**278.8**	**-2.0%**	**232.1**	**17.7%**
Corporate Loans [2]	**425.3**	**433.2**	**-1.8%**	**376.3**	**13.0%**
Total for Brazil with Financial Guarantees Provided and Private Securities	**1,147.3**	**1,156.8**	**-0.8%**	**1,021.8**	**12.3%**
Latin America [2]	**235.8**	**249.6**	**-5.5%**	**200.5**	**17.6%**
Total with Financial Guarantees Provided and Private Securities	**1,383.1**	**1,406.4**	**-1.7%**	**1,222.3**	**13.2%**
Total with Financial Guarantees Provided and Private Securities (ex-foreign exchange rate variation)[3]	**1,383.1**	**1,385.8**	**-0.2%**	**1,264.4**	**9.4%**

(1) Includes Rural Loans to Individuals. (2) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas, Eurobonds, Credit Right Funds, exposures to financial institutions and agribusiness trading operations. (3) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client.

Management commentary

As of January 2025, CMN Resolution No. 4,966/21 came into force, establishing the classification, measurement, recognition and write-off of financial instruments and the recognition of a provision for expected loss associated with credit risk. Adoption was prospective, with no material effects on our results.

• The recurring managerial result reached R$11.1 billion in the first quarter of 2025, a 2.2% increase from the previous quarter. Recurring managerial return on equity was 22.5% on a consolidated basis and 23.7% in operations in Brazil.

• The loan portfolio decreased by 1.7% in the consolidated figures and by 0.8% in Brazil in the quarter, while annual growths were 13.2% and 12.3%, respectively. If we excluded the effect of the exchange rate variation of the Middle, Corporate and Latina American books, the portfolio would have remained practically stable in the quarter.

• The individuals portfolio was impacted by the typical seasonality of the first quarter, with a 2.3% reduction in credit cards and a 2.2% growth in personal credit.

• The financial margin with clients grew 3.2% in the quarter. This increase is related to the higher average volume of the loan portfolio, better product mix, in addition to the higher margin with working capital, and was partially offset by the fewer number of days compared to the previous quarter.

• The cost of credit increased by 3.8% compared to the previous quarter, due to the lower revenue from credit recovery.

• The consolidated nonperforming loans 90 days overdue ratio (NPL 90), including securities, decreased by 0.1 p.p. to reach 1.9%. The ratio for Individuals decreased by 0.2 p.p. to reach 3.6% the lowest figure ever. The ratio for very small, small and middle-market companies reached 1.6% at the end of the quarter, a decrease of 0.1 p.p

• Nonperforming loans 15 to 90 days overdue ratio (NPL 15-90), including securities, increased by 0.2 p.p., closing the quarter at 1.8%. This increase was mainly due to the typical seasonality of the first quarter, which raised the ratio for individuals by 0.3 p.p., reaching 3.1% at the end of the quarter.

• Commissions and fees and result from insurance operations were down 3.3%, mainly due to revenue from asset management, as performance fee was recognized in the previous quarter. In addition, there was a reduction in revenues form issuing cards and from payments and collections (which includes acquiring) due to the seasonality of the first quarter, which led to a reduction in transaction volumes. The implementation of Resolution No. 4,966 had a negative impact on credit operation fees, as they are now deferred (while they had previously been recognized as they were raised).

• Non-interest expenses, seasonally lower in the first quarter of the year, were down by 5.5% compared to the previous quarter. Our efficiency ratio reached 38.1% and 36.0% in Brazil, the lowest levels ever.

Comparison to the first quarter of 2024

The recurring managerial result posted an increase of 13.9%, while recurring managerial return was 0.6 p.p. higher, on a year-on-year basis. Noteworthy was the 16.1% increase in income before taxes.

• Financial margin with clients increased 13.9% compared to the previous year, due to the positive effect of the increases in the credit portfolio, in liabilities' margin and in the remuneration of our own capital.

• Commissions and fees and result from insurance operations rose by 5.6%. Revenue from card issuing activities and revenue from asset management increased, in addition to the 16.0% growth in result from insurance operations.

• Non-interest expenses were up by 9.8%, whereas the efficiency ratio decreased by 0.2 p.p.

Main Figures

Indicator	1Q25	1Q25 x 4Q24
Managerial Recurring Result	R$11.1 bn	+2.2%
Credit portfolio	R$1,383.1 bn	-1.7%
Financial margin with clients	R$29.4 bn	+3.2%
Financial margin with the market	R$0.9 bn	+2.2%
Cost of credit	R$9.0 bn	+3.8%
Fees and insurance	R$13.8 bn	-3.3%
Non-interest expenses	R$15.8 bn	-5.5%
Recurring managerial return on average equity	22.5%	+0.4 p.p.

2025 Forecast

Guidance for the year remains unchanged

	Consolidated (Res. 4,966 criteria)
Total credit portfolio[1]	Growth between 4.5% and 8.5%
Financial margin with clients	Growth between 7.5% and 11.5%
Financial margin with the market	Between R$1.0 bn and R$3.0 bn
Cost of credit[2]	Between R$34.5 bn and R$38.5 bn
Commissions and fees and results from insurance operations[3]	Growth between 4.0% and 7.0%
Non-interest expenses	Growth between 5.5% and 8.5%
Effective tax rate	Between 27.0% and 29.0%

(1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, impairment, discounts granted and Recovery of Losses Written of as Losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

(This page was intentionally left blank)

Income Statement
and Balance Sheet Analysis

Managerial Financial Margin

The financial margin with clients was up by 3.2% in the quarter. This increase was mainly driven by the growth in working capital, the average loan portfolio, a better product credit mix and higher liabilities' margin. These increases were partially offset by the fewer number of days in the quarter. On a year-on-year basis, the financial margin with clients was up by 13.9%, mainly driven by the greater volume of credit and the higher margin with our own working capital. The financial margin with the market was up 2.2% in the quarter, mainly driven by the higher revenue from the trading desk.

Margin with Clients
R$29.4 bn
+3.2% 1Q25 x 4Q24
+13.9% 1Q25 x 1Q24

Below are the main changes in our financial margin with clients, compared with the previous quarter:

- **Working capital and other (+ R$0.8 billion):** mainly due to the positive impact of the fixed interest rate and by the higher revenues from equity in earnings of affiliates.
- **Average volume (+ R$0.3 billion):** positive impact due to the increase in the average profitable portfolio, both for individuals and companies.
- **Product mix (+ R$0.2 billion):** increased as a result of higher balances in more profitable products, such as financed credit card, overdraft and personal credit.
- **Spreads and liabilities' margin (+ R$0.2 billion):** mainly due to the positive impact of the higher average rate of return on liabilities.

In R$ million	1Q25	4Q24	Δ	1Q24	Δ
Financial Margin with Clients	29,399	28,484	3.2%	25,821	13.9%
Financial Margin with the Market	923	904	2.2%	1,059	-12.8%
Total	**30,322**	**29,388**	**3.2%**	**26,880**	**12.8%**

Breakdown of changes in the Financial Margin with Clients

In R$ billion



+ 3.2%
28.5
-3.2
25.2
0.3
0.2
0.2
-0.5
-0.03
25.4
4.0
29.4
4Q24
Working capital and others (1) 4Q24
Spread-sensitive operations 4Q24
Average Volume
Product Mix
Spreads and liabilities margin
Lower number of calendar days
Latin America and others (2)
Spread-sensitive operations 1Q25
Working capital and others (1) 1Q25
1Q25

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin, structured operations from the wholesale business segment and the positive impact of R$0.1 billion due to the adoption of Res. 4,966.

Annualized Average Rate of the Financial Margin with Clients

In R$ million, end of period	1Q25			4Q24		
	Average Balance(1)	Financial Margin	Average Rate (p.a.)	Average Balance(1)	Financial Margin	Average Rate (p.a.)
Financial Margin with Clients	**1,371,491**	**29,399**	**9.0%**	**1,357,637**	**28,484**	**8.6%**
Spread-Sensitive Operations	1,220,060	25,396	8.7%	1,204,460	25,236	8.5%
Working Capital and Other	151,430	4,003	11.2%	153,177	3,249	8.7%
Cost of Credit		**(8,976)**			**(8,643)**	
Risk-Adjusted Financial Margin with Clients	**1,371,491**	**20,423**	**6.1%**	**1,357,637**	**19,841**	**5.9%**

(1) Average daily balance.

Consolidated



8.9%
8.8%
8.7%
8.6%
9.0%
5.8%
5.7%
6.0%
5.9%
6.1%
1Q24
2Q24
3Q24
4Q24
1Q25

Brazil



9.6%
9.5%
9.5%
9.3%
9.8%
6.1%
6.2%
6.5%
6.3%
6.6%
1Q24
2Q24
3Q24
4Q24
1Q25

Financial Margin with Clients
Risk-Adjusted Financial Margin with Clients

Cost of Credit

Management Discussion & Analysis > Cost of Credit

Cost of Credit

R$9.0 bn

+3.8% 1Q25 x 4Q24

+2.1% 1Q25 x 1Q24

The cost of credit increased by R$332 million from the previous quarter. This increase is explained by the seasonal lower recovery of loans written off as losses, in addition to the lower volume of portfolios already written off as losses sold. In the Retail business in Brazil, the increase in expected loss expenses was due to the seasonal increase in the short-term delay, and consequently, Stage 2 levels (provision goes from expected loss of 12 months to the total term of the operation), and there was also an increase in discounts granted. These increases were partially offset by the lower need for provisioning in the Wholesale business in Brazil.

The cost of credit increased by R$182 million on a year-on-year basis, mainly driven by the Retail business in Brazil, driven by the increases of R$633 million in expected loss expenses and of R$53 million in discounts granted in this segment, offset by higher revenue from recovery of loans written off as losses. This increase in the Retail business was partially offset by the lower expected loss expenses in the Wholesale business in Brazil and in Latin America, in the amounts of R$307 million and R$90 million, respectively. It is noteworthy the ratio of cost of credit on the portfolio reduced by 0.3 p.p. in the period.

Recovery of Loans Written off as Losses and Sales of Financial Assets

Recovery of loans written off as losses decreased from the previous quarter in all segments. In the first quarter of 2025, portfolios already written off as losses were sold in the amount of R$201 million, generating positive impacts of R$7 million on recovery of loans and of R$4 million on the recurring managerial result. These sales do not impact credit quality indicators.

During the quarter, we recorded sales of active portfolios to unrelated companies with no retention of risk. Of these sales, R$30 million (R$27 million from the Retail business and R$3 million from the Wholesale business in Brazil) relates to active loans which were more than 90 days overdue, of which R$3 million would still be active at the end of March 2025 if not sold. Additionally, we sold R$108 million (R$59 million from individuals, R$32 million from the corporate segment and R$17 million from Latin America) relating to active portfolios which were not overdue. These sales of active portfolios had a negative impact of R$10 million on operating revenues, a positive impact of R$9 million on the cost of credit, and a negative impact of R$0.4 million on the recurring managerial result, with no material impact on credit quality indicators.

In R$ millions	1Q25	4Q24	Δ	1Q24	Δ
Expected Loss Expenses	(9,494)	(9,562)	-0.7%	(9,259)	2.5%
Recovery of Loans Written Off as Losses	1,233	1,534	-19.6%	1,092	12.9%
Discounts Granted	(714)	(615)	16.0%	(626)	14.0%
Cost of Credit	**(8,976)**	**(8,643)**	**3.8%**	**(8,793)**	**2.1%**
Cost of Credit / Total Risk (*) - Annualized (%)	**2.7**	**2.6**	**0.0 p.p.**	**3.0**	**-0.3 p.p.**

(*) Average balance of the credit portfolio with financial guarantees provided and private securities (without the inclusion of new products occurred in the 1Q25). Considering the new portfolio, the ratio would be 2.6%.

Note: The impairment expense previously presented within the cost of credit was added to the expected loss expenses line for periods prior to 1Q25. With the adoption of CMN Resolution No. 4,966/21, the expected loss expenses now also includes the portfolio of securities with the characteristic of granting credit.

Balance of Provision for Expected Loss by Stage


R$ billion
58.1
18.1%
22.8%
59.1%
58.2
17.3%
24.0%
58.6%
Dec-24
Mar-25
Stage 1
Stage 2
Stage 3

Note: The information for December 2024 refers to the situation on January 1, 2025, in accordance with the adoption of the new accounting policies.

Cost of credit by segment


R$ million
3.0
2.9
2.6
2.6
2.7
757
389
7,648
954
340
7,518
910
70
7,265
561
694
7,388
704
115
8,157
1Q24
2Q24
3Q24
4Q24
1Q25
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Cost of Credit / Loan Portfolio (*) - Annualized (%)

(*) Average balance of the credit portfolio with financial guarantees provided and private securities (without the inclusion of new products occurred in the 1Q25). Considering the new portfolio, the ratio would be 2.6%.

The nonperforming loans 90 days overdue ratio (NPL 90) decreased by 0.1 p.p. compared to the previous quarter, reaching its lowest level for the last 17 quarters that is, since the first quarter of 2021. In Brazil, the ratio was down by 0.2 p.p. for individuals, with notable reductions in personal loan and vehicle financing ratios, reaching its lowest level ever, and by 0.1 p.p. for very small, small and middle-market companies, without concentration in a specific client or sector. In Latin America, the ratio rose as a result of the increase in the overdue portfolio for companies in Chile, Uruguay, and Colombia. It is worth mentioning that NPL 90 decreased nominally for the third consecutive quarter.

The non-performing loans 15-90 days ratio (NPL 15-90) increased by 0.2 p.p. in the quarter, mainly driven by the typical seasonal increase of the period with household spending piling up, in the individuals segment in Brazil. Additionally, the corporate ratio increased, mainly driven by a specific delinquent client in the segment. In Latin America, the ratio decreased due to the lower NPL ratios in Chile and in companies in Colombia.

NPL Ratio over 90 days

2.3%

-0.1 p.p.	Mar-25 x Dec-24
-0.4 p.p.	Mar-25 x Mar-24

NPL Ratio (%) | over 90 days


NPL > 90 days with securities*
3.1
3.0
2.9
2.6
2.5
2.7
2.7
2.6
2.4
2.3
1.4
1.4
1.4
1.3
1.4
2.1
2.0
2.0
1.9
1.3
1.4
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Dec-24
Mar-25
Total
Brazil¹
Latin America²

NPL Ratio (%) | 15 to 90 days


NPL 15 - 90 days with securities*
2.4
2.4
2.4
2.5
2.3
2.3
2.4
2.2
2.1
2.3
2.0
2.0
2.2
2.2
2.2
2.3
2.2
1.6
1.8
1.5
1.7
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Dec-24
Mar-25
Total
Brazil¹
Latin America²

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Brazil


4.2
4.2
4.0
3.8
3.6
2.5
2.5
2.3
1.9
1.8
1.7
1.6
0.1
0.1
0.1
0.1
0.0
0.02
0.01
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Individuals - Brazil
Very Small, Small and Middle Market Companies - Brazil
Corporate - Brazil

Brazil


3.3
3.2
3.0
2.84
3.10
1.8
1.7
1.4
1.4
1.4
1.2
1.2
0.3
0.1
0.2
0.0
0.2
0.0
0.1
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Individuals - Brazil
Very Small, Small and Middle Market Companies - Brazil
Corporate - Brazil

Ratios with securities*

* Includes securities as well as FIDC, exposures to financial institutions and the operations by our agribusiness trading company.

Credit Quality

The renegotiated credit portfolio decreased for the seventh consecutive quarter. The measurement of this portfolio did not change in this first quarter.

As of this quarter, we began to disclose the restructured credit portfolio in accordance to the requirements of CMN Resolution No. 4,966/21. This portfolio consists of credit operations and securities with significant change in the terms of the contract, due to the deterioration of their credit quality.

NPL Creation decreased by R$447 million in the quarter and totaled R$7,749 million, which is the lowest value since the fourth quarter of 2022. This reduction was the third consecutive nominal reduction. In the Retail business in Brazil, the NPL creation ratio in the credit portfolio reached 1.3%, which is the lowest value since the fourth quarter of 2021.

NPL Creation

R$7.7 bn

- -R$0.4 billion 1Q25 x 4Q24
- -R$1.3 billion 1Q25 x 1Q24

The write-off decreased by 3.2% compared to the previous quarter and occurred in Brazil, both in the Retail and Wholesale businesses, due to the improvement in the NPL Creation levels observed since the 3Q24. This indicator was not impacted by the adoption of CMN Resolution No. 4,966/21. The ratio between written-off transactions and the average balance of the credit portfolio reached 0.7% in the quarter, including securities.

Renegotiated Loan Operations


R$ billion
37.6
37.4
35.8
34.6
34.2
Including securities
40.1
23.7
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Mar-25
Renegotiated
Restructured

Write-Off


R$ million
Including securities
10,120
9,337
9,335
9,074
8,785
1.1%
1.0%
1.0%
0.9%
0.7%
1Q24
2Q24
3Q24
4Q24
1Q25
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters. As of the first quarter of 2025, the write-off and the loan portfolio include securities.

NPL Creation


R$ million
Including securities*
9,039
10,177
8,976
8,196
7,749
8,114
8,565
7,927
7,241
6,847
722
1,359
957
862
933
203
254
91
92
-32
1Q24
2Q24
3Q24
4Q24
1Q25
Total
Retail - Brazil
Wholesale - Brazil
Latin America ex-Brazil

Note: NPL Creation of 1Q25 was calculated by including the active loan portfolios of R$3 million from the Wholesale business and R$27 million from the Retail business in Brazil to unrelated companies, and the NPL Creation of securities.

NPL Creation Ratio in the Loan Portfolio[1]


Including securities*
1.6%
1.7%
1.5%
1.4%
1.3%
1.0%
1.1%
0.9%
0.9%
0.6%
0.4%
0.7%
0.5%
0.4%
0.4%
0.1%
0.1%
0.0%
0.0%
0.0%
1Q24
2Q24
3Q24
4Q24
1Q25
Total
Retail - Brazil
Wholesale - Brazil
Latin America ex-Brazil

[1] The loan portfolio for the previous quarter excluding financial guarantees provided. As of the first quarter of 2025, the NPL creation and the credit portfolio include securities.

* Includes securities as well as FIDC, exposures to financial institutions and the operations by our agribusiness trading company.

New Credit Quality Indicators Resolution CMN Nº 4,966/21

Below we present the credit quality indicators introduced by CMN Resolution 4,966/21, which classifies financial instruments into three stages:

Stage 1: Applicable to financial instruments without significant increase in credit risk.

Stage 2: Applicable to financial instruments with a significant increase in credit risk since their origination, with the following conditions:

- Not problematic assets
- A delay of between 30 and 90 days

Stage 3: Applicable to assets with credit recovery problems (problematic assets), evidenced by a delay over 90 days in the payment of principal or charges, or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on a cash basis. This stage is indicated by:

- A delay over 90 days
- Restructuring: renegotiation with significant change in the original conditions due to a relevant deterioration
- Indication of non-compliance with obligations

For further details, see explanatory note 2 b) of the Financial Statements.

		Mar-25	Dec-24	Δ
Stage 3 Loan Portfolio (% over Total Portfolio)	Individuals - Brazil	5.8%	6.0%	-0.2 p.p
	Companies - Brazil	3.5%	3.5%	0.0 p.p
	Brazil	4.4%	4.5%	-0.1 p.p
	Latin America	4.3%	4.2%	0.1 p.p
	Total	4.4%	4.4%	0.0 p.p
Stage 3 Coverage (Stage 3 Provision over Stage 3 Portfolio)	Individuals - Brazil	61.4%	59.8%	1.6 p.p
	Companies - Brazil	55.9%	55.3%	0.6 p.p
	Brazil	58.7%	57.6%	1.1 p.p
	Latin America	43.1%	42.4%	0.7 p.p
	Total	56.1%	55.0%	1.1 p.p
Stage 2 Loan Portfolio (% over Total Portfolio)	Individuals - Brazil	8.0%	7.7%	0.2 p.p
	Companies - Brazil	1.8%	1.7%	0.1 p.p
	Brazil	4.2%	4.0%	0.2 p.p
	Latin America	4.6%	4.6%	0.0 p.p
	Total	4.3%	4.1%	0.2 p.p
Stage 2 Coverage (Stage 2 Provision over Stage 2 Portfolio)	Individuals - Brazil	26.1%	24.5%	1.6 p.p
	Companies - Brazil	22.9%	23.9%	-1.0 p.p
	Brazil	25.3%	24.4%	0.9 p.p
	Latin America	16.6%	16.9%	-0.3 p.p
	Total	23.7%	22.9%	0.8 p.p

Commissions and Fees and Insurance[1]

Compared to the last quarter of 2024, commissions and fees and result from insurance operations decreased by 3.3%, mainly driven by the lower fund management fees, due to the recognition of performance fee in the last quarter, which is concentrated in the second and fourth quarter of the year. Additionally, the seasonal reduction in the transaction volume, typical of the first quarter, affected both card issuing and acquiring activities, which began to be allocated to the payments and collections line as of 1Q25. The lower revenue from credit operations and guarantees issued is related to the implementation of Resolution No. 4,966, as certain fees are now deferred and had been otherwise previously recognized when they were raised.

Compared to the first quarter of 2024, commissions and fees and result from insurance operations were up by 5.6%, driven by the increase in: (i) card issuing transaction volume; (ii) *Consórcio* administration fees; (iii) the Latin American gains, especially in Itaú Chile, due to higher credit card result, and the increase in asset management fees driven by higher volumes; and (iv) result from insurance, pension plan and premium bonds, due to the increase in earned premiums.

Services and Insurance

R$13.8 bn

-3.3% 1Q25 x 4Q24

+5.6% 1Q25 x 1Q24

In R$ million	1Q25	4Q24	Δ	1Q24	Δ
Card Issuance	3,260	3,332	-2.1%	3,113	4.7%
Current Account for Individuals	828	859	-3.7%	948	-12.7%
Credit Operations and Guarantees Issued	635	757	-16.1%	677	-6.2%
Payments and Collections	2,347	2,428	-3.3%	2,259	3.9%
Asset Management	1,681	1,826	-7.9%	1,505	11.7%
Fund Management Fees	1,241	1,404	-11.6%	1,191	4.2%
Consórcio Administration Fees	440	422	4.3%	314	40.2%
Advisory Services and Brokerage	1,052	1,125	-6.5%	1,123	-6.4%
Other Brazil	418	399	4.8%	401	4.2%
Latin America (ex-Brazil)	1,011	971	4.1%	825	22.5%
Commissions and Fees	11,232	11,697	-4.0%	10,852	3.5%
Result from Insurance Operations[1]	2,588	2,599	-0.4%	2,230	16.0%
Services and Insurance	**13,820**	**14,296**	**-3.3%**	**13,082**	**5.6%**

Note: As from the first quarter of 2025, revenue from card activities – acquirer, in addition to corporate current account package fees, and Pix (the Central Bank of Brazil's instant payment system) are now allocated in the Payments and Collections line (previously Collection Services). For comparability purposes, previous periods were also reclassified. (1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Card Issuance

Transaction Volume

1Q25

R$218.1 billions

-9.4% vs 4Q24 | +7.4% vs 1Q24

Credit: -8.9% vs 4Q24; +9.1% vs 1Q24

Debit: -11.7% vs 4Q24; +0.3% vs 1Q24


R$ million
37.8
35.9
37.5
37.4
37.5
37.9
203,113
39,819
163,295
240,765
45,242
195,523
218,123
39,932
178,191
1Q24
4Q24
1Q25
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Compared to the last quarter of 2024, card issuance revenues fell by 2.1% mainly due to the reduction in both credit and debit transaction volume, which are seasonally lower in the first quarter of the year. Compared to the first quarter of 2024, the 4.7% increase in revenue from card-issuing activities was mainly due to the increase in the credit card transaction volume.

Payments and Collections

Acquiring Transaction Volume

1Q25

R$224.9 billions

-8.2% vs 4Q24 | +3.9% vs 1Q24

Credit: -6.6% vs 4Q24; +7.1% vs 1Q24

Debit: -11.6% vs 4Q24; -2.7% vs 1Q24

From the first quarter of 2025, the payments and collections line began to consolidate collections, acquiring activities, corporate current account packages and Pix (the Central Bank of Brazil's instant payment system) revenues.

Compared to the previous quarter, revenue from payments and collections decreased by 3.3%, mainly due to the lower transaction volume in acquiring activities, due to the seasonality characteristic of the first quarter, partially offset by higher corporate current account package fees.

Compared to the first quarter of 2024, revenue from payments and collections increased by 3.9%, due to higher gains from the flex product in acquirer activities, in addition to the increase in gains from corporate current account package fees, due to higher volumes.

Commissions and Fees and Insurance[1]

Current Account for Individuals

Compared to the previous quarter, revenue from current account services decreased by 3.7%. Compared to the first three months of 2024, revenue from current account services decreased by 12.7%. In both comparisons, the reduction in revenue was driven by lower gains from current account packages, due to the proactive agenda of offering increasingly better conditions to clients, as they improve their relationship with the bank.

Fund Management

Fund management fees decreased by 11.6% compared to the fourth quarter of 2024, due to lower gains from performance fee, as a result of concentrating the recognition of these revenues in the second and fourth quarters of the year, in addition to the smaller number of business days in the quarter (61 business days in the first quarter and 63 in the previous quarter).

Fund management fees increased by 4.2%, mainly due to the growth in the balance, on a year-on-year basis.

Managed Portfolio and Investment Funds R$ million



+7.4%
+2.8%
1,825
1,882
1,938
1,909
1,961
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25

Advisory Services and Brokerage

Revenue from advisory and brokerage services decreased by 6.5% compared to the previous quarter and by 6.4% compared to the first three months of 2024, due to lower volumes of fixed income transactions in both comparisons.

Fixed Income: in the first quarter of the year, in local fixed income, we remained in 1st place in ANBIMA's Origination ranking, totaling R$29.6 billion in originated volume with a 31.9% Market Share, and were ranked 1st in the Distribution ranking, totaling R$14.4 billion in distributed volume with a 31.9% Market Share.

Equities: in the first quarter of 2025, we entered into 3 transactions, totaling R$960.4 million in volume (a 8.7% Market Share), ranking 1st in number of transactions in Dealogic's ranking.

Mergers and Acquisitions: we entered into 11 transactions in Brazil, totaling R$9.3 billion (a 12.6% Market Share), ranking 1st in number of transactions in the Dealogic's ranking.

Result from Insurance, Pension Plan and Premium Bonds

Result from insurance, pension plan and premium bonds posted a 0.4% decrease in the quarter, mainly due to a lower financial margin, as a result of the lower return on our assets. This effect was partially offset by the increase in premiums earned in the protected card, credit life, life and personal accident insurance portfolios, due to higher sales and a reduction in retained claims in the family protection and credit life portfolios.

Result from insurance, pension plan and premium bonds increased by 16.0% on a year-on-year basis, driven by the increase in earned premiums, as a result of higher sales of insurance policies, notably in the credit life, protected card, life and personal accident, and mortgage insurance lines. We recorded increases in commissions and fees, both in insurance and premium bonds, and in net revenue from premium bonds, also driven by a higher volume of sales.

Result from Insurance, Pension Plan and Premium Bonds

R$2.6 bn

-0.4%	1Q25 x 4Q24
+16.0%	1Q25 x 1Q24

Non-interest Expenses

Starting in the first quarter of 2025, we will report non-interest expenses based on a new structure aligned with the bank's management. Personnel expenses include commercial and administrative areas; transactional expenses consider operational and service expenses, including payroll; and technology expenses include all investments and expenses related to the area, including the respective payroll.

Non-interest expenses

R$15.8 bn

-5.5% 1Q25 x 4Q24

+9.8% 1Q25 x 1Q24

Non-interest expenses, which are seasonally lower in the first quarter of the year, were down 5.5% compared to the previous quarter (5.3% in Brazil). This decrease was due to lower personnel expenses, with variable incentives, marketing, advisory and consulting services. In addition, there was a reduction in expenses with physical spaces, due to the lower volume of maintenance work and rental expenses, in line with the optimization of our branch network, which recorded an annual reduction of 9.3% in brick-and-mortar branches in Brazil. In the quarter, our efficiency ratio reached 38.1% on a consolidated basis and 36.0% in Brazil, the lowest levels in the historical series. In Latin America, the reduction in expenses was due to lower personnel and technology-related expenses, mainly in Uruguay and Chile.

Non-interest expenses were up by 9.8% on a year-on-year basis. Personnel expenses increased due to the effects of the negotiation of the collective wage agreement, which included a 4.64% adjustment to salaries and benefits beginning in September, as well as due to higher profit-sharing expenses in connection with the bank's better financial performance. The strategic investments in technology drove growth in expenses, with a 21.4% increase on these fronts.

In R$ millions	1Q25	4Q24	Δ	1Q24	Δ
Personnel Expenses (commercial and administrative)	(5,804)	(6,197)	-6.3%	(5,621)	3.3%
Transactional Expenses (operations and service)	(4,091)	(4,213)	-2.9%	(3,829)	6.8%
Technology Expenses (personnel and infrastructure)	(2,711)	(2,683)	1.1%	(2,233)	21.4%
Other Expenses	(901)	(1,165)	-22.6%	(797)	13.1%
Total - Brazil	(13,508)	**(14,258)**	**-5.3%**	**(12,481)**	**8.2%**
Latin America (ex-Brazil)	(2,288)	(2,449)	-6.6%	(1,906)	20.0%
Total	(15,796)	**(16,707)**	**-5.5%**	**(14,386)**	**9.8%**

Efficiency Ratio


44.4
44.6
41.8
39.8
38.3
38.1
42.9
43.2
39.6
37.8
36.8
36.0
45.0
43.5
47.1
45.1
43.3
41.1
40.7
38.6
39.6
37.6
39.4
37.5
1Q20
1Q21
1Q22
1Q23
1Q24
1Q25
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio in Brazil (%)

Number of Employees - in thousands


95.8
9.3
0.6
70.2
15.8
96.2
9.3
0.6
69.8
16.5
96.8
9.4
0.6
69.4
17.4
96.2
9.4
0.6
68.7
17.5
96.3
9.5
0.6
69.0
17.3
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company. In the third quarter of 2024, 380 employees from Rede were migrated to the Technology team.

Branches and Client Service Branches


3,152
2,399
473
280
3,021
2,337
413
271
2,959
2,285
403
271
2,928
2,272
396
260
2,795
2,177
359
259
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25
Latin America and IBBA
CSBs - Brazil
Brick and Mortar Branches - Brazil

Note: As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change.

Balance Sheet

Total assets were down by 2.3% compared to January 1st 2025*, mainly driven by the decreases of (i) R$61.9 billion in interbank investments, as a result of the reduction of the balance of repurchase agreements; (ii) R$18.6 billion in loan operations, especially for corporate and Latin America portfolios, mainly driven by the foreign exchange variation; and (iii) R$18.0 billion in derivatives, especially derivatives indexed to foreign currency. These decreases were partially offset by the increase of R$48.1 billion in securities, driven by the reduction in interbank investments, due to liquidity management by the treasury department.

The 2.3% decrease in liabilities from January 1st 2025* was mainly driven by the reductions of: (i) R$35.3 billion in deposits, particularly time deposits; and (ii) R$25.8 billion in derivatives, especially derivatives indexed to foreign currency. On the other hand, we had a increase of: (i) R$10.9 billion in technical provisions for insurance, pension plans and premium bonds, mainly due to the net gain on funds added to the return on provisions for pension plans; and (ii) R$10.9 billion in debt instruments, driven by the growth in agribusiness and real estate bills, in addition to funding of subordinated notes carried out in the quarter.

Stockholders' equity decreased by R$8.8 billion compared to the beginning of January, mainly driven by the payment of additional dividends and interest on capital for fiscal year 2024, and the impact of exchange rate variations on investments abroad, partially offset by the net income for the period.

Assets (In R$ millions, end of period)	03/31/2025	01/01/2025*	Δ
Current and Long-term Assets	**2,786,081**	**2,851,314**	**-2.3%**
Cash	38,893	36,127	7.7%
Interbank Investments	240,627	302,560	-20.5%
Securities and Derivatives	962,279	932,202	3.2%
Operations with credit granting characteristics	1,138,645	1,157,247	-1.6%
Loan, lease and other credit operations	1,002,453	1,022,078	-1.9%
Securities	189,706	188,540	0.6%
(Provision for expected credit loss)	(53,514)	(53,371)	0.3%
Interbank and Interbranch Accounts	248,131	246,261	0.8%
Current and deferred tax assets	83,768	85,470	-2.0%
Other Assets	73,738	91,447	-19.4%
Permanent Assets	**34,845**	**34,793**	**0.1%**
Total Assets	2,820,926	2,886,107	-2.3%

Liabilities (In R$ millions, end of period)	03/31/2025	01/01/2025*	Δ
Current and Long-Term Liabilities	**2,618,303**	**2,674,458**	**-2.1%**
Deposits	1,019,413	1,054,741	-3.3%
Securities sold under repurchase agreements	408,401	409,656	-0.3%
Debt instruments	388,199	377,344	2.9%
Borrowing and Onlending	123,098	135,113	-8.9%
Derivatives	70,778	96,611	-26.7%
Interbank and Interbranch Accounts	112,611	103,820	8.5%
Provisions for financial guarantees, credit commitments and credits to be released	1,330	1,153	15.4%
Technical provision for insurance, pension plan and premium bonds	322,721	311,812	3.5%
Other provisions	16,814	16,628	1.1%
Current and deferred tax liabilities	19,366	22,988	-15.8%
Other liabilities	135,572	144,592	-6.2%
Stockholders' Equity	**193,900**	**202,705**	**-4.3%**
Non-controlling Interests	**8,723**	**8,944**	**-2.5%**
Total Liabilities and Equity	2,820,926	2,886,107	-2.3%

*The balance as of 01/01/25 reflects the applicable changes in accordance with CMN Resolution Nº 4,966/21.

Credit Portfolio

Management Discussion & Analysis > Credit Portfolio

Credit Portfolio with Financial Guarantees Provided and Private Securities (Individuals and Companies) - Brazil

Payroll loans

R$74.1 bn As of 03/31/25

-0.5% vs Dec-24 | +0.8% vs Mar-24

Compared to the end of December 2024, payroll loans in the private sector **decreased by 0.7%** related to the suspension of the product offered in the sector. Loans in the public sector **increased by 0.2%**, focused on improved customer experience and digitalization. Payroll loans for INSS beneficiaries **decreased by 0.6%**, driven by the suspension of new financing originations in the external channel.

Portfolio by origination (%)
1st Quarter of 2025



Branches
Itaú Consignado S.A.
33%
67%

Portfolio by sector (R$ billions)
1st Quarter of 2025



INSS
Private sector
Public sector
11.9
11.0
51.1

Vehicle loans (individuals)

R$36.8 bn As of 03/31/25

+0.9% vs Dec-24 | +9.0% vs Mar-24

Originations | 1st Quarter of 2025

R$5.1 bn

-4.9% vs Mar-24

Average Ticket: R$49.4 thousand

% Average Down Payment: 37%

Loan-to-value

Vintage (quartely average): 68.4%

Average Term: 45 months

Credit cards

R$138.9 bn As of 03/31/25

-2.3% vs Dec-24 | +6.1% vs Mar-24



9.1%
6.0%
85.0%
7.2%
5.2%
87.6%
7.8%
5.9%
86.3%
Mar-24
Dec-24
Mar-25
Revolving credit + overdue loans¹
Installments with interest
Transactors²

(1) Includes NPL more than one day overdue;
(2) includes installments without interest.

Mortgage loans (Individuals)

R$131.6 bn As of 03/31/25

+4.7% vs Dec-24 | +16.7% vs Mar-24

91.3% of the mortgage portfolio is Individuals

100,0% guaranteed by fiduciary alienation

Originations | 1st Quarter of 2025

R$10.9 bn +137.0% vs Mar-24

94.9% of total mortgage credit is originated by borrowers

Loan-to-value

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quartely average): 57.0%

Portfolio: 36.9%

Corporate loans

R$425.3 bn As of 03/31/25

-1.8% vs Dec-24 | +13.0% vs Mar-24

In the first quarter of 2025, the reduction in the corporate loans portfolio compared to the previous quarter is related to the seasonality of the first quarter with lower credit production in the segment, in addition to the negative impact of exchange rate variation. The corporate loans portfolio increased on a year-on-year basis, mainly due to the higher demand for loans for companies with revenue between R$500 million and R$4 billion, and for the agribusiness.

Very small, small and middle market

R$273.2 bn As of 03/31/25

-2.0% vs Dec-24 | +17.7% vs Mar-24

In the first quarter of 2025, the very small, small and middle-market portfolio decreased compared to the previous quarter. In the annual comparison, there was growth and in both cases it was concentrated on middle-market companies.

Credit Portfolio without Financial Guarantees Provided and Private Securities by Vintage

In R$ billion



1Q25
32.7%
11.7%
8.5%
6.5%
4.5%
36.1%
1,002
4Q24
35.4%
11.1%
7.6%
6.3%
4.5%
35.2%
1,022
1Q24
33.6%
10.3%
7.6%
5.8%
4.0%
38.6%
902
Actual quarter (q)
q - 1
q - 2
q - 3
q - 4
q = <-5

Funding from clients decreased by 2.1% in the quarter, mainly in time deposits, which fell by R$18.6 billion, concentrated in deposits abroad and exchange rate variations. The growth for the last 12 months was 6.5%, mainly driven by: (i) the increase of R$46.0 billion in time deposits, due to higher demand for fixed-income products as a result of the increase in rates; (ii) the increase of R$20.6 billion in funds from bills, especially in real estate and agribusiness bills, structured operations certificates (COE) and own debentures; and (iii) the increase of R$10.9 billion in demand deposits concentrated on our foreign units.

Assets under management and administration grew by 0.7% in the quarter. In the last 12 months, funding increased by 7.0%, as a result of increases of 10.6% in own products and 0.8% in the open platform, especially associated with the rise in Bank Deposit Certificates (CDB) and Real Estate Credit Notes (LCI). Throughout 2024, part of the investments in investment funds of the open platform migrated to own products, mainly to private credit funds.

In R$ millions, end of period	1Q25	4Q24	Δ	1Q24	Δ
Funding from Clients (A)	**1,269,401**	**1,296,867**	**-2.1%**	**1,191,437**	**6.5%**
Demand Deposits	117,135	124,920	-6.2%	106,275	10.2%
Savings Deposits	174,640	180,729	-3.4%	174,170	0.3%
Time Deposits	716,755	735,375	-2.5%	670,732	6.9%
Funds from Bills, Structured Operations Certificates and Own Debentures[1]	260,871	255,843	2.0%	240,260	8.6%
Other Funding (B)	**208,718**	**219,019**	**-4.7%**	**177,508**	**17.6%**
Onlending	17,836	17,943	-0.6%	12,993	37.3%
Borrowing	105,262	117,170	-10.2%	95,612	10.1%
Securities Obligations Abroad	78,298	76,279	2.6%	62,737	24.8%
Other[2]	7,322	7,627	-4.0%	6,166	18.7%
Portfolio Managed and Investment Funds (C)	**2,011,383**	**1,962,479**	**2.5%**	**1,863,512**	**7.9%**
Total (A) +(B) + (C)	**3,489,502**	**3,478,365**	**0.3%**	**3,232,457**	**8.0%**
Own Products	2,480,284	2,464,038	0.7%	2,242,672	10.6%
Open Platform	370,370	366,816	1.0%	367,529	0.8%
Assets under Management	**2,850,653**	**2,830,854**	**0.7%**	**2,610,201**	**9.2%**
Fiduciary Management and Custody[3]	476,321	473,275	0.6%	498,249	-4.4%
Assets under Management and Administration	**3,326,975**	**3,304,129**	**0.7%**	**3,108,450**	**7.0%**

(1) Funds from Bills include: Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans[1] and funding

The ratio of the loan portfolio[1] to funding net of compulsory deposits, cash and cash equivalents, reached 99.6% in the first quarter of 2025.


94.0%
97.7%
99.6%
81.6%
84.6%
85.3%
In R$ billion
1,369
1,188
1,117
1,516
1,313
1,282
1,478
1,267
1,261
Mar-24
Dec-24
Mar-25
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio¹
Funding from clients and other funding
Loan portfolio¹
Funding from clients and other funding net of reserve required by BACEN and Cash

(1) Includes private securities and other credits.

Capital, Liquidity and Market Ratios

Management Discussion & Analysis > Capital and Risk

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On March 31, 2025, our Tier I Capital ratio reached 14.1%, consisting of 12.6% Common Equity Tier I and of 1.5% Additional Tier I.


15.0%
1.3%
13.7%
Tier I Dec-24
-1.1%
Additional Dividends and Interest on Own Capital Accrual basis 2024
13.9%
1.3%
12.6%
Tier I - after payment of Additional Dividends and Interest on Own Capital
0.6%
Net Income in the quarter, Dividends and Interest on Own Capital
-0.2%
Risk-Weighted Assets¹
-0.3%
Regulatory Impacts
14.1%
1.5%
12.6%
Tier I Mar-25
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation of the period.

Capital Ratios

In R$ million, end of period	1Q25	4Q24
Common Equity Tier I	180,611	188,265
Tier I (Common Equity + Additional Capital)	202,344	206,196
Referential Equity (Tier I and Tier II)	224,092	227,602
Total Risk-weighted Assets (RWA)	1,430,630	1,379,056
Credit Risk-weighted Assets	1,231,292	1,223,040
Operational Risk-weighted Assets	141,782	112,827
Market Risk-weighted Assets	57,556	43,189
Common Equity Tier I Ratio	12.6%	13.7%
Tier I Capital Ratio	14,1%	15,0%
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	15,7%	16,5%

Main changes in the quarter

Referential Equity: decreased by 1.5% driven by the payment of additional dividends and interest on own capital for the fiscal year 2024, offset by the issuance of AT1 in March 2025. Common Equity Tier I (CET I) was down by 4.1%.

RWA: increased by R$51,574 million mainly due to the growth of the portions relating to the capital required for operational risk and market risk.

BIS ratio: decreased by 0.8 p.p. from December 2024, mainly due to the payment of additional dividends and interest on own capital for 2024. In March 2025, the BIS ratio was 4.1 p.p. above the minimum required, with capital buffers.

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, consórcio managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter returned to historical levels and reached 196.4%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Mar-25	Dec-24	Mar-24
HQLA	340,855	362,609	380,912
Potential Cash Outflows	173,512	163,863	196,260
LCR (%)	196.4%	221.3%	194.1%

Net Stable Funding Ratio (NSFR)

The NSFR was 122.3% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Mar-25	Dec-24	Mar-24
Available Stable Funding	1,362,350	1,375,854	1,244,220
Required Stable Funding	1,114,206	1,127,870	988,534
NSFR (%)	122.3%	122.0%	125.9%

For 2025, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - VaR[1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	1Q25	4Q24
VaR by Risk Factor		
Interest Rates	1,242	2,009
Currency	29	50
Shares on the Stock Exchange	41	46
Commodities	15	19
Diversification Effects	(269)	(381)
Total VaR	1,058	1,743
Maximum VaR in the quarter	1,744	1,902
Average VaR in the quarter	1,138	1,005
Minimum VaR in the quarter	777	771

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Results by Business Segment

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

The recurring managerial result was up by 7.2% from the previous quarter, mainly due to: (i) higher financial margin with clients, driven by an increase in the average credit volume and the better mix of credit products; and (ii) the reduction in non-interest expenses, which are seasonally lower in the first quarter of the year, as well as the decrease in commercial and administrative costs. These increases were partially offset by the increase in expected loss expenses, in addition to the reduction in commissions and fees, due to lower gains from card issuing activities and payments and collections.

The growth of 15.2% in the recurring managerial result on a year-on-year basis was mainly due to: (i) higher financial margin with clients, driven by the increase in the average credit volume; (ii) higher commissions and fees, in both issuing activities and payments and collections; and (iii) higher revenue from insurance operations, driven by the increase in earned premiums.

Retail - Recurring Managerial Result

R$4.2 bn

+7.2% 1Q25 x 4Q24

+15.2% 1Q25 x 1Q24

In R$ million	1Q25	4Q24	Δ	1Q24	Δ
Operating Revenues	**26,764**	**26,228**	**2.0%**	**24,397**	**9.7%**
Managerial Financial Margin	16,728	15,993	4.6%	15,039	11.2%
Commissions and Fees	7,239	7,448	-2.8%	6,890	5.1%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,797	2,786	0.4%	2,467	13.4%
Cost of Credit	**(8,157)**	**(7,388)**	**10.4%**	**(7,648)**	**6.7%**
Retained Claims	**(383)**	**(393)**	**-2.5%**	**(378)**	**1.3%**
Other Operating Expenses	**(12,188)**	**(12,853)**	**-5.2%**	**(11,276)**	**8.1%**
Income before Tax and Minority Interests	**6,036**	**5,594**	**7.9%**	**5,095**	**18.5%**
Income Tax and Social Contribution	**(1,679)**	**(1,462)**	**14.9%**	**(1,322)**	**27.0%**
Minority Interests in Subsidiaries	**(111)**	**(171)**	**-34.9%**	**(87)**	**27.7%**
Recurring Managerial Result	**4,246**	**3,961**	**7.2%**	**3,686**	**15.2%**
Recurring Return on Average Allocated Capital	**25.0%**	**24.2%**	**0.8 p.p.**	**23.0%**	**2.0 p.p.**
Efficiency Ratio (ER)	**42.4%**	**46.2%**	**-3.8 p.p.**	**43.2%**	**-0.8 p.p.**

Loan Portfolio

In R$ billion

1Q25

R$550.5 billion

+1.5% vs 4Q24 | +9.3% vs 1Q24


503.5
512.4
519.1
542.3
550.5
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25

Note: In the third quarter of 2024, the segmentation of part of the portfolio previously classified as Very Small and Small Companies (Retail) was revised to Medium-sized Companies (Wholesale).

Results by Business Segment

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

The recurring managerial result increased by 3.0% compared to the previous quarter, especially driven by the decrease in non-interest expenses, impacted mainly by the seasonality of the first quarter, and by the lower cost of credit, due to the decrease in expected loss expenses. On the other hand, commissions and fees decreased as a result of lower gains from fund management, due to the recognition of performance fee in the last quarter of 2024.

The 15.7% year-on-year increase in the recurring managerial result was driven by the higher financial margin with clients, due to the increase in the average credit volume, and the reduction of cost of credit, due to lower expected loss expenses, both in Brazil and Latin America.

Wholesale - Recurring Managerial Result

R$5.7 bn

+3.0% 1Q25 x 4Q24

+15.7% 1Q25 x 1Q24

In R$ million	1Q25	4Q24	Δ	1Q24	Δ
Operating Revenues	**15,092**	**15,311**	**-1.4%**	**13,784**	**9.5%**
Managerial Financial Margin	11,054	11,004	0.5%	9,823	12.5%
Commissions and Fees	3,899	4,160	-6.3%	3,860	1.0%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	138	148	-6.5%	101	37.1%
Cost of Credit	**(819)**	**(1,255)**	**-34.8%**	**(1,146)**	**-28.5%**
Retained Claims	**(5)**	**(7)**	**-23.6%**	**(5)**	**3.1%**
Other Operating Expenses	**(5,605)**	**(5,831)**	**-3.9%**	**(4,944)**	**13.4%**
Income before Tax and Minority Interests	**8,663**	**8,218**	**5.4%**	**7,688**	**12.7%**
Income Tax and Social Contribution	**(2,795)**	**(2,563)**	**9.1%**	**(2,628)**	**6.4%**
Minority Interests in Subsidiaries	**(188)**	**(141)**	**33.1%**	**(151)**	**24.7%**
Recurring Managerial Result	**5,680**	**5,515**	**3.0%**	**4,910**	**15.7%**
Recurring Managerial Return on Average Allocated Capital	**28.6%**	**29.3%**	**-0.7 p.p.**	**28.0%**	**0.6 p.p.**
Efficiency Ratio (ER)	**33.9%**	**34.9%**	**-1.0 p.p.**	**32.7%**	**1.2 p.p.**

Loan Portfolio

In R$ billion

1Q25

R$711.0 billion

+2.6% vs 4Q24

+23.5% vs 1Q24


575.7
629.4
643.0
692.9
711.0
Mar-24
Jun-24
Sep-24
Dec-24
Mar-25

Note: (1) In the third quarter of 2024, the segmentation of part of the portfolio previously classified as Very Small and Small Companies (Retail) was revised to Medium-sized Companies (Wholesale). (2) As of March-25, we began to include the following products in the Wholesale portfolio: Credit Rights Funds, Interbank Deposit Certificates, Foreign Bonds with private risk and Agribusiness trading operations. Past figures were not reclassified.

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to Retail or Wholesale business.

In R$ million	1Q25	4Q24	Δ	1Q24	Δ
Operating Revenues	**2,681**	**2,559**	**4.8%**	**2,173**	**23.4%**
Managerial Financial Margin	2,540	2,390	6.3%	2,019	25.8%
Commissions and Fees	94	89	4.8%	102	-8.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	47	79	-40.5%	52	-9.2%
Other Operating Expenses	**(674)**	**(684)**	**-1.6%**	**(571)**	**17.9%**
Income before Tax and Minority Interests	**2,008**	**1,875**	**7.1%**	**1,601**	**25.4%**
Income Tax and Social Contribution	**(785)**	**(451)**	**74.2%**	**(377)**	**108.3%**
Minority Interests in Subsidiaries	**(20)**	**(15)**	**28.7%**	**(49)**	**-59.5%**
Recurring Managerial Result	**1,202**	**1,408**	**-14.6%**	**1,175**	**2.3%**
Recurring Return on Average Allocated Capital	**9.6%**	**10.1%**	**-0.5 p.p.**	**10.6%**	**-1.0 p.p.**
Efficiency Ratio (ER)	**19.0%**	**20.8%**	**-1.8 p.p.**	**20.3%**	**-1.3 p.p.**

Results by Region

Management Discussion & Analysis > Activities Abroad

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil).
- Our operations in Brazil[1] represent 93.9% of the recurring managerial result for the quarter.
- Our operations in Latin America, achieved a ROE of 13.1%.

Brazil[1] (In R$ million, end of period)	1Q25	4Q24	Δ	1Q24	Δ
Operating Revenues	**40,539**	**40,182**	**0.9%**	**36,689**	**10.5%**
Managerial Financial Margin	27,369	26,475	3.4%	24,067	13.7%
Financial margin with clients	26,349	25,403	3.7%	23,076	14.2%
Financial margin with the Market	1,021	1,072	-4.8%	990	3.1%
Commissions and Fees	10,221	10,726	-4.7%	10,027	1.9%
Revenues from Insurance[2]	2,948	2,981	-1.1%	2,595	13.6%
Cost of Credit	**(8,272)**	**(8,082)**	**2.3%**	**(8,037)**	**2.9%**
Expected loss expenses	(8,751)	(8,809)	-0.7%	(8,426)	3.9%
Discounts Granted	(656)	(576)	13.9%	(589)	11.3%
Recovery of Loan Loans Written Off as Losses	1,135	1,302	-12.8%	978	16.1%
Retained Claims	**(387)**	**(396)**	**-2.5%**	**(381)**	**1.4%**
Other Operating Expenses	**(16,129)**	**(16,877)**	**-4.4%**	**(14,832)**	**8.7%**
Non-interest expenses	(13,508)	(14,258)	-5.3%	(12,481)	8.2%
Tax Expenses and Other[3]	(2,621)	(2,619)	0.1%	(2,351)	11.5%
Income before Tax and Minority Interests	**15,752**	**14,826**	**6.2%**	**13,439**	**17.2%**
Income Tax and Social Contribution	**(5,171)**	**(4,334)**	**19.3%**	**(4,218)**	**22.6%**
Minority Interests in Subsidiaries	**(129)**	**(195)**	**-33.6%**	**(107)**	**20.8%**
Recurring Managerial Result	**10,452**	**10,298**	**1.5%**	**9,114**	**14.7%**
Share	**93.9%**	**94.6%**	**-0.7 p.p**	**93.3%**	**0.6 p.p.**
Return on Average Equity - Annualized[4]	**23.7%**	**23.4%**	**0.3 p.p.**	**22.7%**	**1.0 p.p.**

Latin America (In R$ million, end of period)	1Q25	4Q24	Δ	1Q24	Δ
Operating Revenues	**3,998**	**3,916**	**2.1%**	**3,664**	**9.1%**
Managerial Financial Margin	2,953	2,913	1.4%	2,814	4.9%
Financial margin with clients	3,050	3,082	-1.0%	2,745	11.1%
Financial margin with the Market	(97)	(169)	-42.3%	69	-242.2%
Commissions and Fees	1,011	971	4.1%	825	22.5%
Revenues from Insurance[2]	34	32	6.1%	25	36.6%
Cost of Credit	**(704)**	**(561)**	**25.4%**	**(757)**	**-7.0%**
Expected loss expenses	(743)	(753)	-1.4%	(833)	-10.8%
Discounts Granted	(58)	(39)	46.8%	(37)	56.2%
Recovery of Loan Loans Written Off as Losses	97	232	-58.0%	113	-14.2%
Retained Claims	**(2)**	**(4)**	**-42.7%**	**(2)**	**0.6%**
Other Operating Expenses	**(2,337)**	**(2,491)**	**-6.2%**	**(1,960)**	**19.3%**
Non-interest expenses	(2,288)	(2,449)	-6.6%	(1,906)	20.0%
Tax Expenses and Other[3]	(50)	(42)	18.1%	(54)	-7.7%
Income before Tax and Minority Interests	**954**	**861**	**10.9%**	**946**	**0.9%**
Income Tax and Social Contribution	**(88)**	**(141)**	**-37.7%**	**(109)**	**-19.0%**
Minority Interests in Subsidiaries	**(190)**	**(133)**	**42.8%**	**(180)**	**5.5%**
Recurring Managerial Result	**676**	**586**	**15.4%**	**657**	**3.0%**
Share	**6.1%**	**5.4%**	**0.7 p.p.**	**6.7%**	**-0.6 p.p.**
Return on Average Equity - Annualized[4]	**13.1%**	**11.5%**	**1.5 p.p.**	**14.9%**	**-1.8 p.p.**

(1) Includes units abroad, ex-Latin America. (2) The result from insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

Main foreign exchange variations compared to the Brazilian Real (BRL) - March, 2025

	BRL vs. U.S. Dollar	Colombian Peso vs. BRL	Uruguayan Peso vs. BRL	Chilean Peso vs. BRL	Paraguayan Guarani vs. BRL
Rate	R$ 5.742	732.06	7.34	166.53	1,388
vs. Dec-24	- 7.3%	+ 3.0%	+ 4.1%	+ 3.9%	+10.3%
vs. Mar-24	+14.9%	- 5.3%	- 2.3%	-15.1%	- 5.9%

Global Footprint

We present the countries, activities* and total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail



CAPTION:

Argentina[1] | Bahamas | Brazil | Chile | Colombia | Spain | United States of America | France | Cayman Island | England | Luxemburg | Mexico | Panamá | Paraguay | Peru | Portugal | Switzerland | Uruguay

*Represents the totality of our operations abroad. (1) We will continue to serving (i) local and regional corporate clients through our Itaú Unibanco S.A. representative office in Argentina; and (ii) Argentine individuals in the Wealth and Private Banking segments exclusively through our international units outside Argentina.

Main Countries	Uruguay[1]	Chile	Paraguay	Colombia[2]	Latin America[3]	Other countries	Total
Employees	1,279	4,699	1,319	2,162	9,459	573	96,311
Branches & CSBs	22	130	28	67	247	-	2,795
ATMs	67	132	293	120	612	-	38,878

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 30 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay).

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial

	Itaú Chile			Itaú Paraguay			Itaú Uruguay		
In R$ millions (in constant currency)	1Q25	4Q24	Δ	1Q25	4Q24	Δ	1Q25	4Q24	Δ
Operating Revenues	2,525	2,507	0.7%	513	493	4.0%	1,240	1,164	6.6%
Managerial Financial Margin	2,068	2,051	0.8%	365	335	9.0%	826	792	4.3%
Financial Margin with Clients	2,046	2,097	-2.4%	300	281	6.6%	703	700	0.4%
Financial Margin with the Market	22	(46)	-	65	53	21.6%	123	92	33.5%
Commissions and Fees	457	456	0.2%	115	127	-10.0%	414	371	11.4%
Result from Insurance, Pension Plan and Premium Bonds	-	(0)	-	33	31	7.5%	-	-	-
Cost of Credit	(502)	(550)	-8.7%	(57)	(14)	316.5%	(123)	(75)	63.6%
Expected Loss Expenses	(562)	(722)	-22.2%	(59)	(27)	116.2%	(102)	(50)	104.6%
Discounts Granted	(33)	(8)	292.2%	-	(0)	0.0%	(26)	(30)	-15.3%
Recovery of Loans Written Off as Losses	92	181	-48.9%	2	14	-87.8%	4	5	-10.9%
Retained Claims	-	-	-	(2)	(4)	-40.9%	-	-	-
Other Operating Expenses	(1,420)	(1,479)	-4.0%	(250)	(240)	3.8%	(558)	(686)	-18.7%
Non-Interest Expenses	(1,384)	(1,442)	-4.0%	(239)	(231)	3.4%	(557)	(685)	-18.7%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(36)	(36)	-0.9%	(11)	(10)	12.9%	(1)	(2)	-28.8%
Income before Tax and Minority Interests	603	478	26.0%	204	235	-13.3%	559	402	39.0%
Income Tax and Social Contribution	(63)	(74)	-15.4%	(47)	(61)	-22.8%	(154)	(109)	40.4%
Minority Interests in Subsidiaries [1]	(193)	(137)	40.6%	-	-	-	-	-	-
Recurring Net Income	347	267	30.0%	157	174	-10.0%	405	293	38.5%
Return on Average Equity - Annualized	10.0%	7.8%	2.2 p.p.	23.1%	27.5%	-4.4 p.p.	43.6%	32.6%	11.1 p.p.
Efficiency Ratio	55.6%	58.4%	-2.8 p.p.	47.8%	48.1%	-0.3 p.p.	44.9%	58.9%	-14.0 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Itaú Chile

- A higher margin with the market as a result of higher gains in the trading desk, offset by the effect of the slowdown in credit activity during the period;
- Lower cost of credit due to improvement in the quality of the retail portfolio and the provision for specific clients of the corporate segment in the 4Q24;
- Lower personnel and variable compensation expenses, in addition to lower depreciation and amortization expenses.

Itaú Paraguay

- A higher margin with clients due to a greater volume of credit operations;
- Lower commissions and fees, mainly from credit cards and commissions from investment banking in the 4Q24;
- Increase in the cost of credit due to provisions for specific clientes of the Wholesale business and lower credit recovery, related to the sale of clients' portfolio in 4Q24.

Itaú Uruguay

- A higher margin with the market, due to inflation-linked bonds and foreign exchange derivatives;
- Higher commissions and fees from credit cards;
- Higher cost of credit due to the reversal of provision for specific clients of the corporate segment in the 4Q24 and the downgrade of a specific client of the corporate segment in the 1Q25;
- Lower expenses on personnel, card brands, and lower expenses of consulting services.

Additional Information

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the first quarter of 2025, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The condensed consolidated financial statements under IFRS for the first quarter of 2025 are available at our website:

www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications 2	IFRS	BRGAAP	Adjustments and Reclassifications 2	IFRS
		Mar/31/2025			Dec/31/2024	
Total Assets	**2,820,926**	**(18,114)**	**2,802,812**	**3,048,537**	**(194,062)**	**2,854,475**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3][4]	1,906,140	(9,134)	1,897,006	2,014,924	(18,235)	1,996,689
(-) Provision for Expected Loss at Amortized Cost	(53,661)	3,330	(50,331)	(48,875)	1,117	(47,758)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	141,549	(24,434)	117,115	306,664	(200,104)	106,560
(-) Expected Loss at Fair Value Through Other Comprehensive Income	(1,075)	112	(963)	(1,972)	1,715	(257)
Financial Assets at Fair Value Through Profit or Loss [4]	688,341	8,034	696,375	632,086	22,108	654,194
Insurance Contracts	-	80	80	-	66	66
Tax Assets [5]	83,495	(9,919)	73,576	88,144	(15,491)	72,653
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	56,137	13,817	69,954	57,566	14,762	72,328
Total Liabilities	**2,618,303**	**(26,513)**	**2,591,790**	**2,838,080**	**(204,889)**	**2,633,191**
Financial Assets at Amortized Cost [3]	2,135,027	(18,908)	2,116,119	2,340,560	(191,784)	2,148,776
Financial Assets at Fair Value Through Profit or Loss [4]	71,112	95	71,207	88,086	(1,811)	86,275
Provision for Expected Loss (Loan Commitments and Financial Guarantees)	1,455	(102)	1,353	4,276	652	4,928
Insurance and Private Pension Contracts	318,426	(961)	317,465	307,813	(914)	306,899
Provisions	19,424	-	19,424	19,209	-	19,209
Tax Liabilities [5]	16,756	(6,577)	10,179	21,784	(10,439)	11,345
Other Liabilities	56,103	(60)	56,043	56,352	(593)	55,759
Total Stockholders' Equity	**202,623**	**8,399**	**211,022**	**210,457**	**10,827**	**221,284**
Non-controlling Interests	8,723	1,159	9,882	9,402	792	10,194
Total Controlling Stockholders' Equity [6]	193,900	7,240	201,140	201,055	10,035	211,090

(1) BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;

(2) Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;

(3) Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;

(4) Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;

(5) Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;

(6) Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result*		
	Mar/31/2025	1st Q/25	4th Q/24	1st Q/24
BRGAAP - Values Attributable to Controlling Stockholders	**193,900**	**10,894**	**10,558**	**9,583**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	2,102	153	(387)	(604)
(b) Adjustment to Fair Value of Financial Assets	(3,899)	768	(617)	(138)
(c) Criteria for Write-Off of Financial Assets	661	(1,063)	(102)	104
(d) Reversal for Amortization of Goodwill	4,799	184	184	166
(e) Adjustment to Fair Value of Derivatives	1,683	(376)	1,296	494
Other adjustments	1,894	(53)	(98)	207
IFRS - Values Attributable to Controlling Stockholders	**201,140**	**10,507**	**10,834**	**9,811**
IFRS - Values Attributable to Minority Stockholders	9,882	200	288	229
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	**211,022**	**10,707**	**11,122**	**10,040**

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) IFRS considers the expected loss model according to the concepts of IFRS 9 - Financial Instruments. For BRGAAP purposes, the criteria of CMN Resolution No. 4,966/21 are considered.[7]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Financial assets are written off when there is no expectation of receiving cash flows.

(d) Reversal of the Amortization of Goodwill under BRGAAP.

(e) Recognition of the fair value of derivative financial instruments that have been used as hedge instruments for securities at amortized cost, whose accounting hedge structure is not provided for in IFRS.

(7) More details in the Financial Statements for the first quarter of 2025.

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage by Stage
Obtained by dividing the expected loss provision of the stage by the balance of operations of the respective stage.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Discounts Granted and recovery of loans written of as losses.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Comissions and Fees and Insurance

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portions related
to the credit risk exposure (RWACPAD), the market risk capital requirement

Results by Business Segment

Retail Business
Consists of the offering of banking products and services to both current account and non-current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

pwc

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the condensed financial statements of Itaú Unibanco Holding S.A. ("Bank") and Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as of March 31, 2025, on which we issued an unmodified audit report dated May 8, 2025, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended at March 31, 2025.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2025, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, May 8, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora 1SP245281/O-6

(This page was intentionally left blank)

Results

1Q25

Condensed Financial Statements

March 31, 2025

Management Report 1Q25

Highlights of the first three months of 2025

Key indicators and ratios of our performance from January to March 2025 over the same period of the previous year[1]:

A heptachampionship that fills us with pride

For the seventh year running, we have won first place on LinkedInTopCompanies, a list that recognizes the best companies for professional development.

Recurring Managerial Result
R$11.1 billion
1Q24 13.9% ▲

Credit Portfolio[2]
R$1.4 trillion
1Q24 13.2% ▲

ROE Recurring Managerial
22.5%
1Q24 60 bps ▲

Performance 1Q25 X 1Q24

Financial Margin with Clients
R$29.4 billion
13.9% ▲

Efficiency Ratio
38.1%
-20 bps ▼

Tier 1 Capital Ratio
14.1%
-40 bps ▼

The total credit portfolio growth was 13.2% compared to the previous year. The increase of the credit portfolio in Brazil was 12.3% and occurred in all segments: 8.6% in individuals, 17.7% in very small, small and middle market loans and 13.0% in corporate loans. The portfolio in Latin America advanced 17.6%.

The positive effect of the growth in the portfolio, the higher liabilities' margin , besides the remuneration of our own capital, led to a 13.9% increase in the financial margin with clients.

Commissions and fees and result from insurance operations rose by 5.6%, mainlydue to the higher revenues with card-issuing activities, in addition to higher gains with asset management. Another highlight was the increase of 16.0% in the result from insurance operation.

Non-interest expenses rose by 9.8%, while our 12-month accumulated efficiency ratio decreased 20 bps and stood at 39.4%.

(1) As of January 2025, CMN Resolution 4.966/21 came into force, establishing the classification, measurement, recognition and write-off of financial instruments and the constitution of a provision for expected losses associated with credit risk. Adoption was prospective, with no material effects. (2) Includes financial guarantees provided and corporate securities.

We present below the key indicators comprising our results:

In R$ billion

Income information	1Q25	1Q24	Variation
Operating Revenues[1]	**44.5**	**40.4**	**10.4%**
Managerial Financial Margin	30.3	26.9	12.8%
Financial Margin with Clients	29.4	25.8	13.9%
Financial Margin with the Market	0.9	1.1	-12.8%
Commissions and Fees	11.2	10.9	3.5%
Revenues from Insurance, Pension Plans and Premium Bonds	3.0	2.6	13.8%
Cost of Credit	(9.0)	(8.8)	2.1%
Non-interest Expenses	(15.8)	(14.4)	9.8%
Recurring Managerial Result	**11.1**	**9.8**	**13.9%**
Net Income	10.9	9.6	13.7%
Recurring Managerial Return on Annualized Average Equity[2]	22.5%	21.9%	60 bps
Recurring on Annualized Average Equity[3]	22.1%	21.5%	60 bps

Shares	1Q25	1Q24[5]	Variation
Net Income per Share - Basic - R$	**1.08**	**0.89**	**20.9%**
Book Value per Share - R$ (Outstanding on 03/31)	17.98	16.32	10.2%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.24	0.23	5.2%
Average Financial Daily Trading Volume	1.6	1.4	17.7%
B3 (ON+PN)	0.8	0.8	2.2%
NYSE (ADR)	0.8	0.6	40.2%
Market Capitalization[4]	318.7	316.3	0.8%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (3) The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (4) Source: Bloomberg. (5) The number of circulating shares has been adjusted to reflect the 10% bonus that took place on March 20, 2025. Therefore, the indicators per share were reclassified.

Initiatives in 1Q25

We topped the Central Bank's ranking of primary foreign exchange operations

We ended 2024 as the largest foreign exchange bank in Brazil, according to the ranking released by the Central Bank (BC). We transacted a total of US$241.825 billion in primary exchange operations, which include imports, exports, and transfers to and from abroad.

Know more

We have launched new features in the SuperApp

Cofrinhos (Piggy banks)

All of our individual clients already have access to the Cofrinhos solution within the SuperApp. With the Cofrinhos, clients can save money for any purpose, being able to allocate resources of any amount (starting at R$1) and create personalized objectives.

Know more

Spending Control

Our new feature operates as a centralizer: it organizes and monitors spending on both current accounts and credit cards, offering a simple and intuitive view for those looking to better understand the path of their own money.

Know more

Pix by Approximation

We announced the expansion of Pix by approximation (the Central Bank of Brazil's instant payment system) to 100% of our individual clients. The feature, which allows payments via proximity technology (near-field communication, or NFC), without the need to our Superapp, was made available to all our clients ahead of the mandatory schedule set by the Central Bank.

Know more

Awards and recognitions

Brand Finance Global 500 2025

We are part of the annual ranking organized by the international consultancy Brand Finance, which lists the most valuable brands in the world. We are the highest placed Brazilian company in this edition. Attributes such as reputation and importance in society are taken into account in the evaluation.

Deals of the Year Awards 2024

We won in the "Investment Bank of the Year - Brazil" category by Itaú BBA. The award recognizes outstanding transactions and institutions in the Latin American and Caribbean capital markets. The winners are selected by a panel of judges from LatinFinance's editorial team.


S&P Global
Itaú Unibanco Holding S.A.
Banks
Top 10%
Corporate Sustainability Assessment (CSA) 2024 Score
83/100

We qualified for the distinction of high-level participation in the S&P Global Sustainability Yearbook 2025

Annual and Extraordinary General Stockholders' Meeting of Itaú Unibanco Holding S.A.

The Meeting was held on April 17, 2015, in 100% remote format, which the resolutions on the agenda, deliberated and approved, were:

1) Allocation of net income for the year 2024;
2) Directors' accounts, balance sheets, other financial statements and explanatory notes;
3) Election and re-election of the members of the Board of Directors and Audit Committee;
4) Directors' remuneration;
5) Updating the Bylaws: to reflect the new composition of the share capital as a result of the share bonus that occurred in March 2025.

Access the whole Manual, and the Summarized minutes of the Annual and Extraordinary General Stockholders' Meeting of April 17, 2025

Senior Notes and Perpetual Subordinated Notes

We announced to our stockholders and the market in general that it priced, on February 20, the issue of senior notes maturing in 5 years in the total amount of US$1 billion at a fixed rate of 6.00%, to be issued by the Company on February 27, 2025. The offer price was 100% of their face value, which will result in an annual return to investors of 6.00%. The Issue proceeds will be used by the Company for general corporate purposes. We also informed we decided not to exercise its call option on February 27, 2025 of our perpetual subordinated tier 1 notes issued by the Company on February 27, 2020. As a result of the decision to not redeem the Notes, in accordance with the conditions of the Final Terms of the Notes, the coupon will be reset to 7.562% p.a. The new coupon will be valid until February 27, 2030 or until the call is exercised, whichever occurs before.

Access the Announcement to the Market of 02.20.25

Access the Announcement to the Market of 02.27.25

Perpetual Subordinated Financial Bills

We announced to the market that we have issued Perpetual Subordinated Financial Bills in the total amount of R$4.4 billion, in negotiations with professional investors. The Financial Bills are perpetual in nature and may be repurchased as from 2030, subject to the prior authorization of the Central Bank of Brazil. The Financial Bills will compose the Additional Capital of the Company's Reference Equity with an estimated impact of 32 basis points on its Tier 1 market capitalization rate.

Access the Announcement to the Market

Reports

On April, we published the Integrated Annual Report, the ESG Report, ESG Indicators Spreadsheet and the Form 20-F from the year of 2024. The documents present a strategic vision of our business, our financial results, the allocation of our resources and other issues that are relevant to our stakeholders.

Integrated Annual Report

A strategic overview summarizing the value creation process, highlighting the business context, organizational profile, strategy, risks and opportunities, and capital performance and climatic themes.


itaú 100
Integrated
Annual
Report
2024

Access here

ESG Report

A complete and detailed overview of environmental, social, governance and climate topics, highlighting management and business practices, targets and performance. The report also includes indicators related to key international sustainability guidelines.


itaú 100
ESG Report
2024

Access here

Supplementary Index

A summary of metrics in adherence with GRI, SASB, SDG, PRB and PRSAC Effectiveness Plan guidelines.


Supplementary
Index
2024
Itaú Unibanco Holding S.A.
itaú

Access here

ESG Indicators

A spreadsheet showcasing the main quantitative indicators for the last three years.


ESG
Indicators
2024
Itaú Unibanco Holding S.A.
itaú

Access here

Form 20-F

Form 20-F is an annual regulatory document that we submit to the Securities and Exchange Commission (SEC), the capital markets regulator in the United States of America, since we have an American Depositary Receipt (ADR) program that is traded on the New York Stock Exchange (NYSE). In this report, we provide information about our financial health and ADR program, as well as talk about the Brazilian regulatory context and risk factors that may impact the Brazilian financial sector.

Access here

Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on May 08, 2025).

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa [5]
Fabricio Bloisi Rocha
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Marcos Marinho Lutz [4]
Paulo Antunes Veras
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairperson

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Gilberto Frussa

Members

Eduardo Hiroyuki Miyaki
Igor Barenboim
Marcelo Maia Tavares de Araújo [4]

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgílio Vita Neto
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Maurício Geraldes Martins
Cristiano Guimarães Duarte
Daniel Sposito Pastore
Daniel Menezes Santana [3]
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
Felipe Piccoli Aversa
Felipe Xavier Minhoto Tambelini [3]
Guilherme Barros Leite de Albuquerque Maranhão
Gustavo Lopes Rodrigues [1]
João Filipe Fernandes da Costa Araújo [2]
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luis Eduardo Gross Siqueira Cunha [3]
Maira Blini de Carvalho
Marcia Kinsch de Lima
Mário Newton Nazareth Miguel
Mayara Arci Rezeck [2]
Michele Maria Vita
Paulo Sergio Miron
Pedro Henrique Moreira Ribeiro
Rafael Vietti da Fonseca
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves [3]
Rita Rodrigues Ferreira de Carvalho [3]
Rodrigo Andre Leiras Carneiro
Rubens Fogli Netto
Tatiana Grecco
Thales Ferreira Silva [2]
Vinícius Santana

1) Group Head of Investor Relations.
2) Elected at the Meeting of the Board of Directors on 03/27/2025, took office on 05/02/2025.
3) Elected at the Meeting of the Board of Directors on 04/30/2025, in phase of approval by BACEN.
4) Elected at the Annual General Stockholders' Meetings on 04/17/2025, in phase of approval by BACEN.
5) Not re-elected at the Annual General Stockholders' Meetings on 04/17/2024.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura
José Virgílio Vita Neto
Matias Granata
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Angelo Russomano Fernandes
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Menezes Santana [(2)]
Daniel Sposito Pastore
Davi Faleiros Franco da Rocha
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Reis Oliveira [(1)]
Fábio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Felipe Xavier Minhoto Tambelini [(2)]
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro
Flávia Davoli
Flavio Ribeiro Iglesias
Francis Roberto Gallo
Gabriel Brabo de Bernardes
Gabriel Guedes Pinto Teixeira
Gabriela Figueiredo Denadai

Officers (continued)

Gabriela Rodrigues Ferreira
Giovana Aparecida Braccialli Vinci
Guilherme Pessini Carvalho
Gustavo Andres
Gustavo Lopes Rodrigues
Gustavo Nobuaki Aoki
Haroldo Coutinho de Lucena Neto
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha de Andrade
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marco Flavio Trajano Mattos
Marcos Zani Della Manna [(2)]
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mariana Mauriz Rodrigues [(2)]
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Mayara Arci Rezeck
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Odacir José Fernandes Peixoto [(3)]
Pamela Vaiano
Paola Archibusacci Sarkis [(2)]
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Henrique Moreira Ribeiro
Pedro Prates Rodrigues
Priscilla Marques Dias Ciolli
Rafael Bastos Heringer
Rafael Burini Ohde [(2)]
Rafael Vietti da Fonseca
Renata Cristina de Oliveira
Renato Bereznjak Cunha
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli
Ullisses Christian Silva Assis
Valéria Aparecida Marretto
Vinicius Santana

1) Officer's withdrawal recorded on 04/10/2025.
2) Elected at the Meeting of the Board of Directors on 04/30/2025, in phase of approval by BACEN.
3) Officer's withdrawal recorded on 05/05/2025.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Consolidated Balance Sheet

(In millions of reais)

Assets	Note	03/31/2025	01/01/2025 Supplementary information (unaudited)
Current and Non-current assets		**2,786,081**	**2,851,314**
Cash		**38,893**	**36,127**
Interbank investments	**2c IV, 4**	**240,627**	**302,560**
Securities purchased under agreements to resell		186,187	233,209
Interbank deposits		52,216	66,752
Assets guaranteeing technical provisions	10b	2,258	2,626
(Provision for expected credit loss)		(34)	(27)
Securities	**2c IV, 5**	**883,812**	**835,714**
Own portfolio		287,203	226,461
Restricted		278,110	301,936
Assets guaranteeing technical provisions	10b	319,839	308,623
(Provision for expected credit loss)		(1,340)	(1,306)
Derivatives	6	**78,467**	**96,488**
Operations with credit granting characteristics	**8**	**1,138,645**	**1,157,247**
Loan, lease and other credit operations	2c IV, 2c VII	1,002,453	1,022,078
Securities	2c IV	189,706	188,540
(Provision for expected credit loss)	2c IV	(53,514)	(53,371)
Interbank and interbranch accounts		**248,131**	**246,261**
Current and deferred tax assets		**83,768**	**85,470**
Current tax assets		15,063	16,735
Deferred tax assets	20b I	68,705	68,735
Other assets	**9a**	**73,738**	**91,447**
Permanent assets		**34,845**	**34,793**
Investments	**2c VI**	**8,436**	**8,527**
Associates and joint ventures		8,427	8,362
Other investments		9	165
Fixed assets	**2c VIII, 14**	**9,265**	**9,080**
Real estate		9,485	6,932
Other fixed assets		15,847	18,137
(Accumulated depreciation)		(16,067)	(15,989)
Goodwill and Intangible assets	**2c IX, 15**	**17,144**	**17,186**
Goodwill		802	865
Intangible assets		48,779	47,755
(Accumulated amortization)		(32,437)	(31,434)
Total assets		**2,820,926**	**2,886,107**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	03/31/2025	01/01/2025 Supplementary information (unaudited)
Current and Non-current liabilities		**2,618,303**	**2,674,458**
Deposits	**2c IV, 16b**	**1,019,413**	**1,054,741**
Demand deposits		117,135	124,920
Savings deposits		174,641	180,730
Interbank deposits		6,017	7,224
Time deposits		716,755	735,376
Other deposits		4,865	6,491
Securities sold under repurchase agreements	**2c IV, 16c**	**408,401**	**409,656**
Own portfolio		207,147	178,922
Third-party portfolio		99,218	129,536
Free portfolio		102,036	101,198
Debt instruments	**2c IV, 16d**	**388,199**	**377,344**
Funds from issues		239,518	236,430
Foreign loans through securities		78,298	76,279
Funding from structured operations certificates		21,351	19,411
Debt instruments with subordination clauses	**16d III**	49,032	45,224
Borrowing and onlending	**2c IV, 16e**	**123,098**	**135,113**
Borrowing		105,262	117,170
Onlending		17,836	17,943
Derivatives	**2c IV, 6**	**70,778**	**96,611**
Interbank and interbranch accounts		**112,611**	**103,820**
Provisions for financial guarantees, credit commitments and credits to be released	**8a, 8c**	**1,330**	**1,153**
Technical provision for insurance, pension plan and premium bonds	**2c XI, 10a**	**322,721**	**311,812**
Other provisions	**2c XII, 11b**	**16,814**	**16,628**
Current and deferred tax liabilities		**19,366**	**22,988**
Current tax liabilities	20c	12,585	14,255
Deferred tax liabilities	20b II	6,781	8,733
Other liabilities	**9b**	**135,572**	**144,592**
Total stockholders' equity of controlling shareholders	**18**	**193,900**	**202,705**
Capital		124,063	90,729
Capital reserves		2,038	2,729
Profit reserves		68,629	110,400
Other comprehensive income	2c IV	(800)	(244)
(Treasury shares)		(30)	(909)
Non-controlling interests	18e	8,723	8,944
Total stockholders' equity		**202,623**	**211,649**
Total liabilities and stockholders' equity		**2,820,926**	**2,886,107**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2025
Income related to financial operations	**24**	**74,784**
Operations with credit granting characteristics		36,605
Securities, derivatives and other		25,380
Financial income from assets guaranteeing technical provisions		9,021
Interbank investments and other		3,778
Expenses related to financial operations	**24**	**(46,699)**
Deposits and securities sold under repurchase agreements		(39,809)
Debt instruments		(1,193)
Borrowing and onlending		3,010
Financial expenses on technical provisions for insurance, pension plan and premium bonds	10	(8,707)
Income related to financial operations before expected credit loss		**28,085**
Result of expected credit loss	**8c**	**(8,233)**
Expenses for provision for expected credit loss		(9,400)
Income related to recovery of financial assets written off as loss		1,167
Gross income related to financial operations		**19,852**
Other operating revenues / (expenses)		**(5,481)**
Commissions and banking fees	25	11,918
Result from insurance, pension plan and premium bonds operations	10	1,648
Personnel expenses	26	(7,951)
Other administrative expenses	26	(6,652)
Other provisions expenses	11b	(804)
Provision for civil lawsuits		(265)
Provision for labor claims		(470)
Provision for tax and social security obligations and other risks		(69)
Tax expenses	2c XIII, 20a II	(2,878)
Equity in earnings of associates, joint ventures and other investments		325
Other operating revenues		928
Other operating expenses	26	(2,015)
Operating income		**14,371**
Non-operating income	**3**	**106**
Income before taxes on income and profit sharing		**14,477**
Income tax and social contribution	**2c XIII, 20a I**	**(3,168)**
Due on operations for the period		(2,722)
Related to temporary differences		(446)
Profit sharing – Management members - Statutory	**19b**	**(163)**
Non-controlling interests	**18e**	**(252)**
Net income		**10,894**
Earnings per share - Basic	**21**	
Common		1.08
Preferred		1.08
Earnings per share - Diluted	**21**	
Common		1.07
Preferred		1.07
Weighted average number of outstanding shares - Basic	**21**	
Common		5,123,566,704
Preferred		4,997,439,499
Weighted average number of outstanding shares - Diluted	**21**	
Common		5,123,566,704
Preferred		5,075,252,686

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	01/01 to 03/31/2025
Consolidated net income		**11,146**
Financial assets at fair value through other comprehensive income	5c	756
Change in fair value		(922)
Tax effect		1,027
(Gains) / losses transferred to income		1,184
Tax effect		(533)
Hedge		1,158
Cash flow hedge	7b	366
Change in fair value		613
Tax effect		(247)
Hedge of net investment in foreign operation	7c	792
Change in fair value		1,511
Tax effect		(719)
Remeasurements of liabilities for post-employment benefits [(1)]		(3)
Remeasurements	22	(6)
Tax effect		3
Foreign exchange variation in foreign investments		(3,246)
Other		779
Total other comprehensive income		**(556)**
Total comprehensive income		**10,590**
Comprehensive income attributable to the owners of the parent company		**10,338**
Comprehensive income attributable to non-controlling interests		**252**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Consolidated Statement of Changes in Stockholders' Equity

(in millions of reais)

		Attributed to owners of the parent company													
						Other comprehensive income									
	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Fair value through other comprehensive income adjustments [1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Other	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 01/01/2025		**90,729**	**(909)**	**2,729**	**110,400**	**(835)**	**259**	**(1,959)**	**10,994**	**(8,703)**	**-**	**-**	**202,705**	**8,944**	**211,649**
Transactions with owners		33,334	879	(691)	(33,334)	-	-	-	-	-	-	-	188	(272)	**(84)**
Acquisition of treasury shares	18	-	(83)	-	-	-	-	-	-	-	-	-	(83)	-	**(83)**
Result of delivery of treasury shares	18	-	962	(8)	-	-	-	-	-	-	-	-	954	-	**954**
Recognition of share-based payment plans		-	-	(683)	-	-	-	-	-	-	-	-	(683)	-	**(683)**
(Increase) / Decrease to the owners of the parent company	2c I, 18	-	-	-	-	-	-	-	-	-	-	-	-	(272)	**(272)**
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	-	-	**-**
Other		-	-	-	(818)	-	-	-	-	-	-	-	(818)	-	**(818)**
Dividends - declared after previous period		-	-	-	(12,229)	-	-	-	-	-	-	-	(12,229)	-	**(12,229)**
Interest on capital - declared after previous period		-	-	-	(3,260)	-	-	-	-	-	-	-	(3,260)	-	**(3,260)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	15	15	-	**15**
Total comprehensive income		-	-	-	-	756	-	(3)	(3,246)	1,158	779	10,894	10,338	252	**10,590**
Consolidated net income		-	-	-	-	-	-	-	-	-	-	10,894	10,894	252	**11,146**
Other comprehensive income		-	-	-	-	756	-	(3)	(3,246)	1,158	779	-	(556)	-	**(556)**
Appropriations:															
Legal reserve		-	-	-	544	-	-	-	-	-	-	(544)	-	-	**-**
Statutory reserves		-	-	-	7,326	-	-	-	-	-	-	(7,326)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	-	-	(201)	**(201)**
Interest on capital		-	-	-	-	-	-	-	-	-	-	(3,039)	(3,039)	-	**(3,039)**
Total - 03/31/2025	**18**	**124,063**	**(30)**	**2,038**	**68,629**	**(79)**	**259**	**(1,962)**	**7,748**	**(7,545)**	**779**	**-**	**193,900**	**8,723**	**202,623**
Change in the period		**33,334**	**879**	**(691)**	**(41,771)**	**756**	**-**	**(3)**	**(3,246)**	**1,158**	**779**	**-**	**(8,805)**	**(221)**	**(9,026)**

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Fair value through other comprehensive income.

2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 03/31/2025
Adjusted net income		**35,731**
Net income		10,894
Adjustments to net income:		24,837
Share-based payment		(669)
Effects of changes in exchange rates on cash and cash equivalents		3,606
Expected credit loss with financial instruments	8c	9,400
Income from interest and foreign exchange variation from operations with subordinated debt		20
Change in technical provisions for insurance, pension plan and premium bonds		5,488
Depreciation and amortization		1,856
Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks	11b	288
Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks	11b	813
Revenue from update / charges on deposits in guarantee	11b	(216)
Deferred taxes (excluding hedge tax effects)		2,267
Equity in earnings of associates, joint ventures and other investments		(325)
Income from foreign exchange of financial assets and income related to fair value through other comprehensive income		1,648
Income from foreign exchange and income related to amortized cost		(900)
Income from sale of financial assets at fair value through other comprehensive income		1,184
Income from sale of investments and fixed assets		(76)
Income from non-controlling interests	18e	252
Other		201
Change in assets and liabilities		**(19,255)**
(Increase) / decrease in assets		
Interbank investments		56,873
Securities		(56,928)
Derivative (assets / liabilities)		(7,812)
Operations with credit granting characteristics		9,202
Central Bank of Brazil deposits		(2,885)
Interbank and interbranch accounts (assets / liabilities)		9,806
Tax assets		(565)
Other assets		21,507
(Decrease) / increase in liabilities		
Deposits		(35,328)
Securities sold under repurchase agreements		(1,255)
Debt instruments		7,047
Borrowing and onlending		(12,015)
Technical provision for insurance, pension plan and premium bonds		5,421
Tax liabilities		639
Other provisions and other liabilities		(8,701)
Payment of income tax and social contribution		(4,261)
Net cash provided by / (used in) operating activities		**16,476**
Dividends / Interest on capital received from associates and joint ventures		159
(Purchase) / Funds from sale of financial assets at fair value through other comprehensive income		(22,691)
(Purchase) / Funds from sale of financial assets at amortized cost		25,352
(Purchase) / Sale of fixed assets		(268)
(Purchase) / Sale of termination of intangible asset agreements		(1,500)
Net cash provided by / (used in) investing activities		**1,052**
Raising of subordinated debt obligations		4,415
Redemption of subordinated debt obligations		(627)
Change in non-controlling interests		(272)
Acquisition of treasury shares		(83)
Result of delivery of treasury shares		940
Dividends and interest on capital paid to non-controlling interests	18a	(201)
Dividends and interest on capital paid		(20,388)
Net cash provided by / (used in) financing activities		**(16,216)**
Net increase / (decrease) in cash and cash equivalents		**1,312**
Cash and cash equivalents at the beginning of the period		99,073
Effect of changes in exchange rates on cash and cash equivalents		(3,606)
Cash and cash equivalents at the end of the period	2c III	96,779
Cash		38,893
Interbank deposits		32,428
Securities purchased under agreements to resell - Collateral held		25,458

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Consolidated Statement of Added Value

(In millions of reais)

	Note	01/01 to 03/31/2025
Income		**82,972**
Financial operations		76,605
Commissions and banking fees	25	11,918
Income from insurance, pension plan and premium bonds operations		1,648
Expected credit loss with financial instruments	8	(8,233)
Other		1,034
Expenses		**(49,048)**
Financial operations		(46,699)
Other		(2,349)
Inputs purchased from third parties		**(4,924)**
Third-Party and financial system services, security, transportation and travel expenses	26	(2,027)
Other		(2,897)
Data processing and telecommunications	26	(1,475)
Advertising, promotions and publication	26	(423)
Installations and materials	26	(574)
Other		(425)
Gross added value		**29,000**
Depreciation and amortization	26	**(1,479)**
Net added value produced by the company		**27,521**
Added value received through transfer - Result of equity method		**325**
Total added value to be distributed		**27,846**
Distribution of added value		**27,846**
Personnel		**7,432**
Direct compensation		5,649
Benefits		1,450
FGTS – government severance pay fund		333
Taxes, fees and contributions		**9,019**
Federal		8,561
Municipal		458
Return on third parties' capital - Rent		**249**
Return on capital		**11,146**
Dividends and interest on capital		3,039
Retained earnings attributable to owners of the parent company		7,855
Retained earnings attributable to non-controlling interests		252

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Balance Sheet

(In millions of reais)

Assets	Note	03/31/2025
Current and Non-current assets		**264,124**
Cash		**1,577**
Interbank investments	**2c IV, 4**	**28,372**
Securities purchased under agreements to resell		16,264
Interbank deposits		12,108
Securities	**2c IV, 5**	**25,995**
Own portfolio		25,995
Derivatives	**2c IV, 6**	**519**
Operations with credit granting characteristics	**2c IV, 8**	**163,530**
Loan, lease and other credit operations		176,924
(Provision for expected credit loss)		(13,394)
Interbank and interbranch accounts		**3**
Current and deferred tax assets		**22,282**
Current tax assets		4,804
Deferred tax assets	20b I	17,478
Other assets	**2c V**	**21,846**
Permanent assets		**195,767**
Investments	**2c VI, 12**	**195,384**
Subsidiaries		195,384
Fixed assets	**2c VIII**	**5**
Real estate		4
Other fixed assets		93
(Accumulated depreciation)		(92)
Intangible assets	**2c IX**	**378**
Intangible assets		3,093
(Accumulated amortization)		(2,715)
Total assets		**459,891**
Liabilities and stockholders' equity		
Current and Non-current liabilities		**266,209**
Deposits	**2c IV, 16b**	**94,355**
Demand deposits		114
Interbank deposits		94,241
Securities sold under repurchase agreements	**2c IV**	**6,874**
Third-party portfolio		6,129
Free portfolio		745
Debt instruments	**2c IV, 16d III**	**51,404**
Funds from issues		1,497
Foreign loans through securities		8,030
Debt instruments with subordination clauses		41,877
Derivatives	**2c IV, 6**	**11**
Interbank and interbranch accounts		**72,420**
Provisions for financial guarantees, credit commitments and credits to be released	**8a, 8c**	**113**
Other provisions		**1,427**
Current and deferred tax liabilities		**2,508**
Current tax liabilities	2c XII, 2c XIII, 20c	1,811
Deferred tax liabilities	20b II	697
Other liabilities	**9b**	**37,097**
Stockholders' equity	**18**	**193,682**
Capital		124,063
Capital reserves		2,038
Profit reserves		69,548
Other comprehensive income	2c IV	(1,937)
(Treasury shares)		(30)
Total liabilities and stockholders' equity		**459,891**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2025
Income related to financial operations		**6,937**
Operations with credit granting characteristics		5,143
Securities, derivatives and other		1,794
Expenses related to financial operations		**(4,471)**
Deposits and securities sold under repurchase agreements		(3,371)
Debt instruments		(1,030)
Borrowing and onlending		(70)
Income related to financial operations before expected credit loss		**2,466**
Result of expected credit loss	**8c**	**(2,905)**
Expenses for expected credit loss		(3,297)
Income related to recovery of financial assets written off as loss		392
Gross income related to financial operations		**(439)**
Other operating revenues / (expenses)		**10,459**
Commissions and banking fees		3,044
Personnel expenses		(112)
Other administrative expenses		(1,495)
Other provisions expenses		(44)
Provision for civil lawsuits		(40)
Provision for labor claims		(4)
Tax expenses	20a II	(527)
Equity in earnings of subsidiaries	12	10,180
Other operating revenues / (expenses)		(587)
Operating income		**10,020**
Non-operating income		**(1)**
Income before taxes on income and profit sharing		**10,019**
Income tax and social contribution	**2c XIII**	**874**
Due on operations for the period		(307)
Related to temporary differences		1,181
Profit sharing – Management Members - Statutory		**(17)**
Net income		**10,876**
Earnings per share - Basic		
Common		1.07
Preferred		1.07
Earnings per share - Diluted		
Common		1.07
Preferred		1.07
Weighted average number of outstanding shares - Basic		
Common		5,123,566,704
Preferred		4,997,439,499
Weighted average number of outstanding shares - Diluted		
Common		5,123,566,704
Preferred		5,075,252,686

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Statement of Comprehensive Income

(In millions of reais)

	01/01 to 03/31/2025
Net income	**10,876**
Financial assets at fair value through other comprehensive income	729
Change in fair value	(3)
Associates / Subsidiaries	732
Hedge	1,082
Cash flow hedge	290
Associates / Subsidiaries	290
Hedge of net investment in foreign operation	792
Change in fair value	504
Tax effect	(249)
Associates / Subsidiaries	537
Remeasurements of liabilities for post-employment benefits [(1)]	(3)
Associates / Subsidiaries	(3)
Foreign exchange variation in foreign investments	(3,246)
Change in fair value	(485)
Associates / Subsidiaries	(2,761)
Other	(570)
Total other comprehensive income	**(2,008)**
Total comprehensive income	**8,868**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Profit reserves	Other comprehensive income						Retained earnings	Total
						Fair value through other comprehensive income adjustments	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]	Other		
Total - 01/01/2025		**90,729**	**(909)**	**2,729**	**109,902**	**(1,961)**	**259**	**(1,959)**	**9,756**	**(6,024)**	-	-	**202,522**
Transactions with owners		33,334	879	(691)	(33,334)	-	-	-	-	-	-	-	**188**
Acquisition of treasury shares	18	-	(83)	-	-	-	-	-	-	-	-	-	**(83)**
Result of delivery of treasury shares	18	-	962	(8)	-	-	-	-	-	-	-	-	**954**
Recognition of share-based payment plans		-	-	(683)	-	-	-	-	-	-	-	-	**(683)**
Capitalization by reserves		33,334	-	-	(33,334)	-	-	-	-	-	-	-	-
Other		-	-	-	617	-	-	-	-	-	-	-	**617**
Dividends - declared after previous period		-	-	-	(12,229)	-	-	-	-	-	-	-	**(12,229)**
Interest on capital - declared after previous period		-	-	-	(3,260)	-	-	-	-	-	-	-	**(3,260)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	-	15	**15**
Total comprehensive income		-	-	-	-	729	-	(3)	(3,246)	1,082	(570)	10,876	**8,868**
Net income		-	-	-	-	-	-	-	-	-	-	10,876	**10,876**
Other comprehensive income		-	-	-	-	(3)	-	-	(485)	255	-	-	**(233)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	732	-	(3)	(2,761)	827	(570)	-	**(1,775)**
Appropriations:													
Legal reserve		-	-	-	544	-	-	-	-	-	-	(544)	-
Statutory reserves		-	-	-	7,308	-	-	-	-	-	-	(7,308)	-
Interest on capital		-	-	-	-	-	-	-	-	-	-	(3,039)	**(3,039)**
Total - 03/31/2025	18	**124,063**	**(30)**	**2,038**	**69,548**	**(1,232)**	**259**	**(1,962)**	**6,510**	**(4,942)**	**(570)**	-	**193,682**
Change in the period		**33,334**	**879**	**(691)**	**(40,354)**	**729**	-	**(3)**	**(3,246)**	**1,082**	**(570)**	-	**(8,840)**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 03/31/2025
Adjusted net income		**1,741**
Net income		10,876
Adjustments to net income:		(9,135)
Share-based payment		(669)
Expected credit loss	8c	3,297
Income from interest and foreign exchange variation from operations with subordinated debt		168
Expense from update / charges on the provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks		10
Provisions for civil lawsuits, labor and tax claims and social security lawsuits and other risks		44
Revenue from update / charges on deposits in guarantee		(117)
Deferred taxes		(1,181)
Equity in earnings of subsidiaries	12	(10,180)
Amortization of goodwill		11
Income from interest and foreign exchange variation of securities at fair value through other comprehensive income		(339)
Effect of changes in exchange rates on cash and cash equivalents		(187)
Other		8
Change in assets and liabilities		**(8,437)**
(Increase) / decrease in assets		
Interbank investments		1,068
Securities		(7,234)
Derivatives (assets / liabilities)		(645)
Interbank and interbranch accounts (assets / liabilities)		5,535
Operations with credit granting characteristics		(10,618)
Tax assets		(1,166)
Other assets		328
(Decrease) / increase in liabilities		
Deposits		2,739
Securities sold under repurchase agreements		(1,373)
Debt Instruments		4,518
Tax liabilities		29
Other liabilities		(1,618)
Net cash provided by / (used in) operating activities		**(6,696)**
Dividends and interest on capital received		2,563
(Purchase) / funds from sale of securities at fair value through other comprehensive income		(4,642)
(Purchase) / sale of investments		2,736
Net cash provided by / (used in) investing activities		**657**
Raising in subordinated debt obligations		4,415
Redemption of subordinated debt obligations		(513)
Result of delivery of treasury shares		940
Acquisition of treasury shares		(83)
Dividends and interest on capital paid		(20,388)
Net cash provided by / (used in) financing activities		**(15,629)**
Net increase / (decrease) in cash and cash equivalents		**(21,668)**
Cash and cash equivalents at the beginning of the period		32,449
Effects of changes in exchange rates on cash and cash equivalents		187
Cash and cash equivalents at the end of the period	2c III	10,968
Cash		1,577
Securities purchased under agreements to resell - Collateral held		9,391

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Condensed Statement of Added Value

(In millions of reais)

	Note	01/01 to 03/31/2025
Income		**8,195**
Financial operations		6,937
Commissions and banking fees		3,044
Expected credit loss with financial instruments		(2,905)
Other		1,119
Expenses		**(5,187)**
Financial operations		(4,471)
Other		(716)
Inputs purchased from third parties		**(1,495)**
Third-Party and financial system services, security, transportation and travel expenses		(84)
Advertising, promotions and publication		(99)
Other		(1,312)
Gross added value		**1,513**
Depreciation and amortization		**(2)**
Net added value produced by the company		**1,511**
Added value received through transfer - Result of equity method	**12**	**10,180**
Total added value to be distributed		**11,691**
Distribution of added value		**11,691**
Personnel		85
Direct compensation		78
Benefits		6
FGTS – government severance pay fund		1
Taxes, fees and contributions		730
Federal		638
Municipal		92
Return on capital		10,876
Dividends and interest on capital		3,039
Retained earnings to shareholders		7,837

The accompanying notes are an integral part of these financial statements.

(*In millions of reais, except when indicated*)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, No.100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on May 08, 2025.

Note 2 - Material accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

ITAÚ UNIBANCO HOLDING opted for presenting its Condensed Consolidated and Individual Financial Statements in accordance with current regulations.

ITAÚ UNIBANCO HOLDING adopted on January 1, 2025, CMN Resolution No. 4,966/21 that changes the accounting criteria applicable to financial instruments and opted for the exemption from presentation, in the Condensed Consolidated and Individual Financial Statements, of the comparative amounts related to previous periods, as set forth in Article 79 of this Resolution. In order to allow better understanding of these Condensed Consolidated and Individual Financial Statements, supplementary information was included in the Condensed Consolidated Balance Sheet and Condensed Consolidated and Individual Statement of Changes in Stockholders' Equity, that corresponds to the balances on December, 31, 2024, adjusted with new concepts at the initial date of effectiveness of CMN Resolution No. 4,966/21. Further information on the effects of the regulatory transition is detailed in Note 2b I.

The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 - Statement of Added Value.

b) Changes in new accounting standards and interpretations of existing standards

I - Applicable for period ended March 31, 2025

- **CMN Resolution No. 4,966/21 - Financial Instruments -** Establishes the classification, measurement, recognition and write-off of financial instruments, recognition of a provision for expected loss associated with credit risk and designation and accounting recognition of hedge accounting. Adoption was prospective, with no material effects, as of January 1, 2025, with the exception of hedge accounting and adjustment to the present value of restructured financial instruments whose effectiveness will be on January 1, 2027.

CMN Resolution No. 4,966/21 considers the following pillars:

Classification and measurement of financial instruments: the Securities classification categories that where previously Held to Maturity, Available for Sale and Held for Trading and no longer exist, and three measurement categories are introduced for all financial assets:

- **Amortized cost (AC):** used when financial assets are managed to obtain contractual cash flows, consisting only of principal and interest payments. A significant portion of the financial assets previously classified as Held to Maturity and Available for Sale has been accounted for in this category, in addition to Credit Operations and Other Credits.

- **Fair value through other comprehensive income (FVOCI)**: used when financial assets are held both to obtain contractual cash flows, consisting only of principal and interest payments, and for sale. The remaining portion of financial assets previously accounted for as Available for Sale was classified in this category.

- **Fair value through profit or loss (FVPL)**: used for financial assets that do not meet the criteria described above. Derivatives, financial assets Held for Trading and equity instruments were recorded in this category.

Two criteria should be considered to determine the classification of the financial assets described above:

- **Business model definition:** that reflects how financial instruments are managed to achieve a specific commercial objective and generate cash flows, not depending on the management's intentions in relation to an individual instrument.

- **Characteristics of contractual cash flow:** they are tested individually to validate whether they meet the criteria for payment of only principal and interest.

In the initial adoption there were designation of equity instruments at fair value through other comprehensive income whose ITAÚ UNIBANCO HOLDING CONSOLIDATED's objective is not to generate return from their sale. Additionally, with the objective of eliminating accounting asymmetries, there was a designation of financial assets at fair value through profit or loss.

ITAÚ UNIBANCO HOLDING CONSOLIDATED kept the measurement of financial liabilities, which remains measured at amortized cost, except for Derivatives, which are measured at fair value through profit or loss.

Financial instruments measured at AC and FVOCI use the effective interest method to calculate interest income or expense, considering the materiality aspects of transaction costs in origination. To calculate the effective interest rate of credit operations with credit granting characteristics classified in AC category, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted a differentiated methodology for recognition of revenues and expenses related to transaction costs.

Provision for expected loss associated with credit risk: includes the use of prospective information and classification of financial instruments in three stages:

- **Stage 1 -** credit loss expected for the next 12 months. Applicable to financial instruments without significant increase in credit risk. ITAÚ UNIBANCO HOLDING CONSOLIDATED did not adopt the option to calculate the expected credit loss for the entire life of financial instruments at this stage.

- **Stage 2 -** expected credit loss over the life of the financial instrument. Applicable to financial instruments with a significant increase in credit risk since their origination.

- **Stage 3 -** expected credit loss over the life of the financial instrument. Applicable to assets with credit recovery problems (problem assets), evidenced by the delay over 90 days in the payment of principal or charges or by the indication that the respective obligation will not be fully honored. At this stage, the recognition of interest is on cash basis.

A financial instrument will migrate of stage as its credit risk increases or decreases.

ITAÚ UNIBANCO HOLDING CONSOLIDATED did not recognize the interest of the operations that, in the transition, were past due for over 60 days and were not characterized as problem assets.

For comparability purposes, the balances as of December 31, 2024 are presented under the same headings as January 1, 2025, the effects did not change the amount Stockholders' Equity.

Following is a summary of the changes made to financial instruments starting January 1, 2025:

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet at 01/01/2025
(In millions of Reais)

	12/31/2024		12/31/2024		01/01/2025	
Assets	**Released balance**	**Transfers**	**Supplementary information balance (unaudited) (1)**	**Remeasurements / Changes (2)**	**Classification**	**Supplementary information balance (unaudited)**
Current and non-current assets	**3,013,832**	**(159,212)**	**2,854,620**	**(3,306)**		**2,851,314**
Cash	**36,127**	**-**	**36,127**	**-**		**36,127**
Interbank investments, net of provision for expected credit loss	**302,587**	**-**	**302,587**	**(27)**	**AC**	**302,560**
Securities	**1,020,761**	**(184,007)**	**836,754**	**(1,040)**		**835,714**
Trading securities	536,294	(2,430)	533,864		FVPL	553,997
Available for sale securities	304,692	(135,019)	169,673	266	FVOCI	125,384
Held to maturity securities	179,775	(46,558)	133,217		AC	157,639
(Provision for expected credit loss)	-	-	-	(1,306)		(1,306)
Derivatives (Trading) (3)	**94,180**	**1,786**	**95,966**	**522**	**FVPL**	**96,488**
Operations with credit granting characteristics	**974,715**	**181,817**	**1,156,532**	**715**		**1,157,247**
Loan, lease and other credit operations	1,022,135	(57)	1,022,078	-		1,022,078
Available for sale securities	-	135,019	135,019	5,036	AC	140,055
Held to maturity securities	-	47,031	47,031	1,454		48,485
(Provision for expected credit loss)	(47,420)	(176)	(47,596)	(5,775)		(53,371)
Interbank and interbranch accounts	**246,261**	**-**	**246,261**	**-**	**AC**	**246,261**
Current and deferred tax assets	**88,756**	**-**	**88,756**	**(3,286)**		**85,470**
Other assets	**250,445**	**(158,808)**	**91,637**	**(190)**	**AC / FVPL**	**91,447**
Investments, net	**8,439**	**-**	**8,439**	**88**		**8,527**
Fixed assets, net	**9,080**	**-**	**9,080**	**-**		**9,080**
Goodwill and intangible assets, net	**17,186**	**-**	**17,186**	**-**		**17,186**
Total assets	**3,048,537**	**(159,212)**	**2,889,325**	**(3,218)**		**2,886,107**

1) The amounts presented include transfers of balances.
2) Refer to expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories in compliance with the requirements of CMN Resolution No. 4,966/21.
3) Includes foreign exchange operations.

(In millions of Reais)

Liabilities and Stockholders' Equity	12/31/2024		12/31/2024		01/01/2025	
	Released balance	Transfers	Supplementary information balance (unaudited) [1]	Remeasurements / Changes [2]	Classification	Supplementary information balance (unaudited)
Current and Non-current liabilities	**2,838,080**	**(159,212)**	**2,678,868**	**(4,410)**		**2,674,458**
Deposits	1,054,741	-	1,054,741	-	AC	1,054,741
Securities sold under repurchase agreements	409,656	-	409,656	-	AC	409,656
Debt instruments	332,120	45,224	377,344	-	AC	377,344
Borrowing and onlending	135,113	-	135,113	-	AC	135,113
Derivatives [3]	87,175	9,446	96,621	(10)	FVPL	96,611
Interbank and interbranch accounts	103,820	-	103,820	-	AC	103,820
Provisions for financial guarantees, credit commitments and credits to be released	4,176	-	4,176	(3,023)	AC	1,153
Technical provision for insurance, pension plan and premium bonds	311,812	-	311,812	-		311,812
Other provisions	16,628	-	16,628	-		16,628
Current and deferred tax liabilities	24,365	-	24,365	(1,377)		22,988
Other liabilities	358,474	(213,882)	144,592	-	AC / FVOCI	144,592
Total stockholders' equity of controlling shareholders	**201,055**	-	**201,055**	**1,650**		**202,705**
Non-controlling interests	**9,402**	-	**9,402**	**(458)**		**8,944**
Total stockholders' equity	**210,457**	-	**210,457**	**1,192**		**211,649**
Total liabilities and stockholders' equity	**3,048,537**	**(159,212)**	**2,889,325**	**(3,218)**		**2,886,107**

1) The amounts presented include transfers of balances.
2) Refer to the expected credit loss and adjustment to fair value of financial assets reclassified between measurement categories in accordance with the requirements of CMN Resolution No. 4,966/21.
3) Includes foreign exchange operations.

In ITAÚ UNIBANCO HOLDING, the new classifications of financial instruments did not produce any effect on Stockholders' equity in the initial adoption of CMN Resolution No. 4,966/21. The classification involved the transfer of financial assets previously classified as Available for sale securities at a Fair value through profit of loss in the amount of R$ 2. In relation to expected loss associated with credit risk, there was an increase of R$ 1,638 in the Expected credit loss from Operations with credit granting characteristics as a counterparty to Stockholders' equity, which corresponds to R$ 652, net of tax effects and reflective impacts of associates and subsidiaries corresponding to R$ (271), net of tax effects.

ITAÚ UNIBANCO HOLDING CONSOLIDATED would have recognized in Income or Other Comprehensive Income the amount of R$ 564 during the period from 01/01/2025 to 03/31/2025 if the financial instruments had not been reclassified of category.

	12/31/2024	01/01/2025	01/01 to 03/31/2025	
			Gains/(Losses) of unrecognized fair value adjustment	
	Fair value	Classification	Income	Other comprehensive income
Securities	840,986	AC	-	564
		FVOCI	-	-

Regarding the provisions for expected credit loss from financial instruments, ITAÚ UNIBANCO HOLDING CONSOLIDATED presents a summary of the changes made:

Financial instruments	12/31/2024			01/01/2025		
	Rating	Accounting balance	Impairment	Stage	Gross accounting balance	Provision for Expected credit loss
Securities	N/A	849,002	(616)	1	292,498	(110)
				2	241	(1)
				3	1,595	(1,195)
				N/A (1)	554,726	-
Total		849,002	(616)		849,060	(1,306)
Credit operations	AA	558,075	(1,720)			
	A	262,116	(2,185)			
	B	118,618	(3,257)			
	C	32,559	(3,253)			
	D	8,600	(2,579)			
	E	5,240	(2,620)			
	F	6,331	(4,431)			
	G	5,485	(5,452)			
	H	25,054	(25,054)			
	N/A	188,540	(3,549)			
				1	1,098,610	(9,958)
				2	56,770	(13,068)
				3	55,238	(30,345)
Total (2)		1,210,618	(54,100)		1,210,618	(53,371)
Credit commitment, credit to be released and financial guarantees pledged (3)		623,730	(1,045)	1	611,267	(337)
				2	8,509	(124)
				3	3,954	(692)
Total		623,730	(1,045)		623,730	(1,153)

1) Financial assets not subject to expected credit loss, composed of government securities classified in the FVPL category measured at level 1 of the fair value hierarchy and by equity instruments (FVPL or FVOCI).
2) On January 1, 2025, the provision for expected credit loss comprises R$ 47,983 relating to credit operations, lease and other credits with credit granting characteristics and R$ 5,388 related to securities with credit granting characteristics.
3) The amounts are recorded off-balance sheet.

- **CMN Resolution No. 4,975/21 - Lease -** Receives the Accounting Pronouncement (CPC) 06 (R2) - Leases that eliminate the accounting of operating leases for the lessee, presenting a single lease model, which consists of: (a) initially recognize all leases as a right of use and the respective obligation at present value; and (b) recognize the depreciation of the right of use and the interest on the lease separately in income.

Transition to CMN Resolution No. 4,975/21

ITAÚ UNIBANCO HOLDING has adopted the Accounting Pronouncement (CPC) 06 (R2) - Lease, prospectively, since January 1, 2025, using the following criteria: (1) unified discount rate, considering a portfolio of similar contracts; and (2) calculation of the Right-of-use asset and lease liability for new contracts signed in which ITAÚ UNIBANCO HOLDING appears as a lessee, as from the effectiveness of the standard.

II - Applicable to future periods

- **CMN Resolution No. 4,966/21 - Financial instruments and related regulations -** Establishes the designation and accounting recognition of hedge and adjustment to the present value of restructured financial instruments, being in force starting January 1, 2027. Possible impacts are being evaluated and will be completed by the date of the standard effectiveness.

c) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED comprise the transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 18d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting, starting July 1, 2023, the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 - Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Incorporation Country	Activity	Interest in voting capital %	Interest in total capital %
				03/31/2025	03/31/2025
In Brazil					
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%
Foreign					
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	67.42%	67.42%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which functional currency is the US Dollar.

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in Stockholders' equity.

II - Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income.

For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. The ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank deposits and Securities purchased under agreements to resell (Collateral held).

IV - Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value on the trading date.

Financial assets are written off on the trading date, if:

- the contractual rights to the cash flows of the financial asset expire.
- there are no reasonable expectations of its recovery. In this case, the write-off is carried out simultaneously with the use of the related provision for expected credit loss. Subsequent recoveries are accounted for as revenue as a counterparty to asset, with the constitution of their respective provision for expected credit loss.
- ITAÚ UNIBANCO HOLDING CONSOLIDATED transfers substantially the risks and benefits of the financial asset.

The main judgments exercised by ITAÚ UNIBANCO HOLDING CONSOLIDATED in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control.

When the contractual cash flow of a financial asset is renegotiated or otherwise modified, ITAÚ UNIBANCO HOLDING CONSOLIDATED evaluates whether the renegotiation event is characterized as a restructuring, this is, whether there has been a significant concession to the counterparty, due to the deterioration of the client's credit quality. The gross book value of the renegotiated financial assets is recalculated with the new conditions agreed upon.

Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is settled, canceled, matured or expired.

IV.I - Classification of financial assets

The classification and subsequent measurement of financial assets are detailed in Note 2b I .

Hybrid contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing.

Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss.

In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; and the underlying instrument is not booked at fair value through profit or loss.

Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its trading, situation in which ITAÚ UNIBANCO HOLDING CONSOLIDATED designates it, on an irrevocable basis, at fair value through other comprehensive income.

IV.II - Classification of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

- Financial liabilities at fair value through profit or loss: classification applied to derivatives and financial liabilities generated in loans or rental of financial assets.

- Credit commitments, Credits to be released.

- Financial guarantees: measured by the greater amount between (i) the provision for expected credit loss; and (ii) the balance of the service fee to be deferred in income, according to the contract term.

IV.III - Subsequent measurement of financial instruments

Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

The portion of variation in the fair value of derivative financial liabilities measured at levels 2 or 3, resulting from changes in the own credit risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is recognized in Other Comprehensive Income, at the net amount of tax effects.

To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Securities, Derivatives and Other and Financial Income from Assets Guaranteeing Technical Provisions.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical database, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methodologies adopted are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17.

Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest rate method, less repayments of principal and interest, and any provision for expected credit loss.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the effective interest rate method to calculate interest income or expense for financial instruments at amortized cost and through other comprehensive income, which considers costs and fees directly attributable to the origination of the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts when exceeding 1% of the instrument's total revenues or charges. Additionally, IUH adopted the differentiated methodology for financial assets with credit granting characteristic classified in the AC category. For liabilities classified in the AC category, incremental costs and revenues are deferred by the effective interest rate curve.

ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies financial instruments as problem assets if the payment of principal or interest is overdue for over 90 days or indicates that the obligation will not be honored under the conditions agreed. In this case, the appropriation of interest starts being recognized on the cash basis.

Expected credit loss: The main judgments exercised of ITAÚ UNIBANCO HOLDING CONSOLIDATED to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.

For makes an assessment of the expected credit loss on financial instruments (except equity instrument, derivatives, government securities measured at fair value through profit or loss at level 1 of the hierarchy of fair value) and to credit commitments and non-cancellable credits to be released, applying a three-stage approach to demonstrate changes in credit risk.

- Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly.

- Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly.

- Stage 3 – applicable to problem assets, for which a probability of default (PD) of 100% is considered.

The assessment of expected credit loss is detailed in Note 2b I.

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions considered to estimate the expected credit loss are:

- **Determining criteria for significant increase or decrease in credit risk:** ITAÚ UNIBANCO HOLDING CONSOLIDATED determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual basis and, in the case of retail portfolios, collectively. For collective assessment purposes of retail portfolios, financial assets are grouped based on similar characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, guarantees, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis.

The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers.

- **Maximum contractual period:** ITAÚ UNIBANCO HOLDING CONSOLIDATED estimates the useful life of assets that do not have fixed maturity date based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options.

- **Prospective information:** ITAÚ UNIBANCO HOLDING CONSOLIDATED uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is projected default, which is related to projections of Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and expanded retail sales. The definition of Macroeconomic scenarios involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, which are reassessed annually or when the market conditions so require.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the option to measure the expected credit loss based on the delayed payment of principal or interest, the loss history and other relevant information for financial instruments recognized in the heading Other Assets.

IV.IV - Derivatives and use of hedge accounting

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- **Cash flow hedge:** the effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders' Equity. The ineffective portion is recorded directly in the Statement of Income.

- **Market fair value:** financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

- **Hedge of net investments in foreign operations:** accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders' Equity and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

V - Other non-financial assets

Other non-financial assets are composed of Prepaid expenses, Encrypted digital assets, Assets held for sale, among others.

Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

VI - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless of their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

VII - Lease operations (Lessee)

To conduct its commercial activities, ITAÚ UNIBANCO HOLDING CONSOLIDATED is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized in the headings of Fixed Assets and/or Intangible Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In case the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due.

To establish the lease period, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be.

The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal.

VIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

IX - Goodwill and intangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, software, rights of use leases and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

X - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XI - Insurance, private pension and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expired.

Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums are accounted for over the term of the contracts in proportion to the amount of insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if there is any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue.

Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating.

Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability.

Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semiannually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date.

Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ).

XII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations. According to the probability of loss they are classified as: (i) probable and are provisioned in the Financial Statements; (ii) possible, are not provisioned and are reported in the Notes; and (iii) remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to the statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small claims court or ordinary court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 11.

XIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years.

Tax rates, as well as their calculation bases, are detailed in Note 20.

XIV - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in Other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XV - Commissions and banking fees

Commissions and banking fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account, payments and receipts and economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions and financial settlements occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, in the 4th quarter of 2025, ITAÚ UNIBANCO HOLDING will acquire additional ownership equivalent to control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING's ownership interest to 33.6% in AVENUE's capital.

Note 4 - Interbank investments

The accounting policy on interbank investments is presented in Note 2c IV.

	03/31/2025
	Amortized Cost
Securities purchased under agreements to resell	**186,187**
Collateral held	25,649
Collateral repledge	98,126
Assets received as collateral with right to sell or repledge	7,764
Assets received as collateral without right to sell or repledge	90,362
Collateral sold	62,412
Interbank deposits	**52,216**
Assets guaranteeing technical provisions	**2,258**
(Provision for expected credit loss)	**(34)**
Total	**240,627**
Current	**233,456**
Non-current	**7,171**

Interbank Investments are classified in stage 1.

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Securities purchased under agreements to resell – Collateral held in the amount of R$ 9,391, Securities purchased under agreements to resell – Collateral repledge in the amount of R$ 6,873, Interbank Deposits in the amount of R$ 12,108, and the fair value of these investments totals R$ 28,372.

Note 5 - Securities

The accounting policy on Securities is presented in Note 2c IV.

a) Summary

		03/31/2025			
	Note	Gross book value	Expected credit loss	Fair value adjustment	Accounting Balance
At amortized cost (AC)	5b	133,765	(233)	-	133,532
At fair value through other comprehensive income (FVOCI)	5c	143,011	(968)	(2,130)	139,913
Designated at fair value through other comprehensive income (Designated FVOCI)	5c	1,841	-	(1,189)	652
At fair value through profit or loss (FVPL)	5d	589,754	(129)	(3,905)	585,720
Designated at fair value through profit or loss (Designated FVPL)	5d	24,249	(10)	(244)	23,995
Total		**892,620**	**(1,340)**	**(7,468)**	**883,812**
Current					**469,882**
Non-current					**413,930**

Securities are classified as: R$ 295,158 in stage 1, R$ 245 in stage 2 and R$ 1,241 in stage 3. Provisions for expected credit loss on securities are classified as: R$ (257) in stage 1, R$ (10) in stage 2 and R$ (1,074) in stage 3.

Of the total balance of the stages, R$ 743 is from renegotiated operations, of which 100% refers to restructured operations.

	Note	Own portfolio	03/31/2025						
			Restricted to					Assets guaranteeing technical provisions Note - 10b	Total
			Repurchase agreements		Pledged guarantees [1]	Central Bank of Brazil	Borrowing		
			Assets received as collateral with right to sell or repledge	Assets received as collateral without right to sell or repledge					
Government securities		**215,340**	**182,049**	**42,561**	**33,155**	**8,615**	-	**20,903**	**502,623**
Brazil		167,290	174,061	37,825	13,723	8,615	-	20,903	422,417
Latin America		32,036	7,988	2,266	7,230	-	-	-	49,520
Abroad		16,014	-	2,470	12,202	-	-	-	30,686
Corporate securities		**32,082**	**7**	**1,297**	**8,516**	-	**46**	**820**	**42,768**
Rural product note		39	-	-	-	-	-	-	39
Bank deposit certificates		157	-	-	-	-	-	-	157
Real estate receivables certificates		6,258	-	-	-	-	-	2	6,260
Debentures		6,530	-	-	-	-	-	406	6,936
Eurobonds and other		8,743	7	1,297	8,516	-	-	-	18,563
Financial bills		518	-	-	-	-	-	296	814
Promissory and commercial notes		41	-	-	-	-	-	28	69
Other		9,796	-	-	-	-	46	88	9,930
Shares		**19,128**	-	-	**1,734**	-	-	**12**	**20,874**
Investment Funds		**20,653**	-	-	**130**	-	-	**170**	**20,953**
Specially Organized Investment Funds (PGBL/VGBL)		-	-	-	-	-	-	**297,934**	**297,934**
Total		**287,203**	**182,056**	**43,858**	**43,535**	**8,615**	**46**	**319,839**	**885,152**
AC	5b	**73,070**	**6,267**	**19,839**	**24,523**	**3,618**	-	**6,448**	**133,765**
FVOCI and Designated FVOCI	5c	**72,067**	**33,943**	**11,297**	**10,678**	**4,997**	-	**8,551**	**141,533**
FVPL and Designated FVPL	5d	**142,066**	**141,846**	**12,722**	**8,334**	-	**46**	**304,840**	**609,854**

1) Represent Securities linked to pre-paid account balances, Post-Employment benefits (Note 22b), Stock Exchanges and Settlement and Custody Houses.

b) Securities at amortized cost (AC)

	03/31/2025
	Gross book value
Government securities	**90,948**
Brazil	62,795
Latin America	13,639
Abroad	14,514
Corporate securities	**42,817**
Bank deposit certificates	56
Real estate receivables certificates	5,349
Fund quotas	16,231
Debentures	18
Eurobonds and other	12,786
Financial bills	457
Other	7,920
Total	**133,765**
Expected credit loss	(233)
Amortized cost	**133,532**
Current	**36,039**
Non-current	**97,493**

c) Securities at fair value through other comprehensive income (FVOCI)

	03/31/2025		
	Gross book value	Fair value adjustments	Fair value
Government securities	**135,894**	**(2,099)**	**133,795**
Brazil	97,874	(2,181)	95,693
Latin America	24,559	87	24,646
Abroad	13,461	(5)	13,456
Corporate securities	**7,117**	**(999)**	**6,118**
Bank deposit certificates	100	1	101
Debentures	2,285	(188)	2,097
Eurobonds and other	4,136	(813)	3,323
Financial bills	6	-	6
Promissory and commercial notes	40	1	41
Other	550	-	550
Total	**143,011**	**(3,098)**	**139,913**
Shares (designated at FVOCI)	1,841	(1,189)	652
Total	**144,852**	**(4,287)**	**140,565**
Expected credit loss (Income)	(968)		
Fair value adjustments (OCI)	(3,319)		
Fair Value	**140,565**		
Current			**30,161**
Non-current			**110,404**

Regarding the shares designated to FVOCI, there was no receipt of dividends and sale of shares in the period.

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Eurobonds and other in the amount of R$ 1,562 and Financial bills in the amount of R$ 16,699.

d) Securities at fair value through profit or loss (FVPL)

	03/31/2025		
	Gross book value	Fair value adjustments	Fair value
Government securities	**255,811**	**(1,974)**	**253,837**
Brazil	249,457	(1,991)	247,466
Latin America	4,021	13	4,034
Abroad	2,333	4	2,337
Corporate securities	**9,169**	**(164)**	**9,005**
Rural product note	39	(1)	38
Real estate receivables certificates	912	(3)	909
Debentures	4,677	(169)	4,508
Eurobonds and other	1,710	3	1,713
Financial bills	346	5	351
Promissory and commercial notes	28	-	28
Other	1,457	1	1,458
Shares	**21,909**	**(1,687)**	**20,222**
Investment funds	**4,931**	**(209)**	**4,722**
Specially organized investment funds (PGBL/VGBL)	**297,934**	-	**297,934**
Total	**589,754**	**(4,034)**	**585,720**
Government securities (Designated FVI)	24,249	(254)	23,995
Total	**614,003**	**(4,288)**	**609,715**
Expected credit loss (Income)	(139)		
Fair value adjustments (Income)	(4,149)		
Fair value	**609,715**		
Financial assets not subject to Expected credit loss	577,707	(3,741)	573,966
Financial assets subject to Expected credit loss	36,296	(547)	35,749
Current			**403,683**
Non-current			**206,032**

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of Shares in the amount of R$ 12, Fixed-Income Fund Quotas in the amount of R$ 533 and Eurobonds and other in the amount of R$ 7,189.

Note 6 - Derivatives

The accounting policy on Derivatives is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures - They are agreements to buy or sell financial or non-financial instruments on a future date at a fixed price. These contracts can be settled in cash or by physical delivery. The nominal value of these contracts represents the face value of the associated instrument.

Forwards - They are forward contracts that involve the purchase or sale of financial and non-financial instruments on a future date, at a contracted price, and which are settled by delivering or not the underlying item against a financial amount. They include exchange contracts that are currency forwards.

Options - They are contracts that allow the buyer, upon the payment of a fee, the right to buy or sell financial or non-financial instruments at a fixed price during a specified term.

Swaps - They are contracts to settle in cash on a future date or dates, the difference between two specified financial indexes, applied over a reference principal amount.

Credit derivatives - They are financial instruments which aim is to transfer credit risk:

- **Credit default swap (CDS):** They are contracts whose amount depends on the credit risk of a financial asset (reference entity), allowing the buyer of the protection to transfer this risk to the seller of the protection. The seller, in exchange for a fee, assumes the obligation to make payments when a credit event occurs.

- **Total return swap (TRS):** They are contracts in which the parties exchange the full return of an asset or basket of assets for periodic cash flows.

Further information on parameters used to manage risks may be found in Note 27.

a) Derivatives by maturity date and counterparty

By reference amount	03/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	192,284	75,166	1,001,635	113,535	145,893	861	7,091	1,536,465
31 - 90	154,493	27,899	660,413	305,999	112,386	3,100	225	1,264,515
91 - 365	283,850	72,134	1,943,075	696,021	230,119	41,714	1,596	3,268,509
366 - 720	116,143	11,857	84,003	498,318	81,366	9,477	1,089	802,253
Over 720 days	112,195	6,783	22,745	1,026,289	23,467	54,739	7,526	1,253,744
Total	**858,965**	**193,839**	**3,711,871**	**2,640,162**	**593,231**	**109,891**	**17,527**	**8,125,486**
Counterparties								
Stock exchange	858,941	5,152	3,556,461	1,162,377	236,045	53,285	106	5,872,367
Over-the-counter market	24	188,687	155,410	1,477,785	357,186	56,606	17,421	2,253,119
Financial institutions	-	154,912	105,071	1,081,706	140,582	56,606	6,183	1,545,060
Companies	24	33,634	47,399	367,538	212,199	-	11,238	672,032
Individuals	-	141	2,940	28,541	4,405	-	-	36,027
Total	**858,965**	**193,839**	**3,711,871**	**2,640,162**	**593,231**	**109,891**	**17,527**	**8,125,486**

By fair value - assets	03/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	8,573	4,845	1,082	1,668	-	754	16,922
31 - 90	-	681	1,388	1,058	1,336	4	4	4,471
91 - 365	-	1,075	8,145	7,254	2,697	63	3	19,237
366 - 720	-	217	1,055	7,209	626	31	15	9,153
Over 720 days	-	44	1,092	26,375	456	343	374	28,684
Total	**-**	**10,590**	**16,525**	**42,978**	**6,783**	**441**	**1,150**	**78,467**
Counterparties								
Stock exchange	-	504	13,235	14,805	1,578	181	781	31,084
Over-the-counter market	-	10,086	3,290	28,173	5,205	260	369	47,383
Financial institutions	-	9,111	1,684	19,580	1,972	260	275	32,882
Companies	-	953	89	8,235	264	-	-	9,541
Individuals	-	22	1,517	358	2,969	-	94	4,960
Total	**-**	**10,590**	**16,525**	**42,978**	**6,783**	**441**	**1,150**	**78,467**

By fair value - liabilities	03/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Maturity ranges								
0 - 30	-	(9,149)	(1,024)	(1,353)	(1,583)	(70)	(118)	(13,297)
31 - 90	-	(444)	(1,390)	(1,360)	(1,200)	(2)	(4)	(4,400)
91 - 365	-	(1,160)	(9,161)	(7,957)	(2,646)	(15)	(4)	(20,943)
366 - 720	-	(166)	(808)	(7,847)	(967)	(8)	(61)	(9,857)
Over 720 days	-	(63)	(986)	(20,161)	(406)	(571)	(75)	(22,262)
Total	**-**	**(10,982)**	**(13,369)**	**(38,678)**	**(6,802)**	**(666)**	**(262)**	**(70,759)**
Counterparties								
Stock exchange	-	(4)	(10,278)	(15,049)	(1,758)	(288)	(79)	(27,456)
Over-the-counter market	-	(10,978)	(3,091)	(23,629)	(5,044)	(378)	(183)	(43,303)
Financial institutions	-	(9,543)	(1,963)	(17,229)	(1,180)	(378)	(39)	(30,332)
Companies	-	(1,300)	(37)	(5,080)	(62)	-	-	(6,479)
Individuals	-	(135)	(1,091)	(1,320)	(3,802)	-	(144)	(6,492)
Total	**-**	**(10,982)**	**(13,369)**	**(38,678)**	**(6,802)**	**(666)**	**(262)**	**(70,759)**

Own credit risk (DVA) was R$ 19 and is composed of derivatives.

The amount of the margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 13,060, composed basically of government securities.

b) Derivatives by index

	03/31/2025							
	Futures	Forward	Options	Swaps	NDF	Credit derivatives	Other	Total
Shares								
Reference amount	33,165	514	2,005,133	913	-	7,780	2,939	**2,050,444**
Fair value - asset	-	504	10,610	99	-	168	21	**11,402**
Fair value - liability	-	-	(8,827)	(508)	-	(110)	(20)	**(9,465)**
Commodities								
Reference amount	10,431	17	17,841	180	7,805	3	416	**36,693**
Fair value - asset	-	17	836	6	401	-	7	**1,267**
Fair value - liability	-	(15)	(697)	(28)	(176)	-	(7)	**(923)**
Interest								
Reference amount	748,027	7,927	1,472,860	2,610,592	-	102,055	7,230	**4,948,691**
Fair value - asset	-	7,931	2,013	40,542	-	273	371	**51,130**
Fair value - liability	-	(7,935)	(1,920)	(36,565)	-	(549)	(66)	**(47,035)**
Foreign currency								
Reference amount	67,342	185,381	216,037	28,477	585,426	53	6,942	**1,089,658**
Fair value - asset	-	2,138	3,066	2,331	6,382	-	751	**14,668**
Fair value - liability	-	(3,032)	(1,925)	(1,577)	(6,626)	(7)	(169)	**(13,336)**

c) Credit derivatives

	03/31/2025		
	Received risk	**Transferred risk**	**Net risk**
Credit derivatives			
CDS	(35,935)	28,169	(7,766)
TRS	(37,206)	5,800	(31,406)
Total	**(73,141)**	**33,969**	**(39,172)**

The effect of the risk received on the reference equity from Credit derivatives (Note 27c) was R$ 96.

During the periods, there were no credit events relating to the taxable events provided for in the agreements of Credit derivatives.

Note 7 - Hedge accounting

The accounting policy on Hedge accounting is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk limits structure applied to each risk factor, which aims at improving the monitoring and understanding of risks, in addition to avoiding their concentration.

In hedge accounting, the groups of risk factors comprise:

- Interest Rate: Risk of loss in transactions subject to interest rate variations.
- Currency: Risk of loss in transactions subject to foreign exchange variation.
- Credit: Risk of loss in transactions subject to counterparty's credit risk variations.

The structures designated for the risk factor groups are carried out considering the risks in their totality when there are compatible hedge instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are presented in Note 27.

To protect cash flows and fair value of instruments designated as hedged items, derivative financial instruments and financial assets are used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

For portfolio strategies, the coverage ratio is often re-established as both the protected item and instruments change over time, reflecting risk management guidelines approved by management.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty's credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Summaries by instrument and hedge item, nominal amount and maturity

	03/31/2025		
	Hedge instruments		Hedged item
	Notional amount	Fair value adjustment	Gross book value
Cash flow hedge	**246,976**	**(127)**	**251,743**
Hedge of deposits and repurchase agreements	104,144	-	106,113
Hedge of assets transactions	2,090	-	2,184
Hedge of asset-backed securities under repurchase agreements	55,878	-	58,507
Hedge of loan operations	10,241	80	10,276
Hedge of funding	26,053	(2)	26,082
Hedge of assets denominated in UF	47,244	(198)	47,224
Hedge of highly probable forecast transaction	1,326	(7)	1,357
Hedge of net investment in foreign operations	**26,633**	**(13)**	**26,451**
Hedge of net investment in foreign operations	26,633	(13)	26,451
Fair value hedge	**154,041**	**966**	**155,402**
Hedge of loan operations	34,628	48	34,628
Hedge of funding	21,511	(101)	21,511
Hedge of securities at fair value through other comprehensive income	21,440	36	20,334
Hedge of securities at amortized cost	76,371	983	78,836
Hedge of firm commitments	91	-	93
Total	**427,650**	**826**	**433,596**

	03/31/2025							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Cash flow hedge	**133,442**	**79,638**	**19,436**	**8,315**	**5,314**	**831**	**-**	**246,976**
Hedge of deposits and repurchase agreements	56,803	36,164	8,781	1,258	469	669	-	104,144
Hedge of assets transactions	-	-	1,320	770	-	-	-	2,090
Hedge of asset-backed securities under repurchase agreements	21,756	21,274	8,021	4,827	-	-	-	55,878
Hedge of loan operations	1,719	2,362	1,314	1,460	3,386	-	-	10,241
Hedge of funding	20,303	4,129	-	-	1,459	162	-	26,053
Hedge assets denominated in UF	31,535	15,709	-	-	-	-	-	47,244
Hedge of highly probable forecast transaction	1,326	-	-	-	-	-	-	1,326
Hedge of net investment in foreign operations	**26,633**	**-**	**-**	**-**	**-**	**-**	**-**	**26,633**
Hedge of net investment in foreign operations (1)	26,633	-	-	-	-	-	-	26,633
Fair value hedge	**41,993**	**30,567**	**22,980**	**10,195**	**13,417**	**26,462**	**8,427**	**154,041**
Hedge of loan operations	11,655	8,287	6,905	3,185	2,767	1,557	272	34,628
Hedge of funding	10,157	3,640	1,096	1,291	2,591	2,484	252	21,511
Hedge of securities at fair value through other comprehensive income	12,468	5,226	198	1,103	-	1,445	1,000	21,440
Hedge of securities at amortized cost	7,622	13,414	14,781	4,616	8,059	20,976	6,903	76,371
Hedge of firm commitments	91	-	-	-	-	-	-	91
Total	**202,068**	**110,205**	**42,416**	**18,510**	**18,731**	**27,293**	**8,427**	**427,650**

1) Classified as current, since instruments are renewed often.

b) Hedge of cash flow

Strategies are used to manage the variation:

- In the cash flow of interest payment by using futures contracts: Hedge of time deposits and repurchase agreements (DI); Hedge of asset transactions (DI); Hedge of asset repurchase agreements (Selic).

- In the cash flow of interest payment by using swap contracts: Hedge of loan operations (TPM*); Hedge of Funding (TPM*); Hedge of assets denominated in UF*.

- In the amount of the commitments assumed, caused by variation in the exchange rates: Hedging of expected highly probable transactions (foreign currency), not recognized in the Balance Sheet.

*UF – Chilean unit of account / TPM – Monetary policy rate

Strategies	Heading	03/31/2025					
		Hedged item				Hedge instrument	
		Book value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under repurchase agreements and Deposits	-	106,113	1,968	1,968	104,144	1,968
Hedge of assets transactions	Operations with credit granting characteristics	2,184	-	(94)	(94)	2,090	(94)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	58,507	-	(2,422)	(2,422)	55,878	(2,422)
Hedge of loan operations	Loan and lease operations	10,276	-	35	73	10,241	35
Hedge of funding	Deposits	-	24,880	(21)	(61)	24,859	(21)
Hedge of assets denominated in UF	Securities	47,224	-	(20)	(49)	47,244	(20)
Foreign exchange risk							
Hedge of highly probable forecast transaction		142	1,215	(47)	53	1,326	(47)
Hedge of funding	Deposits	-	1,202	(9)	(9)	1,194	(9)
Total		**118,333**	**133,410**	**(610)**	**(541)**	**246,976**	**(610)**

Hedges of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements are portfolio strategies.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 69.

Hedge instruments	03/31/2025						
	Notional amount	Book value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	162,112	-	-	(548)	(548)	-	(1)
Forward	38,775	-	163	(16)	(16)	-	(6)
Swaps	43,569	148	69	10	10	-	1
Foreign exchange risk							
Futures	1,028	-	-	(48)	(48)	-	(1)
Forward	1,492	1	44	(8)	(8)	-	-
Total	**246,976**	**149**	**276**	**(610)**	**(610)**	**-**	**(7)**

1) Values recorded in the heading Derivatives.

c) Hedge of net investment in foreign operations

Strategies aim to reduce exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

Strategies	03/31/2025					
	Hedged item				Hedge instrument	
	Book value [1]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	26,451	-	(13,685)	(13,685)	26,633	(13,755)
Total	**26,451**	**-**	**(13,685)**	**(13,685)**	**26,633**	**(13,755)**

1) Recorded in the heading Derivatives.

Hedge instruments	03/31/2025						
	Notional amount	Book value [1]		Variation in the amount used to calculate hedge ineffectiveness	Variation in the amount recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	11,893	-	-	(5,140)	(5,098)	(42)	-
Future / NDF	7,708	30	-	(6,875)	(6,782)	(93)	-
Future / Financial assets	7,032	-	43	(1,740)	(1,805)	65	-
Total	**26,633**	**30**	**43**	**(13,755)**	**(13,685)**	**(70)**	**-**

1) Recorded in the heading Derivatives.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

d) Hedge of fair value

Strategies are used to mitigate exposure to fair value variation in interest receipts and future exchange rate fluctuations, attributable to changes in interest rates and exchange rates related to recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate Swap contracts and currency futures to protect the variation in fair value on the receipt and payment of interest and the future exchange rate exposures.

Hedged items are fixed assets and liabilities denominated in Chilean unit of account, fixed rate, in reais and/or foreign currencies.

Strategies	03/31/2025						
	Hedge Item					Hedge Instruments	
	Book value		Fair Value		Variation in fair value recognized in income (1)	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	34,628	-	34,996	-	368	34,628	(366)
Hedge of funding	-	21,511	-	21,469	42	21,511	(42)
Hedge of securities at fair value through other comprehensive income	20,334	-	20,224	-	(110)	21,440	101
Hedge of securities at amortized cost	78,836	-	78,697	-	(139)	76,371	168
Foreign exchange risk							
Hedge of firm commitments	-	93	-	109	(16)	91	16
Total	**133,798**	**21,604**	**133,917**	**21,578**	**145**	**154,041**	**(123)**

1) Recorded in the heading Income from securities, derivatives and other.

Hedges of loan operations are portfolio strategies.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ 5,773, with effect on income of R$ 751.

Hedge instruments	03/31/2025				
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	116,584	1,627	369	(536)	26
Other derivatives	1,431	3	295	30	-
Futures	35,935	-	-	367	(4)
Foreign exchange risk					
Futures	91	-	-	16	-
Total	**154,041**	**1,630**	**664**	**(123)**	**22**

1) Recorded in the heading Derivatives.

Note 8 - Operations with credit granting characteristics

The accounting policy on operations with credit granting characteristics, which comprises credit operations, lease, other credits and securities, is presented in Note 2c IV.

a) Breakdown of the portfolio of operations with credit granting characteristics and lease

	03/31/2025
	Gross book value
Individuals	**448,046**
Credit card	138,913
Personal loan	66,586
Payroll loans	74,065
Vehicles	36,846
Mortgage loans	131,636
Companies	**534,232**
Large companies	321,820
Micro / small and medium companies	212,412
Foreign loans - Latin America	**209,881**
Total	**1,192,159**
Expected credit loss	(54,844)
Total	**1,137,315**
Current	**635,532**
Non-current	**501,783**

The provision for expected credit loss comprises expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,330).

ITAÚ UNIBANCO HOLDING	03/31/2025
	Gross book value
Individuals	**153,429**
Credit card	110,798
Personal loan	6,190
Vehicles	36,441
Companies	**23,495**
Corporate companies	**424**
Micro / small and medium companies	**23,071**
Total	**176,924**
Expected credit loss	(13,507)
Total	**163,417**
Current	**127,359**
Non-current	**36,058**

In ITAÚ UNIBANCO HOLDING, the provision for expected credit loss comprises expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (113).

b) Gross book value by stages

Stage 1	Balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	382,930	(7,662)	(977)	2,872	134	9,021	-	386,318
Companies	514,435	(2,794)	(302)	777	133	(8,452)	-	503,797
Foreign units Latin America	201,245	(2,403)	(260)	1,510	142	(9,978)	-	190,256
Total	**1,098,610**	**(12,859)**	**(1,539)**	**5,159**	**409**	**(9,409)**	**-**	**1,080,371**

Stage 2	Balance at 01/01/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	34,367	(2,872)	(3,141)	7,662	757	(1,075)	-	35,698
Companies	11,471	(777)	(1,558)	2,794	190	(38)	-	12,082
Foreign units Latin America	10,932	(1,510)	(1,005)	2,403	241	(656)	-	10,405
Total	**56,770**	**(5,159)**	**(5,704)**	**12,859**	**1,188**	**(1,769)**	**-**	**58,185**

Stage 3	Balance at 01/01/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	26,650	(134)	(757)	977	3,141	2,622	(6,469)	26,030
Companies	18,812	(133)	(190)	302	1,558	(406)	(1,590)	18,353
Foreign units Latin America	9,776	(142)	(241)	260	1,005	(454)	(984)	9,220
Total	**55,238**	**(409)**	**(1,188)**	**1,539**	**5,704**	**1,762**	**(9,043)**	**53,603**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Total of 3 Stages	Balance at 01/01/2025	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	443,947	10,568	(6,469)	448,046
Companies	544,718	(8,896)	(1,590)	534,232
Foreign units Latin America	221,953	(11,088)	(984)	209,881
Total	**1,210,618**	**(9,416)**	**(9,043)**	**1,192,159**

Of the total balance of the three stages, R$ 40,108 are from renegotiated operations, of which 59.0% refers to restructured operations.

ITAÚ UNIBANCO HOLDING - Stage 1	Balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	123,535	(2,916)	(212)	970	19	9,271	-	130,667
Companies	22,547	(283)	(43)	106	7	(277)	-	22,057
Total	**146,082**	**(3,199)**	**(255)**	**1,076**	**26**	**8,994**	**-**	**152,724**

ITAÚ UNIBANCO HOLDING - Stage 2	Balance at 01/01/2025	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	11,286	(970)	(1,017)	2,916	295	622	-	13,132
Companies	766	(106)	(104)	283	9	(70)	-	778
Total	**12,052**	**(1,076)**	**(1,121)**	**3,199**	**304**	**552**	**-**	**13,910**

ITAÚ UNIBANCO HOLDING - Stage 3	Balance at 01/01/2025	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	8,990	(19)	(295)	212	1,017	2,365	(2,640)	9,630
Companies	660	(7)	(9)	43	104	7	(138)	660
Total	**9,650**	**(26)**	**(304)**	**255**	**1,121**	**2,372**	**(2,778)**	**10,290**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

ITAÚ UNIBANCO HOLDING - Total of 3 Stages	Balance at 01/01/2025	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	143,811	12,258	(2,640)	153,429
Companies	23,973	(340)	(138)	23,495
Total	**167,784**	**11,918**	**(2,778)**	**176,924**

In ITAÚ UNIBANCO HOLDING, of the total balance of the three stages R$ 7,166 are from renegotiated operations, of which 64% refers to restructured operations.

c) Expected credit loss by stages

Stage 1	Balance at 01/01/2025	Transfer to stage 2	Transfer to stage 3 (1)	Cure from stage 2	Cure from stage 3	(Increase) / Reversal	Write-Off	Balance at 03/31/2025
Individuals	(6,321)	472	34	(545)	(50)	(99)	-	(6,509)
Companies	(2,064)	201	7	(184)	(11)	357	-	(1,694)
Foreign units Latin America	(1,910)	105	24	(232)	(51)	311	-	(1,753)
Total	**(10,295)**	**778**	**65**	**(961)**	**(112)**	**569**	**-**	**(9,956)**

Stage 2	Balance at 01/01/2025	Cure to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	(Increase) / Reversal	Write-Off	Balance at 03/31/2025
Individuals	(8,429)	545	1,469	(472)	(446)	(1,979)	-	(9,312)
Companies	(2,828)	184	570	(201)	(135)	(462)	-	(2,872)
Foreign units Latin America	(1,935)	232	238	(105)	(53)	(175)	-	(1,798)
Total	**(13,192)**	**961**	**2,277**	**(778)**	**(634)**	**(2,616)**	**-**	**(13,982)**

Stage 3	Balance at 01/01/2025	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	(Increase) / Reversal	Write-Off	Balance at 03/31/2025
Individuals	(15,931)	50	446	(34)	(1,469)	(5,507)	6,469	(15,976)
Companies	(11,360)	11	135	(7)	(570)	(1,102)	1,590	(11,303)
Foreign units Latin America	(3,746)	51	53	(24)	(238)	(707)	984	(3,627)
Total	**(31,037)**	**112**	**634**	**(65)**	**(2,277)**	**(7,316)**	**9,043**	**(30,906)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Total of 3 Stages	Balance at 01/01/2025	(Increase) / Reversal	Write-Off	Balance at 03/31/2025
Individuals	(30,681)	(7,585)	6,469	**(31,797)**
Companies	(16,252)	(1,207)	1,590	**(15,869)**
Foreign units Latin America	(7,591)	(571)	984	**(7,178)**
Total	**(54,524)**	**(9,363)**	**9,043**	**(54,844)**

The consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (1,330).

ITAÚ UNIBANCO HOLDING - Stage 1	Balance at 01/01/2025	Transfer to stage 2	Transfer to stage 3 (1)	Cure from stage 2	Cure from stage 3	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	(2,225)	160	8	(215)	(11)	(246)	-	(2,529)
Companies	(226)	11	2	(21)	(1)	9	-	(226)
Total	**(2,451)**	**171**	**10**	**(236)**	**(12)**	**(237)**	**-**	**(2,755)**

ITAÚ UNIBANCO HOLDING - Stage 2	Balance at 01/01/2025	Cure to stage 1	Transfer to stage 3	Cure from stage 1	Cure from stage 3	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	(3,139)	215	405	(160)	(152)	(1,115)	-	(3,946)
Companies	(185)	21	33	(11)	(6)	(47)	-	(195)
Total	**(3,324)**	**236**	**438**	**(171)**	**(158)**	**(1,162)**	**-**	**(4,141)**

ITAÚ UNIBANCO HOLDING - Stage 3	Balance at 01/01/2025	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	(5,514)	11	152	(8)	(405)	(3,090)	2,640	(6,214)
Companies	(389)	1	6	(2)	(33)	(118)	138	(397)
Total	**(5,903)**	**12**	**158**	**(10)**	**(438)**	**(3,208)**	**2,778**	**(6,611)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

ITAÚ UNIBANCO HOLDING - Total of 3 Stages	Balance at 01/01/2025	Acquisition / (Settlement)	Write-Off	Balance at 03/31/2025
Individuals	(10,878)	(4,451)	2,640	**(12,689)**
Companies	(800)	(156)	138	**(818)**
Total	**(11,678)**	**(4,607)**	**2,778**	**(13,507)**

In ITAÚ UNIBANCO HOLDING, the consolidated balance of the three stages comprise expected credit loss for operations of financial guarantees, credit commitments and credits to be released of R$ (113).

d) Restricted operations and transfer of financial assets

Restricted and with co-obligation	03/31/2025		01/01 to 03/31/2025
	Gross book value		Income
	Assets	liabilities	
Restricted operations on assets	9,190	9,193	(3)
Loan operations	9,190	-	(593)
Foreign borrowing through securities	-	9,193	590
Transfer of financial assets	269	269	-
Total	**9,459**	**9,462**	**(3)**

Without co-obligation	01/01 to 03/31/2025	
	Portfolio transferred	Income
Loan operations and other credits	2,788	9
Written off operations (WO)	201	7
Total	**2,989**	**16**

e) Rural credit requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED performs the service of Rural Credit Requirements by means of loan operations, issuances of securities and investments in financial instruments, and the total balance of funds of R$ 16,074 at 03/31/2025 and the requirements of investment of R$ 14,342, which represents 112%. Costs for compliance with the regulations were R$ 38 in the period.

f) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	03/31/2025		
	Payments receivable	Future financial income	Present value
Current	2,590	(609)	1,981
Non-current	**8,503**	**(2,450)**	**6,053**
From 1 to 2 years	1,835	(477)	1,358
From 2 to 3 years	1,396	(368)	1,028
From 3 to 4 years	977	(290)	687
From 4 to 5 years	924	(238)	686
Over 5 years	3,371	(1,077)	2,294
Total	**11,093**	**(3,059)**	**8,034**

Revenues from finance leases were R$ 208 in the period.

Note 9 - Other assets and liabilities

a) Other assets

	Note	03/31/2025
Financial		**54,888**
Trading and intermediation of securities		24,585
Deposits in guarantee - Contingent liabilities, provisions and legal obligations	11d	13,881
Operations without credit granting characteristics, net of provisions		8,066
Income receivable		3,750
Net amount receivables from reimbursement of provisions	11c	354
Receivables from insurance and reinsurance operations		2,746
Other financial assets		1,506
Non-financial		**18,850**
Sundry domestic		5,549
Sundry foreign		882
Prepaid expenses		6,087
Actuarial assets of post-employment benefit plans	22e	296
Other non-financial assets		5,076
Other		960
Total		**73,738**
Current		**60,989**
Non-current		**12,749**

b) Other liabilities

	Note	03/31/2025
Financial liabilities		**96,329**
Payment transactions		69,516
Trading and intermediation of securities		20,325
Lease liabilities		149
Transactions related to credit assignments	8d	269
Funds to be released		4,848
Other liabilities		1,222
Non-financial liabilities		**39,243**
Charging and collection of taxes and similar		11,133
Social and statutory		5,586
Sundry foreign		4,410
Sundry domestic		5,447
Personnel provision		2,911
Obligations on official agreements and rendering of payment services		1,669
Provisions for sundry payments		2,409
Liabilities of post-employment benefit plans	22e	2,255
Income receivable		2,217
Other non-financial liabilities		1,206
Total		**135,572**
Current		**132,281**
Non-current		**3,291**

In ITAÚ UNIBANCO HOLDING, Other Liabilities are mainly represented by Amounts to be Paid to Related Companies in the amount of R$ 29,805.

Note 10 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2c XI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are calculated according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) -** recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental coverage reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations in force.

- **Provision for redemptions and other amounts to be regularized (PVR) -** recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage.

- **Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) -** recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system.

II - Premium Bonds:

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs and covers the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

a) Technical provisions balances

	Insurance	Pension plan	Premium bonds	Total
	03/31/2025	03/31/2025	03/31/2025	03/31/2025
Unearned premiums (PPNG)	5,030	9	-	5,039
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	18	310,515	-	310,533
Redemptions and other unsettled amounts (PVR)	20	977	-	997
Financial surplus (PEF)	-	709	-	709
Unsettled claims (PSL)	474	14	-	488
Claims / events incurred but not reported (IBNR)	407	24	-	431
Related expenses (PDR/PDC)	33	56	-	89
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	4,285	4,285
Prize draws payable (PSP) and to be held (PSR)	-	-	10	10
Other provisions	140	-	-	140
Total technical provisions (a)	**6,122**	**312,304**	**4,295**	**322,721**
Current	**4,381**	**993**	**4,295**	**9,669**
Non-current	**1,741**	**311,311**	**-**	**313,052**

b) Assets guaranteeing technical provisions

	Insurance	Pension plan	Premium bonds	Total
	03/31/2025	03/31/2025	03/31/2025	03/31/2025
Interbank investments	**696**	**519**	**1,043**	**2,258**
Securities and derivative financial instruments	**3,296**	**312,974**	**3,569**	**319,839**
PGBL / VGBL fund quotas [(1)]	-	297,934	-	297,934
Other government securities and corporate securities	3,296	15,040	3,569	21,905
Receivables from insurance and reinsurance operations [(2)]	**2,847**	**483**	**-**	**3,330**
Credit rights	2,342	-	-	2,342
Other credits	505	483	-	988
Total Guarantee Assets (b)	**6,839**	**313,976**	**4,612**	**325,427**
Total Excess Coverage (b-a)	**717**	**1,672**	**317**	**2,706**

1) The PGBL and VGBL plans securities portfolios, the ownership and involved risks of which are the customer's responsibility, are recorded as Securities – FVPL, with a counterparty to liabilities in the heading Technical provision for pension plan (Note 10a).
2) Recorded under Other assets.

Note 11 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020, the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with co-obligation and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

	03/31/2025			
	Civil	Labor	Other Risks	Total
Opening balance - 01/01	**3,207**	**8,213**	**1,066**	**12,486**
(-) Provisions guaranteed by indemnity clause	(169)	(671)	-	(840)
Subtotal	**3,038**	**7,542**	**1,066**	**11,646**
Adjustment / Interest	45	139	-	184
Changes in the period reflected in income	**265**	**470**	**72**	**807**
Increase	366	573	72	1,011
Reversal	(101)	(103)	-	(204)
Payment / Transfer	(352)	(499)	(13)	(864)
Subtotal	**2,996**	**7,652**	**1,125**	**11,773**
(+) Provisions guaranteed by indemnity clause	173	681	-	854
Closing balance	**3,169**	**8,333**	**1,125**	**12,627**
Current	**1,536**	**3,407**	-	**4,943**
Non-current	**1,633**	**4,926**	**1,125**	**7,684**

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	03/31/2025		
	Legal Obligation - Note 20c	Tax and Social Security Obligations	Total
Opening balance - 01/01	**2,581**	**4,142**	**6,723**
(-) Provisions guaranteed by indemnity clause	-	(83)	(83)
Subtotal	**2,581**	**4,059**	**6,640**
Adjustment / Interest	33	71	104
Changes in the period reflected in income	**18**	**(12)**	**6**
Increase	18	7	25
Reversal	-	(19)	(19)
Payment	(22)	(14)	(36)
Subtotal	**2,610**	**4,104**	**6,714**
(+) Provisions guaranteed by indemnity clause	-	83	83
Closing balance	**2,610**	**4,187**	**6,797**
Current	-	-	-
Non-current	**2,610**	**4,187**	**6,797**

The main discussions related to tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 2,252: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,417.

- PIS and COFINS – Calculation Basis – R$ 749: the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services is defended. The balance of the deposits in guarantee is R$ 727.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,362, and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 1,108.

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 53,865, and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 11,599: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 8,720: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 6,059: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies is discussed.

- IRPJ and CSLL – Goodwill – Deduction – R$ 4,197: the deductibility of goodwill for future expected profitability on the acquisition of investments is discussed.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,960: the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations is discussed.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,372: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 6,049: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 3,028: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 354 (Note 9a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED basically consist of:

		03/31/2025			
	Note	**Civil**	**Labor**	**Tax**	**Total**
Deposits in guarantee	9a	1,964	2,216	9,701	13,881
Investment fund quotas		465	71	-	536
Surety		75	61	5,373	5,509
Insurance bond		2,064	1,858	19,095	23,017
Guarantee by government securities		-	-	372	372
Total		**4,568**	**4,206**	**34,541**	**43,315**

Note 12 - Investments

ITAÚ UNIBANCO HOLDING		Changes from 01/01 to 03/31/2025									
Companies	Balance at 01/01/2025	Amortization of goodwill	Dividends paid / accrued [2]	Equity in earnings of subsidiaries				Changes in exchange rates and Investment Hedge - Functional currency other than Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [3]	Balance at 03/31/2025
				Net Income / (Loss)	Adjustments to investor criteria [1]	Unrealized results and other	Total				
Subsidiaries											
In Brazil	**191,211**	**-**	**(13,835)**	**9,913**	**28**	**(252)**	**9,689**	**(2,309)**	**1,294**	**(2,793)**	**183,257**
Itaú Unibanco S.A.	166,330	-	(11,478)	8,868	25	(253)	8,640	(2,310)	1,254	-	162,436
Redecard Instituição de Pagamento S.A.	8,724	-	(701)	171	-	-	171	-	-	-	8,194
Banco Itaucard S.A.	51	-	-	1	-	-	1	-	-	-	52
Itaú Corretora de Valores S.A.	3,295	-	-	40	-	-	40	-	1	-	3,336
Itauseg Participações S.A.	2,545	-	(159)	228	-	-	228	1	29	-	2,644
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,213	-	(21)	26	-	-	26	-	-	-	1,218
Other interests	9,053	-	(1,476)	579	3	1	583	-	10	(2,793)	5,377
Foreign	**12,071**	**(11)**	**-**	**467**	**-**	**24**	**491**	**(474)**	**(7)**	**57**	**12,127**
Banco Itaú Chile	5,715	(11)	-	121	-	-	121	(217)	2	-	5,610
Banco Itaú Uruguay S.A.	5,059	-	-	289	-	-	289	(197)	(9)	-	5,142
Other interests	1,297	-	-	57	-	24	81	(60)	-	57	1,375
Total	**203,282**	**(11)**	**(13,835)**	**10,380**	**28**	**(228)**	**10,180**	**(2,783)**	**1,287**	**(2,736)**	**195,384**

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as Income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net Income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 03/31/2025	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	70,450	162,439	8,868	3,514,908,377	3,404,188,272	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	23,923	36,915	881	348,555,621	-	-	19.37%	19.37%
Banco Itaucard S.A.	50	52	1	2,531,224,947	13,593,462	-	100.00%	100.00%
Itaú Corretora de Valores S.A.	1,600	3,336	40	32,882,585	970,956	-	100.00%	100.00%
Itauseg Participações S.A.	6,961	10,006	863	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	639	1,218	26	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	17,641	21,191	460	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	559	5,138	289	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 93 and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income.

In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (3,318).

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	03/31/2025			01/01 to 03/31/2025	
	Total assets	Contingent liabilities	Other liabilities	Other comprehensive income	Total comprehensive income
In Brazil					
Itaú Unibanco S.A.	2,066,890	14,290	52,696	(2,370)	6,306
Redecard Instituição de Pagamento S.A.	125,747	98	71,213	(402)	479
Banco Itaucard S.A.	53	-	1	-	1
Itaú Corretora de Valores S.A.	7,352	18	3,675	-	40
Itauseg Participações S.A.	10,277	1	-	1,247	2,123
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,377	74	9	1	26
Foreign					
Banco Itaú Chile	193,674	57	7,245	1,772	2,232
Banco Itaú Uruguay S.A.	49,781	-	704	480	769

Note 13 - Lease Operations - Lessee

The accounting policy on Lease operations (lessee) is presented in Note 2c VII.

The total cash outflow with lease amounted to R$ 6 and lease agreements in the amount of R$ 109 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	03/31/2025
Up to 3 months	8
3 months to 1 year	22
From 1 to 5 years	107
Over 5 years	97
Total financial liability	**234**

Lease amounts recognized in the Consolidated Statement of Income:

	01/01 to 03/31/2025
Sublease revenues	8
Depreciation expenses	(6)
Interest expenses	(12)
Lease expenses for low value assets	(24)
Variable expenses not included in lease liabilities	(11)
Total	**(45)**

There was no impairment adjustment in the period.

Note 14 - Fixed assets

The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2c VIII, 2c X.

Fixed assets	03/31/2025				
	Annual depreciation rates	Cost	Depreciation	Impairment	Residual
Real estate		**9,745**	**(3,913)**	**(260)**	**5,572**
Land		1,936	-	-	1,936
Buildings and improvements	4% to 10%	7,809	(3,913)	(260)	3,636
Other fixed assets		**15,915**	**(12,154)**	**(68)**	**3,693**
Installations and furniture	10% to 20%	3,532	(2,698)	(17)	817
Data processing systems	20% to 50%	9,358	(8,075)	(51)	1,232
Works of art		151	-	-	151
Right of use		153	(13)	-	140
Other (1)	10% to 20%	2,721	(1,368)	-	1,353
Total		**25,660**	**(16,067)**	**(328)**	**9,265**

1) Other refers to negotiations of fixed assets in progress and other communication, security and transportation equipment.

Contractual commitments for purchase of fixed assets total R$ 1, realizable until 2028.

Note 15 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2c IX, 2c X.

	Goodwill and intangible from incorporation	Intangible assets					Total
		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Right of use	Other intangible assets [(1)]	
Annual amortization rates	Up to 20%	8%	20%	20%		10% to 20%	
Cost							
Balance at 01/01/2025	**13,111**	**2,366**	**5,892**	**23,568**	**-**	**7,978**	**52,915**
Acquisitions	-	-	397	1,047	-	116	**1,560**
Termination / write-offs	-	-	(1)	(59)	-	(59)	**(119)**
Exchange variation	(324)	(43)	(97)	(50)	-	(38)	**(552)**
Other	-	(4)	2	(2)	-	-	**(4)**
Balance at 03/31/2025	**12,787**	**2,319**	**6,193**	**24,504**	**-**	**7,997**	**53,800**
Amortization							
Balance at 01/01/2025	**(10,221)**	**(1,378)**	**(4,318)**	**(11,557)**	**-**	**(4,569)**	**(32,043)**
Amortization expenses	(193)	(20)	(124)	(815)	-	(306)	**(1,458)**
Termination / write-offs	-	-	-	-	-	59	**59**
Exchange variation	249	21	59	30	-	37	**396**
Other	-	4	-	-	-	-	**4**
Balance at 03/31/2025	**(10,165)**	**(1,373)**	**(4,383)**	**(12,342)**	**-**	**(4,779)**	**(33,042)**
Impairment							
Balance at 01/01/2025	**(1,357)**	**(729)**	**(174)**	**(1,326)**	**-**	**(100)**	**(3,686)**
Exchange variation	51	21	-	-	-	-	**72**
Balance at 03/31/2025	**(1,306)**	**(708)**	**(174)**	**(1,326)**	**-**	**(100)**	**(3,614)**
Book value							
Balance at 03/31/2025	**1,316**	**238**	**1,636**	**10,836**	**-**	**3,118**	**17,144**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirements and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (318), is disclosed under the heading expenses related to financial operations.

Goodwill and Intangible assets from incorporation are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 584.

Note 16 - Funding and borrowing and onlending

The accounting policy on Securities sold under agreements to resell, funds from acceptance and issuance of securities, borrowing and onlending, and subordinated debt is presented in Note 2c IV.

a) Summary

	Note	03/31/2025
		Amortized Cost
Deposits	16b	1,019,413
Securities sold under repurchase agreements	16c	408,401
Debt Instruments	16d	388,199
Borrowing and onlending	16e	123,098
Total		**1,939,111**
Current		**1,028,151**
Non-current		**910,960**

b) Deposits

	03/31/2025
	Amortized Cost
Interest-bearing deposits	**897,413**
Savings deposits	174,641
Interbank deposits	6,017
Time deposits	716,755
Non-interest bearing deposits	**122,000**
Demand deposits	117,135
Other deposits	4,865
Total	**1,019,413**
Current	**494,831**
Non-current	**524,582**

In ITAÚ UNIBANCO HOLDING, Deposits are mainly represented by Interbank deposits in the amount of R$ 94,241.

c) Securities sold under repurchase agreements

	03/31/2025
	Amortized Cost
Own portfolio	**207,147**
Government securities	173,703
Corporate securities	31,188
Own issue	2
Securities abroad	2,254
Third-party portfolio	**99,218**
Free portfolio	**102,036**
Total	**408,401**
Current	**348,963**
Non-current	**59,438**

d) Debt instruments

I - Debt instruments

	03/31/2025
	Amortized Cost
Emissions funds	**239,518**
Financial bills	66,813
Real estate credit bills	57,132
Rural credit bills	52,173
Guaranteed real estate bills	63,400
Foreign loans through securities	**78,298**
Brazil risk note programme	13,006
Structure note issued	11,115
Bonds	42,332
Fixed rate notes	9,473
Eurobonds	128
Other	2,244
Structured operations certificates	**21,351**
Debt instruments with subordination clauses	**49,032**
Financial bills	30,605
Euronotes	11,264
Bonus	7,163
Total	**388,199**
Current	**84,960**
Non-current	**303,239**

II - Guaranteed real estate notes

Guaranteed real estate bills (LIGs) are registered, transferable and free trade credit securities, which are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Termo de emissão registrado", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

II.I – Breakdown of asset portfolio

The asset portfolio linked to LIGs corresponds to 2.61% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

	03/31/2025
Real estate loans	69,645
Government securities - Brazil	4,044
Total asset portfolio	**73,689**
Total adjusted asset portfolio	**73,689**
Liabilities for issue of LIGs	**63,400**
Remuneration of the fiduciary agent	**3**

II.II - Requirements of asset portfolio

	03/31/2025	
Breakdown		**94.5%**
Sufficiency		
Notional amount		116.2%
Present value under stress		100.0%
Weighted average term		
Of the asset portfolio	139.0	months
Of outstanding LIGs	32.6	months
Liquidity		
Net assets		9,856

III - Debt instruments with subordination clauses

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	03/31/2025
Subordinated financial bills - BRL					
	2,146	2019	Perpetual	114% of SELIC	1,338
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	950
	450	2020	2029	CDI + 1.85%	740
	106	2020	2030	IPCA + 4.64%	172
	1,556	2020	2030	CDI + 2%	2,572
	5,488	2021	2031	CDI + 2%	8,737
	1,005	2022	Perpetual	CDI + 2.4%	1,064
	1,161	2023	2034	102% of CDI	1,170
	108	2023	2034	CDI + 0.2%	110
	122	2023	2034	10.63%	123
	700	2023	Perpetual	CDI + 1.9%	737
	107	2023	2034	IPCA + 5.48%	115
	530	2024	2034	100% of CDI	527
	3,100	2024	2034	CDI + 0.65%	3,327
	1,000	2024	Perpetual	CDI + 0.9%	1,066
	2,830	2024	Perpetual	CDI + 1.1%	2,927
	470	2024	2039	102% of CDI	468
	4,415	2025	Perpetual	CDI + 1.35%	4,462
				Total	**30,605**
Subordinated euronotes - USD					
	750	2018	Perpetual	7.86%	4,317
	700	2020	Perpetual	7.56%	4,037
	501	2021	2031	3.88%	2,910
				Total	**11,264**
Subordinated bonds - CLP					
	180,351	2008	2033	3.50% to 4.92%	1,519
	97,962	2009	2035	4.75%	1,201
	1,060,250	2010	2032	4.35%	120
	1,060,250	2010	2035	3.90% to 3.96%	276
	1,060,250	2010	2036	4.48%	1,315
	1,060,250	2010	2038	3.93%	958
	1,060,250	2010	2040	4.15% to 4.29%	738
	1,060,250	2010	2042	4.45%	360
	57,168	2014	2034	3.80%	471
				Total	**6,958**
Subordinated bonds - COP					
	146,000	2013	2028	IPC + 2%	202
				Total	**202**
Subordinated bonds - USD					
	172	2025	2025	8.90%	3
	878	2024	2024	7.18%	-
				Total	**3**
Total					**49,032**

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated financial bills in the amount of R$ 30,605 and Subordinated euronotes in the amount of R$ 11,272.

e) Borrowing and onlending

	03/31/2025
	Amortized cost
Borrowing	**105,262**
In Brazil	2,562
Foreign [1]	102,700
Onlending - in Brazil – Official institutions	**17,836**
BNDES	7,795
FINAME	9,396
Other	645
Total	**123,098**
Current	**99,924**
Non-current	**23,174**

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

Note 17 - Fair value

The accounting policy on Fair value of financial instruments is presented in Note 2c IV.

a) Financial assets and liabilities measured at fair value

The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

I - Fair value of financial assets and liabilities

	03/31/2025			
	Level 1	Level 2	Level 3	Fair value
Financial assets	**421,192**	**328,666**	**422**	**750,280**
Financial assets at fair value through other comprehensive income	**136,826**	**3,506**	**233**	**140,565**
Government securities	**133,795**	**-**	**-**	**133,795**
Brazil	95,693	-	-	95,693
Latin America	24,646	-	-	24,646
Abroad	13,456	-	-	13,456
Corporate securities	**2,379**	**3,506**	**233**	**6,118**
Bank deposit certificate	-	101	-	101
Debentures	566	1,304	227	2,097
Eurobonds and other	1,793	1,530	-	3,323
Financial bills	-	-	6	6
Promissory notes	-	41	-	41
Other	20	530	-	550
Shares	**652**	**-**	**-**	**652**
Financial assets at fair value through profit or loss	**284,366**	**325,160**	**189**	**609,715**
Government securities	**275,287**	**2,545**	**-**	**277,832**
Brazil	261,350	2,545	-	263,895
Latin America	11,222	-	-	11,222
Abroad	2,715	-	-	2,715
Corporate securities	**4,159**	**4,769**	**77**	**9,005**
Rural product note	-	38	-	38
Real estate receivable certificate	135	759	15	909
Debentures	2,079	2,374	55	4,508
Eurobonds and other	1,686	20	7	1,713
Financial bills	-	351	-	351
Promissory notes	-	28	-	28
Other	259	1,199	-	1,458
Shares	**4,152**	**15,958**	**112**	**20,222**
Investment funds	**768**	**3,954**	**-**	**4,722**
Specially organized investment funds (PGBL/ VGBL)	**-**	**297,934**	**-**	**297,934**
Derivative - assets	**862**	**77,392**	**213**	**78,467**
Options	-	16,427	98	16,525
Forward	857	9,716	17	10,590
Swaps	-	42,881	97	42,978
NDF - Non Deliverable Forward	-	6,783	-	6,783
Credit derivatives	-	440	1	441
Other	5	1,145	-	1,150
Other Financial Assets	**-**	**3,213**	**-**	**3,213**
Non-financial assets	**2,079**	**-**	**-**	**2,079**
Other Financial Liabilities	**-**	**(2,318)**	**-**	**(2,318)**
Derivative - liabilities	**(1,350)**	**(69,285)**	**(124)**	**(70,759)**
Options	-	(13,357)	(12)	(13,369)
Forward	(1,292)	(9,675)	(15)	(10,982)
Swaps	-	(38,581)	(97)	(38,678)
NDF - Non Deliverable Forward	-	(6,802)	-	(6,802)
Credit derivatives	-	(666)	-	(666)
Other	(58)	(204)	-	(262)

II - Result of fair value adjustment of assets and liabilities

	01/01 to 03/31/2025			
	Level 1	Level 2	Level 3	Adjustment to fair value
Financial assets	**4,396**	**122**	**(216)**	**4,302**
Financial assets at fair value through other comprehensive income	**576**	**35**	**(6)**	**605**
Government securities	**358**	-	-	**358**
Brazil	279	-	-	279
Latin America	38	-	-	38
Abroad	41	-	-	41
Corporate securities	**218**	**35**	**(6)**	**247**
Shares	160	(7)	-	153
Debentures	27	18	(6)	39
Eurobonds and other	31	24	-	55
Financial assets at fair value through profit or loss	**3,820**	**87**	**(210)**	**3,697**
Government securities	**3,226**	**9**	-	**3,235**
Brazil	3,154	9	-	3,163
Latin America	51	-	-	51
Abroad	21	-	-	21
Corporate securities	**314**	**84**	**(95)**	**303**
Shares	195	(17)	(102)	76
Rural product note	-	2	-	2
Real estate receivables certificates	(4)	14	2	12
Debentures	84	79	5	168
Eurobonds and other	39	-	-	39
Financial bills	-	(2)	-	(2)
Other	-	8	-	8
Investment funds	**8**	**322**	-	**330**
Derivative - assets	**324**	**(8,702)**	**(127)**	**(8,505)**
Options	-	(1,818)	52	(1,766)
Forward	324	554	-	878
Swaps	-	(7,248)	(179)	(7,427)
NDF - Non deliverable forward	-	(105)	-	(105)
Credit derivatives	-	82	-	82
Other	-	**(167)**	-	(167)
Derivative - liabilities	**(52)**	**8,366**	**12**	**8,326**
Options	-	690	24	714
Forward	(58)	688	(7)	623
Swaps	-	6,884	(5)	6,879
NDF - Non deliverable forward	-	(157)	-	(157)
Credit derivatives	-	329	-	329
Other	6	(68)	-	(62)

In the periods, there were no material transfers between Level 1 and Level 2. Transfers into and out of Level 3 are shown in Level 3 changes.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate database.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swaps and options.

	Fair value at 01/01/2025	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 03/31/2025	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Financial assets	**378**	**18**	-	**26**	-	-	**422**	**(93)**
Financial assets at fair value through other comprehensive in	**218**	**6**	-	**9**	-	-	**233**	**(2)**
Corporate securities	**218**	**6**	-	**9**	-	-	**233**	**(2)**
Debentures	218	6	-	3	-	-	227	(2)
Financial bills	-	-	-	6	-	-	6	-
Financial assets at fair value through profit or loss	**160**	**12**	-	**17**	-	-	**189**	**(91)**
Corporate securities	**160**	**12**	-	**17**	-	-	**189**	**(91)**
Shares	105	1	-	6	-	-	112	(102)
Real estate receivable certificates	5	9	-	1	-	-	15	2
Debentures	50	2	-	3	-	-	55	9
Eurobonds and other	-	-	-	7	-	-	7	-
Derivative - assets	**367**	**29**	-	**46**	**(25)**	**(204)**	213	**136**
Forward	17	(1)	-	1	-	-	17	-
Options	26	43	-	42	(13)	-	98	45
Swaps	322	(13)	-	3	(11)	(204)	97	91
Credit derivatives	2	-	-	-	(1)	-	1	-
Derivative - liabilities	**(175)**	**71**	-	**(55)**	**20**	**15**	**(124)**	**25**
Forward	**(15)**	-	-	**(15)**	**15**	-	**(15)**	-
Options	**(8)**	**26**	-	**(34)**	**4**	-	**(12)**	**24**
Swaps	**(152)**	**45**	-	**(6)**	**1**	**15**	**(97)**	**1**

Sensitivity analysis of level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Shocks of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, index and shares: Shocks of 5 and 10 percentage points (scenarios I and II respectively) applied to asset prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Shocks of 5 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Shocks of 10 percentage points applied on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 operations		03/31/2025	
		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity
Interest rate	I	(2.2)	(0.1)
	II	(56.4)	(3.6)
	III	(112.8)	(7.2)
Commodities, indexes and shares	I	(6.2)	-
	II	(12.4)	-
Nonlinear	I	(22.4)	-
	II	(44.3)	-

b) Financial assets and liabilities not measured at fair value

	03/31/2025	
	Book value	Fair value
Financial assets at amortized cost	**1,851,503**	**1,849,004**
Cash	38,893	38,893
Interbank Investments (1)	240,627	240,627
Securities (1)	133,532	130,818
Interbank and interbranch accounts	248,131	248,131
Operations with credit granting characteristics (1)	1,138,645	1,138,860
Other financial assets	51,675	51,675
Financial liabilities at amortized cost	**2,145,733**	**2,147,928**
Deposits	1,019,413	1,019,434
Securities sold under repurchase agreements	408,401	408,401
Debt instruments	388,199	390,667
Borrowing and onlending	123,098	122,804
Other financial liabilities	94,011	94,011
Interbank and interbranch accounts	112,611	112,611

1) Amounts presented net of the provision for expected loss.

The methods used to estimate the fair value of financial instruments not measured at fair value are:

- **Interbank investments -** The book value of Securities purchased under agreements to resell is close to their fair value and the fair value of Interbank Deposits is calculated by discounting estimated cash flows at market interest rates.

- **Securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Operations with credit granting characteristics -** Fair value of loan operations is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the book value is considered to be close to their fair value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease operations is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and specific knowledge of the debtor. For the securities with credit granting characteristics, under normal conditions, quoted market prices are used, and for those that do not have liquidity or quotation, they are priced by conventional or internal models.

- **Deposits, debit instruments and borrowing and onlending -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities sold under repurchase agreements -** The book value for these instruments is close to their fair values.

- **Other financial assets / liabilities** - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The book value for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits demanded judicially (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material market, credit or liquidity risks.

Note 18 - Stockholders' equity

a) Capital

In a meeting held on February 5, 2025, the Board of Directors approved the increase in the subscribed and paid up capital in the amount of R$ 33,334, through capitalization of amounts recorded in Profit Reserves - Statutory Reserve, with a 10% bonus in shares. The bonus shares were issued and started to be traded as from March 20, 2025. Consequently, capital was increased by 980,413,535 shares.

Capital is represented by 10,784,548,883 book-entry shares with no par value, of which 5,454,119,395 are common shares and 5,330,429,488 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		03/31/2025			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	**01/01/2025**	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	**01/01/2025**	39,810,019	3,520,352,243	3,560,162,262	32,946
Shares of capital stock	**01/01/2025**	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Bonus shares – Outstanding as from 03/20/2025		495,829,036	484,584,499	980,413,535	
Shares of capital stock	**03/31/2025**	**5,454,119,395**	**5,330,429,488**	**10,784,548,883**	**124,063**
Residents in Brazil	03/31/2025	5,412,208,248	1,363,418,937	6,775,627,185	77,945
Residents abroad	03/31/2025	41,911,147	3,967,010,551	4,008,921,698	46,118
Treasury shares [1]	**01/01/2025**	-	**28,030,833**	**28,030,833**	**(909)**
Acquisition of treasury shares		-	2,500,000	2,500,000	(83)
Result of delivery of treasure shares		-	(29,663,650)	(29,663,650)	962
Bonus shares – Treasury as from 03/20/2025		-	86,718	86,718	
Treasury shares [1]	**03/31/2025**	-	**953,901**	**953,901**	**(30)**
Number of total shares at the end of the period [2]	**03/31/2025**	**5,454,119,395**	**5,329,475,587**	**10,783,594,982**	

1) Own shares purchased based on authorization of the Board of Directors to be held in Treasury for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 03/31/2025:

	03/31/2025	
Cost / Market value	**Common**	**Preferred**
Minimum	-	32.81
Weighted average	-	33.08
Maximum	-	33.29
Treasury shares		
Average cost	-	31.17
Market value on the last day of the base date	27.74	31.41

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	03/31/2025
Statutory individual net income	10,876
Adjustments:	
(-) Legal reserve - 5%	(544)
Dividend calculation basis	**10,332**
Minimum mandatory dividend - 25%	2,583
Dividends and Interest on Capital Paid / Accrued / Identified	**2,583**

II - Stockholders' yields

	Value per share (R$)	Value	WHT (With holding tax)	Net
Paid / Prepaid		**345**	**(52)**	**293**
Interest on capital - 2 monthly installment paid from February to March 2025	0.0150	345	(52)	293
Accrued (Recorded in Other liabilities – Social and statutory)		**2,694**	**(404)**	**2,290**
Interest on capital - 1 monthly installment paid on 04/01/2025	0.0150	173	(26)	147
Interest on capital	0.1987	2,521	(378)	2,143
Total - 01/01 to 03/31/2025		**3,039**	**(456)**	**2,583**

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	03/31/2025
Capital reserves	**2,038**
Premium on subscription of shares	284
Share-based payment	1,753
Reserves from tax incentives, restatement of equity securities and other	1
Profit reserves (1)	**69,548**
Legal (2)	18,690
Statutory (3)	50,858

1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2c I)

	Net income	Stockholders' equity
	01/01 to 03/31/2025	03/31/2025
ITAÚ UNIBANCO HOLDING	**10,876**	**193,682**
Amortization of goodwill	(1)	3
Hedge in foreign operations	49	(1,290)
Other	(30)	1,505
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**10,894**	**193,900**

e) Non-controlling interests

	Stockholders' equity	Income
	03/31/2025	01/01 to 03/31/2025
Banco Itaú Chile	6,901	(150)
Itaú Colombia S.A.	20	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	633	(52)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	835	(31)
Other	334	(19)
Total	**8,723**	**(252)**

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 03/31/2025
Partner plan	(98)
Share-based plan	(143)
Total	**(241)**

I - Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the program internal regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the compensation grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner program

	01/01 to 03/31/2025
	Quantity
Opening balance	**81,734,142**
New	32,469,946
Delivered	(14,108,697)
Cancelled	(124,352)
Closing balance	**99,971,039**
Weighted average of remaining contractual life (years)	**2.94**
Market value weighted average (R$)	**21.87**

II - Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date, less expected dividends.

Change in share-based variable compensation

	01/01 to 03/31/2025
	Quantity
Opening balance	**46,421,099**
New	22,705,160
Delivered	(22,835,035)
Cancelled	(123,125)
Closing balance	**46,168,099**
Weighted average of remaining contractual life (years)	**1.59**
Market value weighted average (R$)	**25.69**

Note 19 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

- Other related parties:

  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

• Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties

ITAÚ UNIBANCO HOLDING CONSOLIDATED	03/31/2025			
	Parent companies	Associates and joint ventures	Other related parties	Total
Assets				
Interbank investments	-	1,146	-	1,146
Loan operations	-	146	389	535
Securities and derivative (assets and liabilities)	543	407	2,200	3,150
Other assets	-	430	21	451
Total assets	**543**	**2,129**	**2,610**	**5,282**
Liabilities				
Deposits	-	(117)	(912)	(1,029)
Securities sold under repurchase agreements	-	(220)	(134)	(354)
Debt instruments	-	(71)	(214)	(285)
Other liabilities	(1)	(145)	(2,091)	(2,237)
Total liabilities	**(1)**	**(553)**	**(3,351)**	**(3,905)**
	01/01 to 03/31/2025			
Statement of Income				
Income related to financial operations	18	26	38	82
Expenses related to financial operations	-	(14)	(172)	(186)
Other operating revenues / (expenses)	1	(57)	(135)	(191)
Income	**19**	**(45)**	**(269)**	**(295)**

ITAÚ UNIBANCO HOLDING	03/31/2025				
	Parent companies	Subsidiaries [1]	Associates and joint ventures	Other related parties	Total
Assets					
Interbank investments	-	28,371	-	-	28,371
Loan operations	-	15	-	240	255
Securities and derivative (assets and liabilities)	-	24,279	-	12	24,291
Other assets	-	131	-	-	131
Total assets	-	**52,796**	-	**252**	**53,048**
Liabilities					
Deposits	-	(94,241)	-	-	(94,241)
Securities sold under repurchase agreements	-	(6,129)	-	-	(6,129)
Debt instruments	-	(474)	-	-	(474)
Interbank and interbranch accounts (assets and liabilities)	-	(784)	-	-	(784)
Other liabilities	-	(29,922)	-	(83)	(30,005)
Total liabilities	-	**(131,550)**	-	**(83)**	**(131,633)**
	01/01 to 03/31/2025				
Statement of Income					
Income related to financial operations	-	2,205	-	-	2,205
Expenses related to financial operations	-	(2,917)	-	-	(2,917)
Other operating revenues / (expenses)	-	(964)	-	(3)	(967)
Income	-	**(1,676)**	-	**(3)**	**(1,679)**

1) Companies related in Note 2c I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 201, Liabilities of R$ (8,435) and Result of R$ (62).

b) Compensation and benefits of key management personnel

Compensation and benefits attributed to Management members, members of the Audit committee and the Board of directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 03/31/2025
Fees	(218)
Profit sharing	(163)
Post-employment benefits	(5)
Share-based payment plan	(69)
Total	**(455)**

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits are detailed in Notes 26, 18f and 22, respectively.

Note 20 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS (2)	0.65%
Additional income tax	10.00%	COFINS (2)	4.00%
Social contribution on net income (1)	20.00%	ISS up to	5.00%

1) For insurance, capitalization and other financial subsidiaries, the Social contribution on net income is 15% and for the non-financial ones it is 9%.

2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of income tax and social contribution calculation on net income

Due on operations for the period	**01/01 to 03/31/2025**
Income before income tax and social contribution	**14,477**
Charges (income tax and social contribution) at the rates in effect	(6,515)
Increase / decrease in income tax and social contribution charges arising from:	
Equity income in associates and joint ventures	373
Interest on capital	1,693
Other non-deductible expenses net of non taxable income (1)	1,727
Income tax and social contribution expenses	**(2,722)**
Related to temporary differences	
Increase / (reversal) for the period	(446)
(Expenses) / Income related to deferred taxes	**(446)**
Total income tax and social contribution expenses	**(3,168)**

1) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 03/31/2025
PIS and COFINS	(2,233)
ISS	(414)
Other	(231)
Total	**(2,878)**

Tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (527) and are mainly composed of PIS, COFINS and ISS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 28b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according to regulations established by Law No. 14.031, of July 28, 2020.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Deferred Tax Assets			
	01/01/2025	Realization / reversal	Increase	03/31/2025
Reflected in income	**65,388**	**(8,216)**	**8,507**	**65,679**
Provision for expected credit loss	45,144	(1,155)	1,429	45,418
Related to tax losses and social contribution loss carryforwards	2,029	(48)	464	2,445
Provision for profit sharing	3,258	(3,258)	1,362	1,362
Adjustments to fair value of financial instruments at fair value through profit or loss and derivatives	337	(337)	397	397
Adjustments of operations carried out on the futures settlement market	883	(883)	843	843
Goodwill on purchase of investments	74	-	-	74
Provisions	6,277	(384)	444	6,337
Civil lawsuits	1,239	(163)	145	1,221
Labor claims	3,174	(206)	264	3,232
Tax and social security obligations	1,864	(15)	35	1,884
Legal obligations	375	(3)	8	380
Provision related to health insurance operations	390	(12)	4	382
Other non-deductible provisions	6,621	(2,136)	3,556	8,041
Reflected in stockholders' equity	**3,347**	**(378)**	**57**	**3,026**
Adjustments to fair value of financial instruments at fair value through other comprehensive income	2,003	(204)	55	1,854
Cash flow hedge	434	(174)	-	260
Post-employment benefits	910	-	2	912
Total [(1)]	**68,735**	**(8,594)**	**8,564**	**68,705**

1) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 17,478 and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,208, Provision for credit losses of R$ 14,210, Administrative provisions of R$ 123, Provisions for legal, tax and social security obligations of R$ 537, the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of securities at fair value through other comprehensive income of R$ 3, and Provision for reward program of R$ 356.

II - The deferred tax liabilities balance and its changes are represented by:

	01/01/2025	Realization / reversal	Increase	03/31/2025
Reflected in income	**5,427**	**(2,046)**	**2,123**	**5,504**
Supervenience of depreciation of finance lease	107	(2)	-	105
Adjustment of deposits in guarantee and provisions	1,763	(63)	101	1,801
Post-employment benefits	260	(6)	53	307
Adjustments to fair value of financial instruments at fair value through profit or loss	1,697	(1,697)	1,957	1,957
Other	1,600	(278)	12	1,334
Reflected in stockholders' equity	**3,306**	**(2,425)**	**396**	**1,277**
Adjustments to fair value of financial instruments at fair value through other comprehensive income	3,302	(2,425)	396	1,273
Post-employment benefits	4	-	-	4
Total	**8,733**	**(4,471)**	**2,519**	**6,781**

In ITAÚ UNIBANCO HOLDING, Deferred tax liabilities totaled R$ 697 and are mainly represented by Update of deposits in guarantee and provisions of R$ 409, Adjustments to fair value of available for sale securities through other comprehensive income of R$ 97, Depreciation in excess - finance lease of R$ 102, and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 61.

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the deferred tax liabilities are:

Realization year	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%				
2025	11,689	17.6%	678	27.8%	12,367	18.0%	(1,433)	21.1%	10,934	17.7%
2026	9,629	14.5%	94	3.8%	9,723	14.2%	(232)	3.4%	9,491	15.3%
2027	8,297	12.5%	94	3.8%	8,391	12.2%	(177)	2.6%	8,214	13.3%
2028	6,803	10.3%	107	4.4%	6,910	10.1%	(239)	3.5%	6,671	10.8%
2029	6,986	10.6%	315	12.9%	7,301	10.6%	(717)	10.6%	6,584	10.6%
After 2029	22,856	34.5%	1,157	47.3%	24,013	34.9%	(3,983)	58.8%	20,030	32.3%
Total	**66,260**	**100.0%**	**2,445**	**100.0%**	**68,705**	**100.0%**	**(6,781)**	**100.0%**	**61,924**	**100.0%**
Present Value (1)	**52,754**		**1,932**		**54,686**		**(5,030)**		**49,656**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in the realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted for

At 03/31/2025, deferred tax assets not accounted for correspond to R$ 73 and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	03/31/2025
Taxes and contributions on income payable		4,992
Other taxes and contributions payable		4,983
Legal obligations	11b II	2,610
Total		**12,585**
Current		**9,636**
Non-current		**2,949**

In ITAÚ UNIBANCO HOLDING, Current tax liabilities totaled R$ 1,811 and are represented by Legal obligations of R$ 1,003 and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 808.

Note 21 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 03/31/2025
Net income attributable to owners of the parent company	**10,894**
Minimum non-cumulative dividends on preferred shares	(110)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(113)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**10,671**
Common	5,402
Preferred	5,269
Total net income available to equity owners:	
Common	5,515
Preferred	5,379
Weighted average number of outstanding shares	
Common	5,123,566,704
Preferred	4,997,439,499
Basic earnings per share – R$	
Common	1.08
Preferred	1.08

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 03/31/2025
Net income available to preferred equity owners	**5,379**
Dividends on preferred shares after dilution effects	42
Net income available to preferred equity owners considering preferred shares after the dilution effect	**5,421**
Net income available to ordinary equity owners	**5,515**
Dividend on preferred shares after dilution effects	(42)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**5,473**
Adjusted weighted average of shares	
Common	5,123,566,704
Preferred	5,075,252,686
Preferred	4,997,439,499
Incremental as per share-based payment plans	77,813,187
Diluted earnings per share – R$	
Common	1.07
Preferred	1.07

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 22 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- **Defined benefit plans (BD):** plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- **Defined contribution plans (CD):** plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- **Variable contribution plans (CV):** in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	03/31/2025
Demographic	Mortality table	AT-2000 softned by 10%
Financial	Discount rate (1)	11.59% p.a.
Financial	Inflation (2)	4.00% p.a.

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value	% Allocation
	03/31/2025	03/31/2025
Fixed income securities	**21,004**	**96.5%**
Quoted in an active market	20,372	93.6%
Non quoted in an active market	632	2.9%
Variable income securities	**4**	**-**
Quoted in an active market	4	-
Structured investments	**127**	**0.6%**
Non quoted in an active market	127	0.6%
Real estate	**546**	**2.5%**
Loans to participants	**85**	**0.4%**
Total	**21,766**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1, and real estate rented to group companies, with a fair value of R$ 472.

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	03/31/2025									
	BD and CV plans					CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,490**	**(19,035)**	**(4,237)**	**(1,782)**	**365**	**(81)**	**284**	**(562)**	**(2,060)**
Amounts recognized in income (1+2+3+4)		**590**	**(527)**	**(118)**	**(55)**	**(3)**	**(3)**	**(6)**	**(16)**	**(77)**
1 - Cost of current service		-	(6)	-	(6)	-	-	-	-	(6)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		590	(521)	(118)	(49)	11	(3)	8	(16)	(57)
4 - Other revenues and expenses [1]		-	-	-	-	(14)	-	(14)	-	(14)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(8)**	**14**	**(6)**	-	-	-	-	-	-
5 - Effects on asset ceiling		-	-	(6)	(6)	-	-	-	-	(6)
6 - Remeasurements		-	-	-	-	-	-	-	-	-
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	-	-	-	-	-	-	-	-
7 - Exchange variation		(8)	14	-	6	-	-	-	-	6
Other (8+9+10)		**(306)**	**464**	-	**158**	-	-	-	**20**	**178**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(464)	464	-	-	-	-	-	20	20
10 - Contributions and investments from sponsor		158	-	-	158	-	-	-	-	158
Amounts at end of the period		**21,766**	**(19,084)**	**(4,361)**	**(1,679)**	**362**	**(84)**	**278**	**(558)**	**(1,959)**
Amount recognized in Assets					18			278	-	296
Amount recognized in Liabilities					(1,697)			-	(558)	(2,255)

1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2025 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), deducting the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 11.59% p.a.

ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 55, in Other Comprehensive Income is R$ 8 and in income/(expense) is R$ 1.

f) Defined benefit contributions

	Estimated contributions	Contributions made
	2025	01/01 to 03/31/2025
Retirement plan - FIU	17	8
Retirement plan - FUNBEP	94	141
Total (1)	**111**	**149**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2025	2026	2027	2028	2029	2030 to 2034
Pension plan - FIU	8.08	1,244	1,192	1,230	1,264	1,298	6,886
Pension plan - FUNBEP	7.60	716	733	750	767	782	4,084
Other post-employment benefits	7.29	85	91	72	45	47	258
Total		2,045	2,016	2,052	2,076	2,127	11,228

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate						
Increase by 0.5 p.p.	(654)	-	242	(18)	-	18
Decrease by 0.5 p.p.	701	-	(264)	20	-	(20)
Mortality table						
Increase by 5%	(203)	-	77	(9)	-	9
Decrease by 5%	212	-	(81)	10	-	(10)
Medical inflation						
Increase by 1 p.p.	-	-	-	44	-	(44)
Decrease by 1 p.p.	-	-	-	(38)	-	38

1) Net of effects of asset ceiling.

Note 23 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc.

Further information on the results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income / (Loss)
	01/01 to 03/31/2025
Foreign branches	(1,783)
Latin America consolidated	874
Other foreign companies	(587)
Foreign consolidated	(1,208)

Note 24 - Income and expenses related to financial operations and result of expected credit losses

	01/01 to 03/31/2025			
	Income related to financial operations	Expenses related to financial operations	Result of expected credit loss	Gross income related to financial operations
AC	49,791	(39,449)	(8,181)	2,161
FVOCI	3,175	-	(240)	2,935
FVPL	18,953	(538)	(9)	18,406
Other	2,865	(6,712)	197	(3,650)
Total	**74,784**	**(46,699)**	**(8,233)**	**19,852**

Note 25 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XV.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and annuities charged for the availability and management of credit card.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, withdrawals from demand deposit account and money order.

- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.

- **Payments and receipts:** refer mainly to fees charged by acquirers for processing transactions carried out with cards, the rental of machines from Rede and transfers made through PIX in legal entity's packages.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

	01/01 to 03/31/2025
Credit and debit cards	4,034
Current account services	941
Asset management	**2,097**
Funds	1,656
Consortia	441
Credit operations and financial guarantees	**699**
Credit operations	261
Financial guarantees	438
Payment and collection services	1,840
Advisory services and brokerage	1,130
Custody services	193
Other	984
Total	**11,918**

In ITAÚ UNIBANCO HOLDING, Revenues from Commissions and Bank fees are basically represented by Credit and Debit cards in the amount of R$ 2,644.

Note 26 - Operating expenses

	01/01 to 03/31/2025
Compensation, payroll charges, welfare benefits, dismissals and training	(6,191)
Employees' profit sharing and share-based payment	(1,760)
Third-party and financial system services, security, transportation and travel expenses	(2,027)
Data processing and telecommunications	(1,475)
Installations and materials	(823)
Depreciation and amortization	(1,479)
Advertising, promotions and publicity	(423)
Selling - credit cards	(1,259)
Amortization of goodwill	(107)
Claims losses	(149)
Other	(925)
Total	**(16,618)**

Note 27 - Risk, capital management and fixed assets limits

a) Corporate governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management, that are the basis for its strategic decisions to ensure business sustainability and maximize value creation for shareholders.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the

establishment of a Risk Committee, and the nomination before BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING CONSOLIDATED's employees in their daily routines are as follows:

- **Sustainability and customer satisfaction:** the vision of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is concerned about doing business that is good for customers and for the institution.

- **Risk culture:** the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles: conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management, which encourage understanding and open discussion about risks, so that they are kept within the risk appetite levels established and so that each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** the institution has a low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business.

- **Operational excellence:** ITAÚ UNIBANCO HOLDING CONSOLIDATED intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services.

- **Ethics and respect for regulations:** at ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, that perform delegated duties in the risk and capital management, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

To support this structure, the Risk Department has specialized officers to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the established policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured according to the concept of three lines of defense, namely:

- 1st line of defense: business areas and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks.

- 2nd line of defense: risk area, an independent unit that provides central control, ensuring that risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed and are supported by risk management principles (risk appetite, policies, established procedures and dissemination of the risk culture in the business). This centralized control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure, to ensure correct and timely corporate decisions.

- 3rd line of defense: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

Other information on Risk and Capital Management can be viewed at www.itau.com.br/relacoes-com-investidores/en/, in the section Results and reports, Regulatory reports, Pillar 3.

b) Risk management

Risk appetite

Risk appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that ITAÚ UNIBANCO HOLDING CONSOLIDATED should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the ITAÚ UNIBANCO HOLDING CONSOLIDATED's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that the ITAÚ UNIBANCO HOLDING CONSOLIDATED's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING CONSOLIDATED will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution's conduct.

- Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, which will guide the use of preventive measures to ensure that exposures are in line with the ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also considers external factors such as interest rates, market default indicators, inflation, changes in consumption, among other.

With respect to individuals, small and medium-size companies, retail public, the credit ratings are assigned based on statistical application models (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING CONSOLIDATED already has a relationship).

For wholesale public and agribusiness, the classification is based on information such as the counterparty's economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Credit proposals are analyzed on a case-by-case basis through an authority level mechanism.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Public Access Report - Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports.

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its securities portfolios. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit loss by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD), in which default is the moment when the contract becomes a problem asset.

ITAÚ UNIBANCO HOLDING CONSOLIDATED calculates the expected credit loss for Retail and Wholesale portfolios by multiplying PD, LGD and EAD (Exposure at Default), considering the prospective macroeconomic information in PD and LGD.

I.III - Classification of credit impairment stages

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules of stage change consider for the Retail and Wholesale segments:

- **Stage 1 to stage 2:** delay or assessment of PD triggers with significant deterioration.

ITAÚ UNIBANCO HOLDING CONSOLIDATED migrates contracts overdue for over 30 days to stage 2, except real estate loans (overdue for 60 days), due to the operation risk.

Regardless of the delay, migration to stage 2 occurs if the PD of the operation or the rating of the economic subgroup, as established for Retail and Wholesale, respectively, exceed the risk appetite approved by the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

- **Stage 3:** indications are considered that the client will not honor the contracted conditions (problem Asset), and the main ones are: 90 days overdue in the payment of principal and charges, debt restructuring, judicial measures, among others. The financial instrument, at any stage, may migrate to stage 3 when presenting indications of a problem Asset.

For models that are not massified, in the event a financial instrument is allocated in stage 3, all financial instruments of the same economic subgroup/of the same counterparty are classified to stage 3, except for those whose nature and purpose do not indicate that the client will not honor the contracted conditions.

Based on the classifications in stages, the measurement rules determined for expected credit loss are used, as described in Note 2c IV.

I.IV - Maximum exposure of financial assets to credit risk

	03/31/2025
Financial assets	**2,341,551**
Interbank investments	**240,627**
Securities purchased under agreements to resell	186,187
Interbank deposits	52,216
Assets guaranteeing technical provisions	2,258
(Provision for expected credit loss)	(34)
Securities	**883,812**
Own portfolio	287,203
Restricted	278,110
Assets guaranteeing technical provisions	319,839
(Provision for expected credit loss)	(1,340)
Derivatives	**78,467**
Operations with credit granting characteristics	**1,138,645**
Loan, lease and other credit operations	1,002,453
Securities	189,706
(Provision for expected credit loss)	(53,514)
Interbank and interbranch accounts	**248,131**
Other financial assets	**54,888**
Off-balance sheet	**620,121**
Financial guarantees	121,639
Credit commitments and Credits to be released	498,482
Total	**3,264,691**

Amounts shown for credit risk exposure are based on gross book value and do not consider any collateral received or other added credit improvements.

The contractual amounts of financial guarantees, credit commitments and credits to be released represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of credit commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.V – Homogeneous portfolio of risk

The Retail segment includes the businesses of Bank for Individuals, Payroll Loans, Cards and Financial Institutions, Vehicles for Individuals, Mortgage Loans, Retail Companies and Vehicles for Companies.

In Retail, ITAÚ UNIBANCO HOLDING CONSOLIDATED has 130 Homogeneous groups: 86 in Stage 1, 29 in Stage 2 and 15 in Stage 3.The average risk concentration of credit operations for homogeneous groups is 0.8%.

The breakdown of the gross book value of Operations with credit granting characteristics by maturity is shown below:

	03/31/2025
Overdue as from 1 day	22,720
Current up to 3 months	257,467
Current from 3 to 12 months	263,443
Current over 1 year	648,529
Total	**1,192,159**

II - Market risk

It is the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021, as amended. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a certain period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta economic value of equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta net interest income): difference between the result of financial operations of instruments subject to IRRBB in a base scenario and the result of financial operations of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

- Sensitivity (DV01- Delta variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to sundry risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts is aligned with the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e., the expected distribution for profits and losses (P&L´s Profit and loss statement) of a portfolio overtime, which can be estimated from past behavior of returns of market risk factors forthis portfolio. VaR is calculated at a confidence level of 99%, a historicalperiod of 4 years (1.000 business days) and a holding period of one day. Inaddition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

	VaR total (historical simulation) (1)			
	03/31/2025			
	Average	Minimum	Maximum	Total VaR
VaR by risk factor group				
Interest rates	1,370	1,028	1,974	1,242
Currencies	31	22	43	29
Shares	46	40	60	41
Commodities	15	10	22	15
Effect of diversification	-	-	-	(269)
Total risk	**1,138**	**777**	**1,744**	**1,058**

1) VaR by risk factor group considers information from foreign units.

The document "Public Access Report - Market and IRRBB Risk Management and Control Policy" which details the guidelines established by the institutional regulation for market risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

II.II - Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis assessed by market risk factors considered relevant, according to the scenarios below:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50% in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

The biggest losses by risk factor, in each scenario, were stated together with their impact on the result, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio are statics and do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of material losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, considering the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	03/31/2025		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed interest rate	Fixed interest rates in reais	(0.3)	(57.1)	(148.4)
Currency coupon	Foreign exchange coupon rates	0.2	(78.2)	(135.1)
Foreign currency	Foreign exchange rates	(3.7)	(69.5)	(192.9)
Price indices	Inflation coupon rates	(0.4)	(19.5)	(41.5)
TR	TR coupon rates	-	-	-
Shares	Share prices	3.9	131.9	59.7
Other	Exposures that do not fall under the definitions above	(0.2)	(39.1)	(63.0)
Total		**(0.5)**	**(131.5)**	**(521.2)**

1) Amounts net of tax effects.

Trading and banking portfolios	Exposures	03/31/2025		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed interest rate	Fixed interest rates in reais	(11.6)	(4,037.2)	(7,750.3)
Currency coupon	Foreign exchange coupon rates	(1.2)	(282.2)	(522.9)
Foreign currency	Foreign exchange rates	0.4	(163.0)	(348.9)
Price indices	Inflation coupon rates	(0.9)	(264.6)	(531.6)
TR	TR coupon rates	(2.4)	(717.1)	(1,373.3)
Shares	Share prices	7.2	48.6	(106.9)
Other	Exposures that do not fall under the definitions above	(0.2)	(39.4)	(62.2)
Total		**(8.7)**	**(5,454.9)**	**(10,696.1)**

1) Amounts net of tax effects.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

ITAÚ UNIBANCO HOLDING CONSOLIDATED manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity coverage ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net stable funding ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Under the LCR metric, ITAÚ UNIBANCO HOLDING CONSOLIDATED has High-quality Liquid Assets (HQLA), mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows are mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

When the LCR in the period is above the 100% threshold means that has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING CONSOLIDATED has Available Stable Funding (ASF), mainly made up of capital and wholesale funds. The required stable funding (RSF) are mainly made up of loans and financing granted to clients.

As well as for LCR, when the NSFR is above the 100% threshold, the stable funds available are sufficient to support the stable funds required in the long term.

The "Pillar 3", which details the Liquidity Ratios, can be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3.

The document "Public Access Report – Liquidity Risk Management and Control Policy", which details the guidelines established by the institutional regulation for liquidity risk control, which is not part of the financial statements, can be viewed on the website www.itau.com.br/relacoes-com-investores/en/, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Compliance and Operational Risk area.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled "Public Access Report – Integrated Operational Risk Management and Internal Controls", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

V - Insurance, private pension and premium bonds risks

In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates.

(ii) Private pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

(iii) Premium bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress.

VI - Emerging risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be also incorporated into risk management processes.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors,

classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agribusiness - Meatpacking, Agribusiness - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts on specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The notes about capital were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and capital adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2024 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	03/31/2025
Available capital (amounts)	
Common equity tier 1 (CET 1)	180,611
Tier 1	202,344
Total capital (PR)	224,092
Risk-weighted assets (amounts)	
Total risk-weighted assets (RWA)	1,430,630
Risk-based capital ratios as a percentage of RWA	
Common equity tier 1 ratio (%)	12.6%
Tier 1 ratio (%)	14.1%
Total capital ratio (%)	15.7%
Additional CET1 buffer requirements as a percentage of RWA	
Capital conservation buffer requirement (%)	2.5%
Countercyclical buffer requirement (%)	0.1%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%

At 03/31/2025, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 20,781 and the amount of subordinated debt that makes up Tier II capital is R$ 20,781.

The Basel Ratio reached 15.7% at 03/31/2025, a decrease of 0.8 p.p. compared to 12/31/2024, mainly due to payment of additional dividends.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 109,642, well above the Capital Buffer requirement of R$ 51,012, widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 03/31/2025, fixed assets ratio reached 17.1%, showing a surplus of R$ 73,830.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-weighted assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.

- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA
	03/31/2025
Credit risk (excluding counterparty credit risk)	**1,111,228**
Of which: standardized approach for credit risk	1,035,790
Of which: foundation internal rating-based approach (F-IRB)	-
Of which: advanced internal rating-based approach (A-IRB)	75,438
Counterparty credit risk (CCR)	**44,738**
Of which: standardized approach for counterparty credit risk (SA-CCR)	29,697
Of which: other CCR	15,041
Equity investments in funds - look-through approach	**3,764**
Equity investments in funds - mandate-based approach	**-**
Equity investments in funds - fall-back approach	**881**
Securitization exposures in banking book	**8,488**
Market Risk	**57,556**
Of which: standardized approach (RWA_{MPAD})	70,653
Of which: internal models approach (RWA_{MINT})	32,633
Operational Risk	**141,782**
Payment services risk (RWASP)	**NA**
Amounts below the thresholds for deduction	**62,193**
Total	**1,430,630**

III - Recovery plan

In response to the latest international crises, the Central Bank published Resolution No. 5,187, which requires the development of a Recovery and exit planning (PRSO) by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, spread and fees) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 28 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

Equity balances in Reais linked to the foreign currencies were as follows:

	03/31/2025
Permanent foreign investments	106,535
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(83,061)
Net foreign exchange position	**23,474**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National financial system

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 03/31/2025
Regulatory non-recurring results	**(38)**
Other	(38)

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Parent company and consolidated condensed financial statements at March 31, 2025 and report on review

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated condensed financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying condensed balance sheet of Itaú Unibanco Holding S.A. ("Bank") as at March 31, 2025 and the related condensed statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, as well as the accompanying condensed consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as at March 31, 2025 and the related condensed consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated condensed financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these condensed financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed financial statements, referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2025, its financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

PricewaterhouseCoopers Auditores Independentes Ltda.
Avenida Brigadeiro Faria Lima, 3732,
Edifício B32, 16o, São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000

Itaú Unibanco Holding S.A.

Emphasis of matters

Comparative figures

We draw attention to Note no. 2 a) to these parent company and consolidated condensed financial statements, which describes that these statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank, which consider the exemption to present in the financial statements comparative figures related to previous periods, as provided for in Resolution no. 4.966 of the National Monetary Council and in Resolution no. 352 of the Brazilian Central Bank. Our conclusion is not qualified in respect of this matter.

Other matters

Supplementary information as of January 1, 2025

As presented in notes no. 2 a) and b) to these parent company and consolidated condensed financial statements, unaudited supplementary information as of January 1, 2025 was included in the Condensed Consolidated Balance Sheet and in the parent company and consolidated Condensed Statement of Changes in Equity.

Condensed Statement of added value

The condensed financial statements referred to above include the parent company and consolidated statements of added value for the three-month period ended at March 31, 2025. These statements are the responsibility of the Bank's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the condensed financial statements for the purpose of concluding whether they are reconciled with the condensed financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated condensed financial statements taken as a whole.

São Paulo, May 8, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to March 2025 and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company's capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), May 08, 2025.

GILBERTO FRUSSA

President

IGOR BARENBOIM
Member

EDUARDO HIROYUKI MIYAKI
Member

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of March 31, 2025.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on May 08, 2025, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements;

. Report of Independent Auditors;

. Opinion of the Fiscal Council.

Milton Maluhy Filho
Chief Executive Officer

Gabriel Amado de Moura
Officer

Maria Helena dos Santos Fernandes de Santana
Chairperson of the Audit Committee

Arnaldo Alves dos Santos
Accountant